As filed with the Securities and Exchange Commission on September 23, 1998.

                                                              File No. 333-
                                                                       811-5140
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                           SECURITIES ACT OF 1933                [X]

                        PRE-EFFECTIVE AMENDMENT NO.              [_]
                      POST-EFFECTIVE AMENDMENT NO.               [_]

                                     AND/OR

                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940            [_]

                       POST-EFFECTIVE AMENDMENT NO. 19           [X]

                     JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V
                           (EXACT NAME OF REGISTRANT)

                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                      JOHN HANCOCK PLACE, BOSTON, MA 02117
         (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 572-9196

                            SANDRA M. DADALT, ESQUIRE
                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                               JOHN HANCOCK PLACE
                                BOSTON, MA 02117
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


Approximate date of proposed public offering: as soon as practicable after effective date of this Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to declaration under Rule 24f-2 under the Investment Company Act of 1940.

Title and amount of securities being registered: interests under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                              CROSS REFERENCE SHEET

Form N-4 Item                                      Prospectus Caption
-------------                                      ------------------

1.   Cover Page................................... Cover Page

2.   Definitions.................................. Special Terms; Variable Account
                                                   Valuation Procedures

3.   Synopsis..................................... Synopsis of Expense Information;
                                                   Summary Information

4.   Condensed Financial
      Information................................. Not Applicable

5.   General Description of
      Registrant, Depositor and
      Portfolio Companies......................... Cover Page; Summary Information; The
                                                   Company; The Separate Accounts; The Trusts;
                                                   Voting Privileges

6.   Deductions and Expenses...................... The Trusts; The MVA Fixed Account;
                                                   Charges Under the Contracts;
                                                   Distribution of the Contracts

7.   General Description of Variable
      Annuity Contracts........................... The MVA Fixed Account; The
                                                   Contracts; The Accumulation Period;
                                                   The Annuity Period; Miscellaneous
                                                   Provisions; Changes in Applicable Law -
                                                   Funding and Otherwise

8.   Annuity Period............................... The Annuity Period

9.   Death Benefit................................ The Accumulation Period; The Annuity
                                                   Period

10.  Purchases and Contract Values................ The Contracts; Variable Account
                                                   Valuation Procedures; Distribution of the
                                                   Contracts

11.  Redemptions.................................. Charges Under the Contracts -
                                                   Contingent Deferred Sales Load; The
                                                   Accumulation Period - Surrender of
                                                   Contract, Partial Withdrawals;
                                                   Miscellaneous Provisions - Deferment of
                                                   Payment; Summary Information - 10 Day
                                                   Free-Look Provision

12.  Taxes........................................ Federal Income Taxes

13.  Legal Proceedings............................ Not Applicable

14.  Table of Contents of Statement
      of Additional Information................... Table of Contents of Statement of
                                                   Additional Information

                     JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                              CROSS REFERENCE SHEET

                                        Statement of Additional
Form N-4 Item                           Information Caption
-------------                           -----------------------

15. Cover Page......................... Cover Page

16. Table of Contents.................. Table of Contents

17. General Information and
     History........................... Not Applicable

18. Services........................... Services Agreement

19. Purchase of Securities Being
     Offered........................... Not Applicable

20. Underwriters....................... Not Applicable

21. Calculation of Performance
     Data.............................. Calculation of Performance Data

22. Annuity Payments................... Calculation of Annuity Payments

23. Financial Statements............... Separate Account Financial Statements

                              JOHN HANCOCK MUTUAL
                             LIFE INSURANCE COMPANY

                         DEFERRED COMBINATION FIXED AND
                           VARIABLE ANNUITY CONTRACTS


                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H
                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V


                                   PROSPECTUS


                                October 8, 1998



The deferred annuity contracts described in this prospectus may be funded by any one or more of thirty subaccounts ("Subaccounts") of John Hancock Variable Annuity Account H ("Account H") and John Hancock Variable Annuity Account V ("Account V") (collectively referred to as the "Separate Accounts"), and by the Market Value Adjustment Fixed Account ("MVA Fixed Account"). The Separate Accounts are separate investment accounts of John Hancock Mutual Life Insurance Company ("Company"). The contracts are issued as group or individual contracts. An individual's interest in a group contract is evidenced by the issuance of a separate Certificate. In some states, contracts are offered on an individual basis, with the issuance of an individual contract. The Certificates and individual contracts are collectively referred to herein as the "Contracts."



The Contracts are designed to provide retirement benefits under tax qualified plans, as well as under non-qualified arrangements. All funds accumulate on a tax-deferred basis under the Contracts. You may elect a variable return investment option through the Separate Accounts or a guaranteed interest investment option through the MVA Fixed Accounts, or a combination of these two options.



Under the variable return investment option, you can choose among one or more of the available Subaccounts of the Separate Accounts. The following Subaccounts of Account H are available: V.A. Growth, V.A. Sovereign Investors, V.A. Growth & Income, V.A. Independence Equity, V.A. Special Opportunities, V.A. Emerging Growth, V.A. Financial Industries, V.A. Strategic Income, V.A. Sovereign Bond, V.A. World Bond, V.A. High Yield Bond, and V.A. Money Market. The following Subaccounts of Account V are available: Managed, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Real Estate Equity, Small/Mid Cap CORE, Small Cap Value, Global Equity, International Balanced, International Equity Index, International Opportunities, Emerging Markets Equity, Short-Term Bond, Bond Index, Strategic Bond, and High Yield Bond.



The assets of each Subaccount of Account H will be invested in a corresponding fund ("Fund") of the John Hancock Declaration Trust ("Declaration Trust"), a "series" type mutual fund advised by John Hancock Advisers, Inc., ("JH Advisers"). The assets of each Subaccount of Account V will be invested in a corresponding portfolio ("Portfolio") of the John Hancock Variable Series Trust I ("VST"), a "series" type mutual fund advised by John Hancock Mutual Life Insurance Company ("John Hancock"). The Declaration Trust and the VST are collectively referred to as the "Trusts." John Hancock and JH Advisers are collectively referred to as the "Investment Advisers." The prospectus for each Trust accompanies this prospectus and describes the investment objectives, policies, and risks of the Trusts.



Under the MVA Fixed Account guaranteed interest investment option, you can choose among various available Guarantee Periods, each of which has its own interest rate and expiration date. Amounts allocated to the MVA Fixed Account are credited with interest at a fixed rate for the entire Guarantee Period. A Market Value Adjustment, or "MVA," positive or negative, may be made upon annuitization or any withdrawal, surrender or transfer prior to the last day of any Guarantee Period. However, the amount of any MVA is subject to the limitations described under "The MVA Fixed Account."


                                                        (continued on next page)


THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH TRUST.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTERESTS IN THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, ENDORSED, OR GUARANTEED BY THE U.S. GOVERNMENT, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY, ENTITY OR PERSON, AND INVOLVE INVESTMENT RISKS INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

[JOHN HANCOCK FUNDS LOGO]                      [Printed on Recycled Paper LOGO].
                                                                    PVAMIP 10/98

(continued from prior page)

Currently, the number of investment options that may be selected to fund the Contracts is limited to 18.


This prospectus sets forth information about the Contracts that a prospective investor ought to know before investing. A statement of additional information ("SAI") for the Separate Accounts, dated October 8, 1998, has been filed with the Securities and Exchange Commission ("Commission") and is incorporated herein by reference. The SAI, the table of contents of which appears at page 31 of this prospectus, is available without charge upon written or oral request made to the Company's Servicing Office at the address or telephone number below.


                                Servicing Office
                         John Hancock Servicing Center
                                 P.O. Box 9298
                        Boston, Massachusetts 02205-9298

                             Telephone 800-824-0335

                                                                   Page
                     TABLE OF CONTENTS                             ----
SPECIAL TERMS...............................................          5
SYNOPSIS OF EXPENSE INFORMATION.............................          5
CONDENSED FINANCIAL INFORMATION.............................          8
SUMMARY INFORMATION.........................................          9
THE COMPANY.................................................         11
THE SEPARATE ACCOUNTS.......................................         11
THE TRUSTS..................................................         13
THE MVA FIXED ACCOUNT.......................................         15
  Guaranteed Rates/Guarantee Periods........................         15
  Market Value Adjustment...................................         15
  MVA Gain and Loss Limitations.............................         16
  Investments by the Company................................         16
CHARGES UNDER THE CONTRACTS.................................         16
  Charges For Mortality And Expense Risks...................         16
  Charges for Administrative Services.......................         16
  Contingent Deferred Sales Load............................         17
  Nursing Home Waiver of CDSL...............................         18
  Optional Death Benefit Charges............................         18
  Variations in Charges.....................................         18
  Premium or Similar Taxes..................................         19
THE CONTRACTS...............................................         19
  Purchase of Contracts.....................................         19
  Premium Payments by Wire..................................         19
THE ACCUMULATION PERIOD.....................................         20
  Allocation of Premium Payments............................         20
  Value of Accumulation Units...............................         20
  Determination of MVA Fixed Account Value..................         20
  Transfers Among Subaccounts and Guarantee Periods.........         20
  Dollar Cost Averaging.....................................         21
  Surrender of Contract; Partial Withdrawals................         21
  Systematic Withdrawal.....................................         21
  Standard Death Benefit....................................         22
  Optional One Year Stepped-Up Death Benefit................         22
  Optional Accidental Death Benefit.........................         22
  Payment of Death Benefits.................................         22
THE ANNUITY PERIOD..........................................         23
  Variable Monthly Annuity Payments.........................         23
  Fixed Monthly Annuity Payments............................         24
  Annuity Options...........................................         24
  Transfers.................................................         24
  Other Conditions..........................................         25
VARIABLE ACCOUNT VALUATION PROCEDURES.......................         25
MISCELLANEOUS PROVISIONS....................................         25
  Restriction on Assignment.................................         25
  Deferment of Payment......................................         25
  Reservation of Rights.....................................         26
  Owner and Beneficiary.....................................         26
FEDERAL INCOME TAXES........................................         26
  The Separate Accounts, the MVA Fixed Account, and the
     Company................................................         26
  Contracts Purchased Other Than to Fund a Tax Qualified
     Plan...................................................         26
  Diversification Requirements..............................         27
  Contracts Purchased to Fund a Tax Qualified Plan..........         27
SEPARATE ACCOUNT PERFORMANCE................................         29
REPORTS.....................................................         29
VOTING PRIVILEGES...........................................         29

                                                                   Page
               TABLE OF CONTENTS (CONTINUED)                       ----
CHANGES IN APPLICABLE LAW--FUNDING AND OTHERWISE............         30
DISTRIBUTION OF THE CONTRACTS...............................         30
YEAR 2000...................................................         30
REGISTRATION STATEMENTS.....................................         30
EXPERTS AND FINANCIAL STATEMENTS............................         30
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....         31
APPENDIX A--SAMPLE MARKET VALUE ADJUSTMENT CALCULATIONS.....         32
APPENDIX B--VARIABLE ANNUITY INFORMATION FOR INDIVIDUAL
  RETIREMENT ANNUITIES......................................         34


THE CONTRACTS OFFERED BY THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE OR SOLICIT AN OFFER IN THAT STATE.

SPECIAL TERMS

As used in this prospectus, the following terms have the indicated meanings:

ACCUMULATION PERIOD: the period referred to in the term "Accumulation Unit."

ACCUMULATION UNIT: a unit of measurement used in determining the value of an Owner's interest in a Subaccount during the period prior to the commencement of annuity payments or, if earlier, the surrender of the Contract. The value of an Accumulation Unit will reflect the investment experience of the Subaccount and vary in dollar amount.

ACCUMULATED VALUE: accumulated value of all Subaccounts and the MVA Fixed Account Value under a Contract.

DATE OF MATURITY: the date elected by the Owner as of which annuity payments will commence. The election is subject to certain conditions described in "The Annuity Period." The Contract specifies a "Date of Maturity" as discussed under "The Annuity Period."

ANNUITANT: the person designated in the Contract as such.

ANNUITY OPTION: the provisions under which a series of annuity payments is made to the Annuitant or other payee, such as the Life Annuity with Ten Years Certain.

ANNUITY UNIT: a unit of measurement used in determining the amount of any variable annuity payment. The value of an Annuity Unit for each Subaccount will depend upon the assumed investment rate and the investment experience of that Subaccount, and will vary in dollar amount.

CONTRACT YEAR: the 12-month period following the date of issue of the Contract and each 12-month period thereafter. In Certificates issued under group Contracts, these periods are the "Certificate Year."

FIXED ANNUITY OPTION: an annuity option under which the Company promises to pay the Annuitant, or any other payee designated by the Owner, fixed payments.


GENERAL ACCOUNT: comprises all assets of the Company other than those in the Separate Accounts, and other than those in any other legally segregated separate account established by the Company.


GUARANTEE PERIOD: the period for which a Guaranteed Rate is credited.

GUARANTEED RATE: the rate of interest credited during any Guarantee Period, on an effective annual basis.

MARKET VALUE ADJUSTMENT: positive or negative adjustment, subject to limitation, to MVA Fixed Account Value that is paid out at a time other than the last day of a Guarantee Period.

MVA FIXED ACCOUNT VALUE: the amount of premium payments allocated or transferred to Guarantee Periods, plus interest and any positive Market Value Adjustment, less any withdrawals (including any contingent deferred sales load) and deductions for fees, charges and any premium or similar taxes, and any negative Market Value Adjustment.

OWNER: the person(s) or entity, usually the person(s) or entity to whom the Contract is issued, who has the sole right to exercise all rights and privileges under the Contract except as otherwise provided in the Contract. As used in this prospectus, Owner includes the "Participant" referred to in Certificates under Contracts issued on a group basis.

SURRENDER VALUE: the amount that is payable upon a surrender of the Contract prior to the Date of Maturity. Surrender Value is equal to the Accumulated Value of a Contract after all applicable adjustments and deduction of all applicable charges.

VARIABLE ANNUITY OPTION: an annuity option under which the Company makes to the Annuitant, or any other payee designated by the Owner, payments which vary in amount in accordance with the net investment experience of the Subaccounts selected by the Owner. Not all of the Subaccounts are available under the Contracts during the annuity period.

WE, US, OUR: mean the Company.

YOU, YOUR: mean the Owner.

SYNOPSIS OF EXPENSE
INFORMATION


The purpose of this synopsis is to provide an understanding of the various costs and expenses that the Owner will bear directly or indirectly. The synopsis includes expenses of the Separate Accounts and the Trusts. For a more complete description of the fees and charges applicable under the Contracts, see "Charges Under the Contracts." The management fees charged the Funds and Portfolios and their annual operating expenses are more fully described in the prospectuses for the Trusts.


CONTRACT OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES LOAD (or "CDSL," as a percentage of premium payments withdrawn in excess of the Free Withdrawal Value)(1)

YEARS FROM DATE OF
PREMIUM PAYMENT TO                                       CDSL
DATE OF SURRENDER OR WITHDRAWAL                       PERCENTAGE
----------------------------------------------------  ----------
7 or more...........................................      0%
6 but less than 7...................................      2%
5 but less than 6...................................      3%
4 but less than 5...................................      4%
3 but less than 4...................................      5%
2 but less than 3...................................      5%
less than 2.........................................      6%
ANNUAL CONTRACT FEE(2)..............................     $30

---------------
(1) In any Contract Year an Owner may withdraw, without a CDSL, an amount equal to 10% of the Accumulated Value as of the beginning of the Contract Year less any prior withdrawals during the Contract Year. This is the "Free Withdrawal Value."

(2) The annual Contract Fee is deducted on Contracts having an Accumulated Value of less than $10,000. The Contract Fee is deducted at the beginning of each Contract Year after the first and at a full surrender during a Contract Year. The Contract Fee is assessed only during the Accumulation Period, and is referred to as the "Certificate Fee" in Certificates issued under group Contracts. The Company reserves the right to increase the annual Contract Fee up to $50, subject to applicable state regulations.

SEPARATE ACCOUNT ANNUAL EXPENSES

(as a percentage of Account Value)

                                               INITIAL PREMIUM
                                                   PAYMENT
                                            ---------------------
                                            LESS THAN    $250,000
                                            $250,000     OR MORE
                                            ---------    --------
Mortality and Expense Risk Charge.........    0.90%        0.90%
Administration Charge.....................    0.35%        0.10%
                                              ----         ----
Total.....................................    1.25%        1.00%
                                              ====         ====


DECLARATION TRUST ANNUAL EXPENSES


(as a percentage of average net assets)


                                         OTHER FUND
                        MANAGEMENT        EXPENSES         TOTAL FUND
         FUND              FEES      AFTER LIMITATION(*)   EXPENSES(*)
----------------------  ----------   -------------------   -----------
V.A. Financial
  Industries               0.80%            0.25%             1.05%
V.A. Emerging Growth       0.75%            0.25%             1.00%
V.A. Special
  Opportunities            0.75%            0.25%             1.00%
V.A. Growth                0.75%            0.25%             1.00%
V.A. Growth & Income       0.60%            0.25%             0.85%
V.A. Independence
  Equity                   0.70%            0.25%             0.95%
V.A. Sovereign
  Investors                0.60%            0.25%             0.85%
V.A. Sovereign Bond        0.50%            0.25%             0.75%
V.A. Strategic Income      0.60%            0.25%             0.85%
V.A. High Yield Bond       0.60%            0.25%             0.85%
V.A. World Bond            0.75%            0.25%             1.00%
V.A. Money Market          0.50%            0.25%             0.75%


---------------

(*) Other Fund expenses are based on expenses for the past fiscal year except
    V.A. Special Opportunities, V.A. Growth & Income, and V.A. High Yield Bond Funds which were not in existence during the year. Advisers agreed to limit temporarily other expenses of each Fund to 0.25% of the Fund's average daily net assets.



    Without these limitations, other expenses for V.A. Financial Industries, V.A. Emerging Growth, V.A. Growth, V.A. Independence Equity, V.A. Sovereign Investors, V.A. Sovereign Bond, V.A. Strategic Income, V.A. World Bond and V.A. Money Market Funds would be 0.59%, 1.97%, 1.62%, 0.89%, 0.56%, 2.03%,
    0.77%, 1.55%, and 0.77%, respectively. As a result, total fund operating expenses without these limitations for V.A. Financial Industries, V.A. Emerging Growth, V.A. Growth, V.A. Independence Equity, V.A. Sovereign Investors, V.A. Sovereign Bond, V.A. Strategic Income, V.A. World Bond and V.A. Money Market Funds would be 1.39%, 2.72%, 2.37%, 1.59%, 1.16%, 2.53%,
    1.37%, 2.30%, and 1.27%, respectively. Other Fund expenses and total Fund expenses as a percentage of average net assets are expected to decrease as the net assets of the Funds grow.



VST ANNUAL EXPENSES
(as a percentage of average net assets)



                                      OTHER PORTFOLIO
                                         EXPENSES
                       MANAGEMENT          AFTER          TOTAL PORTFOLIO
      PORTFOLIO           FEES        REIMBURSEMENT**        EXPENSES
---------------------  ----------   -------------------   ---------------
Managed                   0.33%            0.04%               0.37%
Equity Index              0.15%            0.25%               0.40%
Large Cap Value           0.75%            0.25%               1.00%
Large Cap Growth          0.39%            0.05%               0.44%
Mid Cap Value             0.80%            0.25%               1.05%
Mid Cap Growth            0.85%            0.25%               1.10%
Real Estate Equity        0.60%            0.09%               0.69%
Small/Mid Cap CORE        0.80%            0.25%               1.05%
Small Cap Value           0.80%            0.25%               1.05%
Global Equity             0.90%            0.25%               1.15%
International
  Balanced                0.85%            0.25%               1.10%
International Equity
  Index                   0.18%            0.19%               0.37%
International
  Opportunities           0.97%            0.25%               1.22%
Emerging Markets
  Equity                  1.30%            0.25%               1.55%
Short-Term Bond           0.30%            0.21%               0.51%
Bond Index                0.15%            0.25%               0.40%
Strategic Bond            0.75%            0.25%               1.00%
High Yield Bond           0.65%            0.25%               0.90%


---------------

** Other Portfolio Expenses are based upon expenses for the past fiscal year, except that Other Portfolio Expenses for Small/Mid Cap CORE, Global Equity, Emerging Markets Equity, Bond Index, and High Yield Bond Funds are based upon estimates for the current fiscal year. John Hancock reimburses the Portfolio when the Portfolio's Other Expenses exceeds 0.25% of its average daily net asset value. Other Portfolio expenses and total Portfolio expenses as a percentage of average net assets are expected to decrease as the net assets of the Portfolios grow. Without these reimbursements, Other Portfolio Expenses for the Equity Index, Large Cap Value, Mid Cap Value, Mid Cap Growth, International Balanced, International Opportunities, and Strategic Bond Portfolios would have been 0.40%, 0.31%, 0.34%, 0.50%, 0.71%, 0.60% and
   0.57%, respectively.

EXAMPLES

If you surrender your Contract at the end of the applicable time period, you would pay the following current expenses on a $1,000 investment allocated to one of the Subaccounts listed, assuming 5% annual return on assets:


                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                ------   -------   -------   --------
V.A. Financial Industries.....    78       118       161       269
V.A. Emerging Growth..........    77       117       159       264
V.A. Special Opportunities....    77       117       159       264
V.A. Growth...................    77       117       159       264
V.A. Growth & Income..........    76       112       151       248
V.A. Independence Equity......    77       115       156       259
V.A. Sovereign Investors......    76       112       151       248
V.A. Sovereign Bond...........    75       109       146       238
V.A. Strategic Income.........    76       112       151       248
V.A. High Yield Bond..........    76       112       151       248
V.A. World Bond...............    77       117       159       264
V.A. Money Market.............    75       109       146       238
Managed.......................    71        97       126       198
Equity Index..................    71        98       128       201
Large Cap Value...............    77       117       159       264
Large Cap Growth..............    72        99       130       205
Mid Cap Value.................    78       118       161       269
Mid Cap Growth................    78       120       164       274
Real Estate Equity............    74       107       143       232
Small/Mid Cap CORE............    78       118       161       269
Small Cap Value...............    78       118       161       269
Global Equity.................    79       121       166       279
International Balanced........    78       120       164       274
International Equity Index....    71        97       126       198
International Opportunities...    80       123       170       286
Emerging Markets Equity.......    83       133       186       318
Short-Term Bond...............    72       102       133       213
Bond Index....................    71        98       128       201
Strategic Bond................    77       117       159       264
High Yield Bond...............    76       114       153       253


If you annuitize at the end of the applicable time period, or if you do not surrender your Contract, you would pay the following current expenses on a $1,000 investment allocated to one of the Subaccounts listed, assuming 5% annual return on assets:


                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                ------   -------   -------   --------
V.A. Financial Industries.....    24       73        126       269
V.A. Emerging Growth..........    23       72        123       264
V.A. Special Opportunities....    23       72        123       264
V.A. Growth...................    23       72        123       264
V.A. Growth & Income..........    22       67        115       248
V.A. Independence Equity......    23       70        121       259
V.A. Sovereign Investors......    22       67        115       248
V.A. Sovereign Bond...........    21       64        110       238
V.A. Strategic Income.........    22       67        115       248
V.A. High Yield Bond..........    22       67        115       248
V.A. World Bond...............    23       72        123       264
V.A. Money Market.............    21       64        110       238
Managed.......................    17       53         91       198
Equity Index..................    17       54         92       201
Large Cap Value...............    23       72        123       264
Large Cap Growth..............    18       55         94       205
Mid Cap Value.................    24       73        126       269
Mid Cap Growth................    24       75        128       274
Real Estate Equity............    20       62        107       232
Small/Mid Cap CORE............    24       73        126       269



                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                ------   -------   -------   --------
Small Cap Value...............    24       73        126       269
Global Equity.................    25       76        131       279
International Balanced........    24       75        128       274
International Equity Index....    17       53         91       198
International Opportunities...    26       78        134       286
Emerging Markets Equity.......    29       88        150       318
Short-Term Bond...............    18       57         98       213
Bond Index....................    17       54         92       201
Strategic Bond................    23       72        123       264
High Yield Bond...............    22       69        118       253


The annual Contract Fee reflected in the examples has been expressed as an annual percentage of assets based on the Company's experience with other variable annuity contracts using the same contract fee provision.

The examples do not give effect to any premium taxes that may be applicable, or to any of the charges described under "Optional Benefit Riders," below. The examples should not be considered representations of past or future expenses; actual expenses may be greater than or less than those shown above.

OPTIONAL BENEFIT RIDERS

The Company offers, subject to state availability, three optional benefit riders that may be elected by the Owner. A separate monthly charge is made for each rider selected. The charge, as applicable, is made pro rata based on relative values through a reduction in Accumulation Units of the Subaccounts and dollar amounts in the Guarantee Periods under a Contract.

The applicable charge is equal to the Accumulated Value at the beginning of each month multiplied by 1/12th of the following annual percentage rates. With respect to the Nursing Home Waiver of CDSL Rider, the applicable charge will be assessed only upon the Accumulated Value associated with premium payments upon which a CDSL would continue to be applicable at the time the charge is assessed.

ONE YEAR STEPPED-UP DEATH BENEFIT RIDER....................  0.15%
ACCIDENTAL DEATH BENEFIT RIDER (terminates at age 80)......  0.10%
NURSING HOME WAIVER OF CDSL RIDER..........................  0.05%

For a description of these riders, see "One Year Stepped-Up Death Benefit Rider" and "Accidental Death Benefit Rider" under "The Accumulation Period," and "Nursing Home Waiver of CDSL Rider" under "Charges Under the Contracts."

MARKET VALUE ADJUSTMENT AND CHARGES
APPLICABLE TO THE MVA FIXED ACCOUNT

Except when effected on the last day of a Guarantee Period, surrenders, transfers or partial withdrawals from the MVA Fixed Account, including amounts withdrawn to provide an annuity or death benefit, are subject to a Market Value Adjustment that may increase or reduce the amount of MVA Fixed Account Value paid out by the Company. The Market Value Adjustment is computed pursuant to a formula that includes upward and downward limitations, as described under "The MVA Fixed Account-Market Value Adjustment." Of the expenses summarized above, only the "Contingent Deferred Sales Load," "Annual Contract Fee," and "Optional Benefit Riders" charges are applicable to the MVA Fixed Account.

JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H CONDENSED FINANCIAL INFORMATION


Selected data for each Accumulation Share of Account H outstanding throughout the period shown are set forth below. No similar information is included for Account V because that Account was not offered with the Contracts prior to the date of this prospectus.


FOR CONTRACTS WITH INITIAL PURCHASE PAYMENTS LESS THAN $250,000:


                                                  PERIOD FROM
                                                APRIL 14, 1997
                                               (COMMENCEMENT OF
                                                  OPERATIONS)
                                                      TO
                                               DECEMBER 31, 1997
                                               -----------------
V.A. Financial Industries Subaccount
Accumulation share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $13.39

Number of Accumulation Shares outstanding at
end of period................................      554,940.05

V.A. Emerging Growth Subaccount Accumulation
share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $10.20

Number of Accumulation Shares outstanding at
end of period................................       84,279.23

V.A. Growth Subaccount
(formerly V.A. Discovery Subaccount)
Accumulation share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $10.55

Number of Accumulation Shares outstanding at
end of period................................       64,523.58
V.A. Independence Equity Subaccount
Accumulation share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $14.36

Number of Accumulation Shares outstanding at
end of period................................      178,470.46

V.A. Sovereign Investors Subaccount
Accumulation share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $13.68

Number of Accumulation Shares outstanding at
end of period................................      246,897.95

V.A. Sovereign Bond Subaccount Accumulation
share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $11.31

Number of Accumulation Shares outstanding at
end of period................................       73,099.69

V.A. Strategic Income Subaccount Accumulation
share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $11.78

Number of Accumulation Shares outstanding at
end of period................................      100,609.26

V.A. World Bond Subaccount Accumulation
share value:
  Beginning of Period........................          $10.00
  End of Period..............................          $10.47

Number of Accumulation Shares outstanding at
end of period................................       14,948.67

V.A. Money Market Subaccount Accumulation
share value:
  Beginning of Period........................          $ 1.00
  End of Period..............................          $ 1.05

Number of Accumulation Shares outstanding at
end of period................................    1,931,652.09


FOR CONTRACTS WITH INITIAL PURCHASE PAYMENTS GREATER THAN $250,000:


                                                  PERIOD FROM
                                                APRIL 14, 1997
                                               (COMMENCEMENT OF
                                                  OPERATIONS)
                                                      TO
                                               DECEMBER 31, 1997
                                               -----------------
V.A. Financial Industries Subaccount
Accumulation share value:
  Beginning of Period........................         $10.00
  End of Period..............................         $13.41

Number of Accumulation Shares outstanding at
end of period................................     144,561.61

V.A. Emerging Growth Subaccount Accumulation
share value:
  Beginning of Period........................         $10.00
  End of Period..............................         $10.23

Number of Accumulation Shares outstanding at
end of period................................      14,188.65

V.A. Growth Subaccount (formerly V.A.
Discovery Subaccount) Accumulation share
value:
  Beginning of Period........................         $10.00
  End of Period..............................         $10.59

Number of Accumulation Shares outstanding at
end of period................................      16,760.71

V.A. Independence Equity Subaccount
Accumulation share value:
  Beginning of Period........................         $10.00
  End of Period..............................         $14.41

Number of Accumulation Shares outstanding at
end of period................................      35,170.78

V.A. Sovereign Investors Subaccount
Accumulation share value:
  Beginning of Period........................         $10.00
  End of Period..............................         $13.72

Number of Accumulation Shares outstanding at
end of period................................       8,359.80

V.A. Sovereign Bond Subaccount Accumulation
share value:
  Beginning of Period........................         $10.00
  End of Period..............................         $11.35

Number of Accumulation Shares outstanding at
end of period................................      52,286.26

V.A. Strategic Income Subaccount Accumulation
share value:
  Beginning of Period........................         $10.00
  End of Period..............................         $11.82

Number of Accumulation Shares outstanding at
end of period................................       8,206.74

V.A. World Bond Subaccount Accumulation share
value:
  Beginning of Period........................         $10.00
  End of Period..............................         $10.50

Number of Accumulation Shares outstanding at
end of period................................             --

V.A. Money Market Subaccount Accumulation
share value:
  Beginning of Period........................         $ 1.00
  End of Period..............................         $ 1.05

Number of Accumulation Shares outstanding at
end of period................................     508,715.60

SUMMARY INFORMATION

The Contracts are designed for purchase by individuals doing their own retirement planning, including plans and trusts that do not qualify for special tax treatment under the Internal Revenue Code of 1986, as amended ("Code"), and for purchase in connection with (1) pension and profit-sharing plans qualified under Section 401(c) of the Code, known as "H.R. 10 plans," (2) pension or profit-sharing plans qualified under Sections 401(a) or 403(a) of the Code, known as "corporate plans," (3) plans qualifying under
Section 401(k) of the Code, (4) annuity purchase plans adopted under the provisions of Section 403(b) of the Code by public school systems and certain other tax-exempt organizations, and (5) individual retirement annuity plans satisfying the requirements of Section 408 of the Code. For additional information pertaining to the purchase of a Contract as an Individual Retirement Annuity, see "Appendix B--Variable Annuity Information for Individual Retirement Annuities."

The John Hancock Servicing Center (the "Servicing Center") handles various administrative, processing, servicing and similar functions related to the Contracts. The Servicing Center may be reached at the address and telephone number shown on the second page of this prospectus.

In order to accommodate "employer-related" plans funded by the Contracts, Contract forms using "unisex" purchase rates, i.e., rates the same for males and females, are available. Any questions you have as to whether you are participating in an employer-related plan should be directed to your employer. Any other question you or your employer may have with respect to this topic can be directed to the Servicing Center.

THE CONTRACTS

The Contracts offered are "flexible premium" deferred annuity Contracts under which premium payments may be made in a single sum or at intervals until the Date of Maturity. At that time annuity payments by the Company will commence unless the Owner elects to surrender the Contract, in which case, the Surrender Value will be paid.

An application for a Contract is available from broker-dealers and certain financial institutions who are participating in the distribution of the Contracts. Applications are also available directly from the Company by contacting the Servicing Center. Upon completion, the application is transmitted, along with the premium payment, to the Servicing Center for processing. See "The Contracts."


JOHN HANCOCK VARIABLE ANNUITY ACCOUNTS H AND V



The Separate Accounts are separate investment accounts of the Company. Each is operated as a unit investment trust and supports the variable benefits payable under the Contracts. Twelve Subaccounts within Account H are currently available to Owners: V.A. Growth, V.A. Sovereign Investors, V.A. Growth & Income, V.A. Independence Equity, V.A. Special Opportunities, V.A. Emerging Growth, V.A. Financial Industries, V.A. Strategic Income, V.A. Sovereign Bond, V.A. World Bond, V.A. High Yield Bond, and V.A. Money Market. Eighteen Subaccounts within Account V are currently available to Owners: Managed, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Real Estate Equity, Small/Mid Cap CORE, Small Cap Value, Global Equity, International Balanced, International Equity Index, International Opportunities, Emerging Markets Equity, Short-Term Bond, Bond Index, Strategic Bond, and High Yield Bond. Each Subaccount of Account H invests in a corresponding Fund of the Declaration Trust. Each Subaccount of Account V invests in a corresponding Portfolio of the VST.



Each Fund and Portfolio has a different investment objective. JH Advisers receives a fee from each Fund of the Declaration Trust for providing investment management services. In turn, JH Advisers pays a fee to the following sub-investment managers (both of which are indirect, wholly-owned subsidiaries of John Hancock) for providing sub-investment services to the Funds indicated:



NAME OF FUND                 NAME OF SUB-INVESTMENT MANAGER
------------                 ------------------------------
V.A. Independence Equity     Independence Investment Associates, Inc.
V.A. Sovereign Investors     Sovereign Asset Management Corporation



John Hancock receives a fee from each Portfolio of the VST for providing investment management services. In turn, John Hancock pays a fee to the following sub-investment managers for providing sub-investment management services to the various Portfolios:



NAME OF PORTFOLIO            NAME OF SUB-INVESTMENT MANAGER
-----------------            ------------------------------
Managed                      Independence Investment Associates, Inc.
Equity Index                 State Street Bank & Trust, N.A.
Large Cap Value              T. Rowe Price Associates, Inc.
Large Cap Growth             Independence Investment Associates, Inc.
Mid Cap Value                Neuberger & Berman Management, Inc.
Mid Cap Growth               Janus Capital Corp
Real Estate Equity           Independence Investment Associates, Inc.
Small/Mid Cap CORE           Goldman Sachs Asset Management
Small Cap Value              INVESCO Management & Research, Inc.
Global Equity                Scudder--Kemper Investments
International Balanced       Brinson Partners, Inc.
International Equity Index   Independence International Associates, Inc.
International Opportunities  Rowe Price-Fleming International, Inc.
Emerging Markets Equity      Montgomery Asset Management, LLC
Short-Term Bond              Independence Investment Associates, Inc.
Bond Index                   Mellon Bond Associates
Strategic Bond               J.P. Morgan Investment Management, Inc.
High Yield Bond              Wellington Management Company, LLP



Independence International Associates, Inc., is another indirect, wholly-owned subsidiary of John Hancock. The fees paid by the Investment Advisers to the sub-investment managers for investment advisory service are borne by the Investment Advisers and are not charged to the Trusts, the Separate Accounts, or the Owners. For a full description of the Trusts, see the prospectuses for the Trusts following this prospectus.


MVA FIXED ACCOUNT INVESTMENT OPTIONS

Any amount allocated by the Owner to the MVA Fixed Account earns interest at a Guaranteed Rate. The level of the Guaranteed Rate depends on the length of the Guarantee Period selected by the Owner. We currently make available various Guarantee Periods with durations of up to ten years.

If amounts are transferred, surrendered or otherwise paid out at any time other than the last day of the applicable Guarantee Period, a Market Value Adjustment will be applied that will increase or decrease the amount of MVA Fixed Account Value paid out. Accordingly, the Market Value Adjustment can result in gains or losses which are subject to limitations as described under the "MVA Fixed Account."

For a more complete discussion of the MVA Fixed Account investment options and Market Value Adjustment, see "The MVA Fixed Account."

PRINCIPAL UNDERWRITER AND DISTRIBUTOR


John Hancock Funds, Inc. ("JHFI"), a registered broker-dealer affiliate of the Company, acts as principal underwriter and principal distributor of the Contracts. The Contracts are offered through broker-dealers and financial institutions.


INVESTMENT OF PREMIUM PAYMENTS

Premium payments received under Contracts, after deduction of any premium or similar taxes, are allocated to one or more of the Subaccounts and/or one or more of the Guarantee Periods in the MVA Fixed Account, as directed by the Owner.

Premium payments may be mailed to John Hancock Servicing Center, P.O. Box 9298, Boston, Massachusetts 02205-9298. All checks or other money orders should be made payable to John Hancock. Procedures also have been established for the receipt of premium payments by wire order. See "Payments by Wire" under "The Contracts."

MINIMUM AND MAXIMUM PREMIUM PAYMENTS


Each premium payment must be at least $500. The total premium payments may not exceed $1,000,000 in any Contract Year, without our prior approval. No premium payments may be made within six months prior to the Annuitant's 85th birthday or thereafter. These limits may be waived by the Company.



SEPARATE ACCOUNT CHARGES



Charges made directly to the Separate Accounts include daily charges aggregating 0.90% annually for mortality and expense risks, and daily charges at the annual rate of 0.35% and 0.10% under Contracts with initial premium payments of less than $250,000 and $250,000 or more, respectively. These charges are based on the average daily net asset value of each Subaccount, and reduce the unit values of the Subaccounts.



FUND AND PORTFOLIO CHARGES



Management fees at annual rates ranging from 0.10% to 1.30% of average daily net assets are paid by the Funds and Portfolios to the Investment Advisers. The Funds and Portfolios also incur charges for other expenses incurred in their operations. Management fees and other expenses are reflected in the net asset value of the shares of each Fund and Portfolio.


WITHDRAWAL CHARGES

A withdrawal charge, or contingent deferred sales load (the CDSL), if applicable, is deducted from the amount of any premium payment withdrawn from the Accumulated Value under a Contract, including any partial withdrawal or any full withdrawal upon a surrender of the Contract. The charge is 6% for withdrawals made in the first two years from the date we receive a premium payment, and decreases decrementally to zero in the seventh year. The charge does not apply to any premium payments withdrawn after seven years from the date we receive the payments. In any Contract Year, up to 10% of the Accumulated Value as of the beginning of the Contract Year, less any prior withdrawals during the Contract Year, may be withdrawn without a CDSL. The CDSL also does not apply to a withdrawal made to provide an annuity or a death benefit or, if necessary, to meet minimum distribution requirements under qualified plans, or under the waiver described in the next paragraph.

NURSING HOME WAIVER OF CDSL CHARGE

Subject to state availability, an optional "Nursing Home Waiver of CDSL" rider may be elected at the time the Owner applies for a Contract. Under this benefit, the CDSL, if otherwise applicable, will be waived on any withdrawals if beginning at least 90 days after the date of issue, the Owner becomes confined to a long term care facility ("LTCF") for at least 90 consecutive days, subject to certain conditions. At the beginning of each month, we make a charge for this rider equal to 1/12th of 0.05% (annual percentage rate) of the Accumulated Value associated with premium payments upon which a CDSL would continue to be applicable at the time the charge is assessed. The benefit is not available for applicants over age 75.

CONTRACT FEE AND CERTAIN OTHER CHARGES


An annual Contract Fee of $30 is deducted during the Accumulation Period under Contracts having an Accumulated Value of less than $10,000. The Company reserves the right to increase the Contract Fee up to $50, subject to applicable state regulations. No Contract Fee will be deducted if the Accumulated Value is $10,000 or more. Charges also may be made for any taxes or interest expenses attributable to the Contracts or the Separate Accounts.


Deductions are also made for any applicable premium or similar taxes based on the amount of a premium payment. Currently, such taxes in certain states are up to 5% of each premium payment. In addition, separate monthly charges are made for the optional death benefit riders described under "Death Benefits" below.


A more detailed description of all fees and charges applicable under the Contracts appears under "Charges Under the Contracts." Fees and charges of the Trusts are described in their prospectuses which are attached to this prospectus.

WITHDRAWAL PRIOR TO DATE OF MATURITY

At any time before annuity payments begin, if the Annuitant is living, a Contract may be surrendered in full for its Surrender Value or a portion of the Accumulated Value may be withdrawn, subject to applicable charges and certain limits. See "Surrender of Contract; Partial Withdrawals" under "The Contracts." A 10% tax penalty may be applicable to withdrawals before the Owner attains age 59 1/2. A Market Value Adjustment may also be applied. See "The MVA Fixed Account."

SYSTEMATIC WITHDRAWAL

The Accumulated Value of a Contract may be systematically withdrawn on a monthly, quarterly, semiannual or annual basis, as elected by the Owner. Systematic withdrawals in any Contract Year in excess of 10% of the Accumulated Value as of the beginning of the Contract Year may be subject to a CDSL. See "Contingent Deferred Sales Load" under "Charges Under the Contracts." A minimum Accumulated Value of $15,000 is required to start the program and certain other conditions apply. See "Systematic Withdrawal" under "The Accumulation Period."

DOLLAR COST AVERAGING


The Owner may elect to have amounts automatically transferred from any variable Subaccount into one or more of the other Subaccounts. Transfers of $250 or more may be made monthly, quarterly, semiannually or annually. A minimum Accumulated Value of $15,000 is required to start the program. See "Dollar Cost Averaging" under "The Accumulation Period."


STANDARD DEATH BENEFIT

The Contracts include a standard death benefit payable upon the death of the Annuitant prior to the Date of Maturity. The beneficiary will receive the greater of (a) the Accumulated Value, adjusted by any Market Value Adjustment, and (b) the aggregate amount of the premium payments made under the Contract, less any prior withdrawals and CDSLs applied to such partial withdrawals.

OPTIONAL ONE YEAR STEPPED-UP DEATH BENEFIT

At the time a Contract is applied for, the Owner may elect a one year stepped-up death benefit rider designed to enhance the death benefit payable to the beneficiary. Under this rider the benefit payable will be the greater of (a) the standard death benefit, and (b) the highest Accumulated Value, adjusted by a Market Value Adjustment, of the Contract as of any Contract anniversary preceding the date of receipt of due proof of death together with any required settlement instructions and preceding the Contract anniversary nearest the Annuitant's 81st birthday, plus any premium payments, less any withdrawals and CDSLs, since such Contract anniversary. See "Optional One Year Stepped-Up Death Benefit" under "The Accumulation Period." At the beginning of each month, we make a charge for this rider equal to 1/12th of 0.15% (annual percentage rate) of the Accumulated Value of the Contract at that time. This one year stepped-up death benefit is not available for applicants over age 79.

OPTIONAL ACCIDENTAL DEATH BENEFIT

Subject to state availability, at the option of the Owner, an accidental death benefit rider may be elected. Under this rider, upon the accidental death of the Annuitant prior to the earlier of the Date of Maturity or the Annuitant's 80th birthday, the beneficiary will receive, in addition to any other death benefit, an amount equal to the Accumulated Value of the Contract, as of the date of the accident, upon receipt of due proof of the Annuitant's death together with any required instructions as to method of settlement, up to a maximum of $200,000. The benefit only may be elected at the time the Contract is applied for, and is not available to applicants over age 79. At the beginning of each month, we make a charge for this rider equal to 1/12th of 0.10% (annual percentage rate) of the Accumulated Value of the Contract at that time.

10 DAY FREE-LOOK PROVISION

An Owner may return an individual Contract for any reason within 10 days after its receipt and receive in cash the Accumulated Value, adjusted by any Market Value Adjustment, plus any deductions previously made from premium payments for premium or similar taxes. Owners returning individual Contracts issued in Hawaii, Idaho, Missouri, Nebraska, North Carolina, Oklahoma, Oregon, South Carolina, Washington, West Virginia, and Utah, and all individual Contracts issued under an individual retirement account, will receive gross premium payments made. If the individual Contract is issued in California to an Owner 60 years of age or older, the Owner may return the individual Contract within 30 days after its receipt, and, in that event, the gross premium payments made will be refunded to the Owner.

In most states, the rights to return Contracts described in the preceding paragraph apply only to Contracts issued in individual form. In some states, however, such rights may also apply to certificates under Contracts issued in group form.

THE COMPANY

The Company is a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts in 1862. The Company's Home Office is located at 200 Clarendon Street, Boston, Massachusetts 02117.

The Company is a major financial services company with more than $115.9 billion of assets under management.


THE SEPARATE ACCOUNTS



Accounts H and V are separate accounts of the Company established under Massachusetts law on April 8, 1996, and May 11, 1987, respectively. Each Separate Account, although an integral part of the Company, meets the definition of a "separate account" under the Federal Securities Laws and is registered as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").


Each Separate Account's assets are the property of the Company and the obligations under the Contracts are the obligations of the Company. Each Contract provides that the portion of a Separate Account's assets equal to the reserves and other liabilities under the Contract with respect to that Separate Account shall not be chargeable with liabilities arising out of any other business the Company may conduct. In addition to the net assets and other liabilities for Contracts, each Separate Account's assets include assets derived from charges made by the Company and, possibly, funds contributed by the Company to commence operation of the Subaccounts. From time to time these additional assets may be transferred in cash by the Company to its general account. Before making any such transfer, the Company will consider any possible adverse impact the transfer might have on any Subaccount.



Income, gains and losses, whether or not realized, from assets allocated to a Separate Account are, in accordance with the Contracts, credited to or charged against that Separate Account without regard to other income, gains or losses of the Company.



Twelve Subaccounts within Account H are currently available to Owners: V.A. Growth, V.A. Sovereign Investors, V.A. Growth & Income, V.A. Independence Equity, V.A. Special Opportunities, V.A. Emerging Growth, V.A. Financial Industries, V.A. Strategic Income, V.A. Sovereign Bond, V.A. World Bond, V.A. High Yield Bond, and V.A. Money Market. Eighteen Subaccounts within Account V are currently available to Owners: Managed, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Real Estate Equity, Small/Mid Cap CORE, Small Cap Value, Global Equity, International Balanced, International Equity Index, International Opportunities, Emerging Markets Equity, Short-Term Bond, Bond Index, Strategic Bond, and High Yield Bond. The assets in each Subaccount of Account H are invested in shares of a corresponding Fund of the Declaration Trust. The assets in each Subaccount of Account V are invested in shares of a corresponding Portfolio of the VST. The assets of one Subaccount are not necessarily legally insulated from liabilities associated with another Subaccount. New subaccounts may be added and made available to Owners.

THE TRUSTS



Each Trust is a "series" type of mutual fund that is registered under the 1940 Act as an open-end diversified management investment company and organized as a Massachusetts business trust. The Trusts serve as investment mediums for the Separate Accounts and other unit investment trust separate accounts established for other variable life insurance policies and variable annuity contracts. A full description of each Trust, its investment objectives, policies and restrictions, its charges and expenses, and all other aspects of its operation is contained in its attached prospectus (which should be read carefully before investing) and the SAI referred to therein, which should be read together with this prospectus. Among other items, the description of the need to monitor events on the part of each Trust's Board of Trustees for possible conflicts between separate accounts and other consequences should be noted.



The following is a brief summary of the investment objectives of each available Fund of the Declaration Trust.



JOHN HANCOCK V.A. FINANCIAL INDUSTRIES FUND seeks capital appreciation primarily through investments in equity securities of financial services companies throughout the world.


JOHN HANCOCK V.A. EMERGING GROWTH FUND seeks long-term growth of capital. The potential for growth of capital is the sole basis for selection of portfolio securities. Current income is not a factor in this selection.

JOHN HANCOCK V.A. SPECIAL OPPORTUNITIES FUND seeks long-term capital appreciation. The Fund invests primarily in equity securities of domestic and foreign issuers in various economic sectors, selected according to both macroeconomic factors and the outlook for each sector.

JOHN HANCOCK V.A. GROWTH FUND (formerly, John Hancock V.A. Discovery Fund) seeks long-term capital appreciation. The Fund invests principally in common stocks (and in securities convertible into or with rights to purchase common stocks) of companies which the Fund's management believes offer outstanding growth potential over both the intermediate and long term.


JOHN HANCOCK V.A. GROWTH & INCOME FUND seeks the highest total return (capital appreciation plus current income) that is consistent with reasonable safety of capital.


JOHN HANCOCK V.A. INDEPENDENCE EQUITY FUND seeks above-average total return, consisting of capital appreciation and income. The Fund will diversify its investments to create a portfolio focused on stocks of companies that management believes are undervalued and have improving fundamentals over both the intermediate and long term.

JOHN HANCOCK V.A. SOVEREIGN INVESTORS FUND seeks long-term growth of capital and income without assuming undue market risks. At times, however, because of market conditions, the Fund may find it advantageous to invest primarily for current income. The Fund invests primarily in common stocks of seasoned companies in sound financial condition with a long record of paying increasing dividends.


JOHN HANCOCK V.A. SOVEREIGN BOND FUND seeks a high level of current income consistent with prudent investment risk. The Fund invests primarily in a diversified portfolio of investment grade fixed income securities of U.S. and foreign issuers, although the Fund may invest up to 25% of its total assets in lower-rated high-yield, high-risk fixed income securities.


JOHN HANCOCK V.A. STRATEGIC INCOME FUND seeks a high level of current income. The Fund invests primarily in foreign government and corporate fixed income securities, U.S. Government securities and lower-rated high-yield, high-risk fixed income securities of U.S. issuers.

JOHN HANCOCK V.A. HIGH YIELD BOND FUND seeks to maximize current income without assuming undue risk. The Fund invests primarily in junk bonds, i.e., lower-rated, high-yielding debt securities. The Fund also seeks capital appreciation, but only when consistent with its primary goal.

JOHN HANCOCK V.A. WORLD BOND FUND seeks competitive total investment return, consisting of current income and capital appreciation. The Fund invests primarily in a global portfolio of high-grade, fixed income securities.

JOHN HANCOCK V.A. MONEY MARKET FUND seeks maximum current income consistent with capital preservation and liquidity. The Fund invests only in high-quality money market instruments.


The following is a brief summary of the investment objectives of each available Portfolio of the VST:



MANAGED PORTFOLIO seeks to achieve maximum long-term total return consistent with prudent investment risk. Investments will be made in common stocks, convertibles and other equity investments, in bonds and other fixed income securities and in money market instruments.



EQUITY INDEX PORTFOLIO seeks to provide investment results that correspond to the total return of the U.S. market as represented by the S&P 500 utilizing common stocks that are publicly traded in the United States.



LARGE CAP VALUE PORTFOLIO seeks to provide substantial dividend income, as well as long-term capital appreciation, through investments in the common stocks of established companies believed to offer favorable prospects for increasing dividends and capital appreciation.

LARGE CAP GROWTH PORTFOLIO seeks to achieve above-average capital appreciation through the ownership of common stocks (and securities convertible into with rights to purchase common stocks) of companies believed to offer above-average capital appreciation opportunities. Current income is not an objective of the Portfolio.



MID CAP VALUE PORTFOLIO seeks to provide long-term growth of capital primarily through investment in the common stocks of medium capitalization companies believed to sell at a discount to their intrinsic value.



MID CAP GROWTH PORTFOLIO seeks to provide long-term growth of capital through a non-diversified portfolio investing primarily in common stocks of medium capitalization companies.



REAL ESTATE EQUITY PORTFOLIO seeks to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.



SMALL/MID CAP CORE PORTFOLIO seeks to achieve long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2500 Index at the time of investment.



SMALL CAP VALUE PORTFOLIO seeks is to provide long-term growth of capital by investing in a well diversified portfolio of equity securities of small capitalization companies exhibiting value characteristics.



GLOBAL EQUITY PORTFOLIO seeks to achieve long-term growth of capital through a diversified portfolio of marketable securities, primarily equity securities, of both U.S. and foreign issuers.



INTERNATIONAL BALANCED PORTFOLIO seeks to maximize total U.S. dollar return, consisting of capital appreciation and current income, through investment in non-U.S. equity and fixed income securities.



INTERNATIONAL EQUITY INDEX PORTFOLIO seeks to provide investment results that correspond to the total return of the major developed international (non-U.S.) equity markets, as represented by the MSCI AEFE GDP Index.



INTERNATIONAL OPPORTUNITIES PORTFOLIO seeks is to provide capital appreciation through investments in common stocks of primarily well-established, non-United States companies.



EMERGING MARKETS EQUITY PORTFOLIO seeks to achieve capital appreciation by investing primarily in equity securities of companies in countries having economies and markets generally considered by the World Bank or the United Nations to be emerging or developing.



SHORT-TERM BOND PORTFOLIO seeks to provide a high level of current income consistent with a low degree of share price fluctuation through investment primarily in a diversified portfolio of short- and intermediate-term investment-grade debt obligations.



BOND INDEX PORTFOLIO seeks to provide investment results that correspond to the total return and risk characteristics of the U.S. investment grade fixed income market, as represented by a Lehman Brothers bond index that tracks the performance of investment grade debt securities.



STRATEGIC BOND PORTFOLIO seeks to provide total return consistent with moderate risk of capital and maintenance of liquidity, through a portfolio of domestic and international fixed income securities.



HIGH YIELD BOND PORTFOLIO seeks to provide high current income and capital appreciation with capital preservation through investing primarily in high yield (below investment grade) debt securities.

                            ------------------------


The Company will purchase and redeem shares of the Trusts for the Separate Accounts at their net asset value without any sales or redemption charges. The shares of the Trusts represent an interest in the Funds and Portfolios that correspond to the Subaccounts of each Separate Account. Any dividend or capital gains distributions received by a Separate Account will be reinvested in shares of the respective Funds or Portfolios at their net asset value as of the dates paid. Any such distribution will result in a reduction in the value of the shares of the Fund or Portfolio from which the distribution was made. However, the total net asset value of each Separate Account, or of any Fund or Portfolio, will not change because of such distribution.



On each Valuation Date, shares of each Fund and Portfolio are purchased or redeemed by the Company for each Subaccount based on, among other things, the amount of net premium payments allocated to the Subaccount, dividends and distributions reinvested, transfers to, from and among Subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at the net asset value per share for each Fund and Portfolio determined on that same Valuation Date. See "Valuation Date" under "Variable Account Valuation Procedures."

THE MVA FIXED ACCOUNT

The MVA Fixed Account is a "nonunitized" separate account established by the Company. A nonunitized separate account is a separate account in which the Contract Owner has no claim on, or participation in the performance of, the assets held in the account. Investments purchased with amounts allocated to the MVA Fixed Account are the property of the Company, and any favorable investment performance on the assets held in the MVA Fixed Account accrues solely to the Company's benefit. All benefits relating to the Accumulated Value of amounts allocated to the MVA Fixed Account are guaranteed by the Company to the extent provided under the Contracts.

GUARANTEED RATES/GUARANTEE PERIODS


Amounts allocated by the Owner to the MVA Fixed Account earn interest at a Guaranteed Rate commencing with the date of allocation. The Guaranteed Rate continues for a number of years, i.e., the Guarantee Period, selected by the Owner. At the end of the Guarantee Period, the Accumulated Value in that Guarantee Period, including interest accrued thereon, will be automatically transferred to the V.A. Money Market Subaccount unless the Owner elects to: (a) withdraw such Accumulated Value from the Contract, (b) allocate all or a portion of the Accumulated Value to a new Guarantee Period of the same duration as the expiring Guarantee Period, or (c) allocate all or a portion of the Accumulated Value to a different Guarantee Period or periods or to one or more of the Subaccounts. The Company must be notified of any election by the Owner at the Servicing Center's office in a form satisfactory to it within 30 days prior to the end of the expiring Guarantee Period. The first day of any new Guarantee Period or other reallocation will be the day after the end of the prior Guarantee Period. The Company will notify the Owner at least 30 days prior to the end of any Guarantee Period. A Guarantee Period will not be available if it extends beyond the Date of Maturity.


The Company currently makes available Guarantee Periods of various durations. At any time, the Guarantee Periods may be one year and multiple year periods of up to ten years. The Company reserves the right to add or delete Guarantee Periods from those that are available at any time for new allocations. Each Guarantee Period has its own Guaranteed Rate, which may differ from those for other Guarantee Periods. We may, at our discretion, change the Guaranteed Rate for future Guarantee Periods. These changes will not affect the Guaranteed Rates being paid on Guarantee Periods that have already commenced. Each allocation or transfer of an amount to a Guarantee Period commences the running of a new Guarantee Period with respect to that amount, which will earn a Guaranteed Rate that will continue unchanged until the end of that period. With respect to all Contracts issued on an individual basis, and to Contracts issued on a group basis where required under state law, the Company will not make available any Guarantee Period offering a Guaranteed Rate below 3%.

The Company declares the Guaranteed Rates from time to time as market conditions and other factors dictate. The Company advises an Owner of the Guaranteed Rate for a chosen Guarantee Period at the time a premium payment is received, a transfer is effectuated or a Guarantee Period is renewed.

The Company has no specific formula for establishing the Guaranteed Rates for the Guarantee Periods. The rates may be influenced by, but not necessarily correspond to, interest rates generally available on the types of investments acquired with amounts allocated to the Guarantee Period. See "Investments by the Company," below. The Company, in determining Guaranteed Rates, may also consider, among other factors, the duration of a Guarantee Period, regulatory and tax requirements, sales and administrative expenses borne by the Company, risks assumed by the Company, the Company's profitability objectives, and general economic trends.

THE COMPANY'S MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED RATES TO BE DECLARED. THE COMPANY CANNOT PREDICT OR ASSURE THE LEVEL OF ANY FUTURE GUARANTEED RATES.


Information concerning the Guaranteed Rates applicable to the various Guarantee Periods, and the durations of the Guarantee Periods offered, at any time may be obtained from the Company by calling the Servicing Center at the telephone number indicated on the second page of this prospectus.


MARKET VALUE ADJUSTMENT

If any MVA Fixed Account Value is withdrawn, transferred or otherwise paid out before the end of the Guarantee Period in which it is being held, a Market Value Adjustment will be applied. This generally includes amounts that are paid out as death benefits pursuant to the Contract, amounts applied to an annuity option, and amounts paid as a single sum in lieu of an annuity. No Market Value Adjustment will be applied to amounts that are paid out on the last day of a Guarantee Period.

The Market Value Adjustment may increase or decrease the amount of MVA Fixed Account Value being withdrawn, transferred or otherwise paid out. The comparison of two Guaranteed Rates determines whether the Market Value Adjustment produces an increase or a decrease. The first rate to compare is the Guaranteed Rate for the existing Guarantee Period from which amounts are being transferred or withdrawn. The second rate is the Guaranteed Rate then being offered for new Guarantee Periods of the same duration as that remaining in the existing Guarantee Period. If the first rate exceeds the second by more than 1/2%, the Market Value Adjustment produces an increase. If the first rate does not exceed the second by at least 1/2%, the Market Value Adjustment produces a decrease. Sample calculations are shown in Appendix A.

The Market Value Adjustment will be determined by multiplying the amount being withdrawn or transferred from the Guarantee

Period (before deduction of any applicable CDSL) by the following factor:

                          n/12
                1 + g
           ( ------------)    -1
             1 + c + .005

where,

- g is the Guaranteed Rate in effect for the current Guarantee Period (in decimal form).

- c is the current Guaranteed Rate (in decimal form) in effect for new Guarantee Periods with durations equal to the number of years remaining in the current Guarantee Period (rounded up to the nearest whole number of years). If not available, the Company will declare a Guaranteed Rate solely for this purpose that is consistent with interest rates for Guarantee Periods that are currently available.

- n is the number of complete months from the date of withdrawal to the end of the current Guarantee Period. (Where less than one complete month remains, n will equal one unless the withdrawal is made on the last day of the Guarantee Period, in which case no adjustment will apply.)

MVA GAIN AND LOSS LIMITATIONS

In no event will the Market Value Adjustment exceed, in a positive or negative direction, the amount of any excess interest earned during a Guarantee Period up to the point of withdrawal or surrender. Excess interest means the dollar amount of interest earned on the amount being withdrawn or transferred since the beginning of the Guarantee Period in excess of the amount of interest that would have been earned had the effective annual interest rate been 3%. See Appendix A.

INVESTMENTS BY THE COMPANY

The Company's obligations with respect to the MVA Fixed Account are supported by its General Account assets, which also support other general obligations incurred by the Company. Subject to applicable law, the Company has sole discretion over the investment of assets in the MVA Fixed Account and the General Account, and neither account is subject to registration under the 1940 Act.

Amounts in the Company's General Account and the MVA Fixed Account will be invested in compliance with applicable state insurance laws and regulations concerning the nature and quality of investments for the General Account.

The Company intends to consider the return available on the instruments in which it intends to invest amounts allocated to the MVA Fixed Account when it establishes Guaranteed Rates. Such return is only one of the factors considered in establishing the Guaranteed Rates. See "Guaranteed Rates/Guarantee Periods," above.

The Company expects that amounts allocated to the MVA Fixed Account will be invested according to its detailed investment policy and guidelines, in fixed income obligations, including corporate bonds, mortgages, mortgage-backed and asset-backed securities and government and agency issues having durations in the aggregate consistent with those of the Guarantee Periods. The Company intends to invest proceeds from the Contracts attributable to the MVA Fixed Account primarily in domestic investment-grade securities. In addition, derivative contracts will be used only for hedging purposes, to reduce the ordinary business risk of the Contracts associated with changes in interest rates, and not for speculating on future changes in the financial markets. Notwithstanding the foregoing, the Company is not obligated to invest amounts allocated to the MVA Fixed Account according to any particular strategy.

Because of exemptive and exclusionary provisions, interests in the MVA Fixed Account have not been registered under the Securities Act of 1933 and the MVA Fixed Account has not been registered under the Investment Company Act of 1940. Accordingly, neither the MVA Fixed Account nor any interests therein are subject to the provisions of these Acts, and the Company has been advised that the staff of the Commission has not reviewed the disclosure in this Prospectus relating to the MVA Fixed Account. Disclosure regarding the MVA Fixed Account may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

CHARGES UNDER THE CONTRACTS

CHARGES FOR MORTALITY AND EXPENSE RISKS


While variable annuity payments to Annuitants will vary in accordance with the investment performance of the Separate Accounts, the amount of such payments will not be decreased because of adverse mortality experience of Annuitants as a class or because of an increase in actual expenses of the Company over the expense charges provided for in the Contracts. The Company assumes the risk that Annuitants as a class may live longer than expected (necessitating a greater number of annuity payments) and that its expenses may be higher than the deductions for such expenses. The Company also provides a standard death benefit and waives any CDSL upon the death of the Annuitant.



In return for the assumption of these mortality and expense risks, the Company makes a daily charge to the assets of each Separate Account. The daily charge is at the rate of 0.002466%, or 0.90% annually, of which 0.45% is for mortality risks, and 0.45% for expense risks. The Company reserves the right to revise the amounts of the charge as between mortality risks and expense risks, should estimates change, but the aggregate charge will not exceed 0.90% on an annual basis.


CHARGES FOR ADMINISTRATIVE SERVICES

The Company maintains an account for each Owner and Annuitant and makes all disbursements of benefits. The Company also furnishes such administrative and clerical services, including the calculation of Accumulation Unit values and the values and interests determined thereby, as are required for each Subaccount. The Company makes disbursements from Separate Account funds to pay obligations chargeable to that Separate Account and maintains the accounts, records, and other documents relating to the business of each Separate Account required by regulatory authorities. These administrative services may be performed by the Company or an authorized third party administrator. For these and other administrative services, the Company makes a daily charge to the assets of each Separate Account and assesses, during the Accumulation Period, a Contract Fee of $30 on all Contracts having an Accumulated Value of less than $10,000. The Contract Fee will be deducted at the beginning of each Contract Year after the first and at a full surrender during a Contract Year. The Company reserves the right to increase this fee up to a maximum of $50 subject to state regulations. No Contract Fee will be deducted if the Accumulated Value is $10,000 or more. The Contract Fee will be deducted from each Subaccount and each Guarantee Period in the same proportion that the Accumulated Value in that Subaccount or Guarantee Period bears to the full Accumulated Value.


The daily administrative charge is 0.000959%, or 0.35% on an annual basis, under any Contracts with an initial premium payment of less than $250,000. The charge is reduced to 0.000274%, or 0.10% on an annual basis, under any Contracts with an initial premium payment of $250,000 or more. The different charges reflect the fact that the cost of administering larger Contracts will tend to be smaller in proportion to the Contract's Accumulated Value and that amounts realized by the Company from expense charges made under smaller Contracts will be lower.

The administrative services charges are not designed, nor are they expected, to exceed the Company's cost in providing these services.

CONTINGENT DEFERRED SALES LOAD

A contingent deferred sales load, or CDSL, may be assessed whenever a Contract is surrendered for cash prior to the Date of Maturity ("total withdrawal" or "surrender") or whenever an amount less than the total Accumulated Value is withdrawn from a Contract prior to the Date of Maturity ("partial withdrawal"). This charge is used to help defray expenses relating to the sales of the Contracts, including commissions paid and other distribution costs.

An Owner may withdraw in any Contract Year up to 10% of the Accumulated Value as of the beginning of the Contract Year without the assessment of any CDSL. This is the Free Withdrawal Value. If, in any Contract Year, the Owner withdraws an aggregate amount in excess of 10% of the Accumulated Value as of the beginning of the Contract Year, the amount withdrawn in excess of 10% is subject to a CDSL to the extent that the excess is attributable to premium payments made within seven years of the date of withdrawal or surrender.

No CDSL is assessed on amounts applied to provide an annuity or to pay a death benefit. Also, no CDSL will apply to certain withdrawals if an Owner has elected the nursing home waiver of CDSL rider described under "Nursing Home Waiver of CDSL" below. Amounts withdrawn to satisfy the minimum distribution requirements for tax qualified plans funded by a Contract are not subject to a CDSL in any Contract Year. Amounts above the minimum distribution requirements are subject to a CDSL.

The CDSL percentage charge depends upon the number of years that have elapsed from the date of premium payment to the date of its withdrawal, as follows:

YEARS FROM DATE
OF PREMIUM PAYMENT TO                                    CDSL
DATE OF SURRENDER OR WITHDRAWAL                       PERCENTAGE
-------------------------------                       ----------
7 or more...........................................      0%

6 but less than 7...................................      2%

5 but less than 6...................................      3%

4 but less than 5...................................      4%

3 but less than 4...................................      5%

2 but less than 3...................................      5%

less than 2.........................................      6%


Whenever a CDSL is imposed, it is deducted from each Subaccount of the Separate Accounts and each Guarantee Period of the MVA Fixed Account in the proportion that the amount subject to the CDSL in each bears to the total amount subject to the CDSL. In calculating the CDSL, all amounts withdrawn plus all Contract Fees and CDSLs are assumed to be deducted first from the earliest purchase payment, and then from the next earliest purchase payment, and so forth until all payments have been exhausted, satisfying the first-in first out, or "FIFO," method of accounting. The CDSL only applies to premium payments, not to any earnings or appreciation. For a discussion of the taxation of partial withdrawals, see "Contracts Purchased Other Than to Fund a Tax Qualified Plan" under "Federal Income Taxes."


To the extent that any CDSL is applicable, the Accumulated Value will generally be reduced by the amount of the CDSL, as well as by the actual dollar amount of the withdrawal request. Any positive MVA will reduce the amount deducted from the Accumulated Value by the amount of the positive MVA. Any negative MVA will increase the amount deducted by the amount of the negative MVA. The CDSL is calculated based upon the full amount by which the Accumulated Value is reduced, adjusted for any MVA, and subject to the conditions noted above.

    FOR EXAMPLE, ASSUME A CONTRACT IS ISSUED ON JANUARY 1, 1996, AND THAT THE OWNER MAKES PREMIUM PAYMENTS OF $5,000 ON JANUARY 1, 1996, $1,000 ON JANUARY 1, 1997, AND $1,000 ON JANUARY 1, 1998. ASSUME THAT THE ACCUMULATED VALUE ON JANUARY 1, 1999, IS $9,000 AND THAT A PARTIAL WITHDRAWAL IS MADE BY THE OWNER IN THE AMOUNT OF $6,000 (NO TAX WITHHOLDING) ON JUNE 1, 1999. THE CDSL IN THIS CASE, ASSUMING NO PRIOR PARTIAL WITHDRAWALS, WOULD EQUAL $272.23.

    IN CALCULATING THE CDSL UNDER THE FIFO METHOD, THE JANUARY 1, 1996, $5,000 PREMIUM PAYMENT IS FIRST REDUCED BY THE THREE $30 CONTRACT FEES ASSESSED ON JANUARY 1, 1997, 1998, AND 1999, I.E., TO $4,910. TEN PERCENT OF THE ACCUMULATED VALUE ON JANUARY 1, 1999, I.E., $900, THE FREE WITHDRAWAL AMOUNT, IS THEN DEDUCTED LEAVING $4,010.

    THE REMAINING BALANCE OF THE $5,000 JANUARY 1, 1996, PREMIUM PAYMENT, I.E., $4,010, IS THEN WITHDRAWN IN ITS ENTIRETY AND IS ASSESSED A CDSL OF $200.50 (.05 X $4,010). ALL OF THE $1,000 JANUARY 1, 1997, PREMIUM
    PAYMENT IS TO BE WITHDRAWN AND IS ASSESSED A CDSL OF $50 (.05 X $1,000). TO MAKE UP THE REMAINDER OF THE $6,000 PAID TO THE OWNER, $362.23 IS WITHDRAWN FROM THE JANUARY 1, 1998, PREMIUM PAYMENT. THIS IS ASSESSED A CDSL OF $21.73 (.06 X $362.23).

    THEREFORE, THE TOTAL AMOUNT PAID TO THE OWNER IS $6,000 AND THE TOTAL CDSL IS $272.23. THE ABOVE EXAMPLE ASSUMES ALL AMOUNTS WITHDRAWN ARE AFTER THE APPLICATION OF ANY MARKET VALUE ADJUSTMENT.

Withdrawals made prior to the Owner attaining age 59 1/2 may be subject to certain adverse tax consequences. A federal penalty of 10% is generally applicable to the taxable portion (earnings) of a premature withdrawal from the Contract. See "Penalty for Premature Withdrawals" under "Federal Income Taxes."


To the extent that the proceeds from the CDSLs may be insufficient to cover distribution costs, the Company may recover them from its General Account assets which may consist of, among other things, proceeds derived from mortality and expense risk charges deducted from a Separate Account, and charges for the optional benefits described in this prospectus.


NURSING HOME WAIVER OF CDSL

Subject to state availability, an optional Nursing Home Waiver of CDSL rider may be elected when the Contract is applied for. Under this benefit, the CDSL, if otherwise applicable, will be waived as to any withdrawals if, beginning at least 90 days after the Contract date of issue, the Owner becomes confined to a nursing home facility for at least 90 consecutive days and receives skilled nursing care. The Company must receive a request for a withdrawal and adequate proof of confinement no later than 90 days after discharge from the facility, and the confinement must be prescribed by a physician and medically necessary. This rider is not available to Contract applicants 75 years of age or older, or to applicants who were confined to a nursing home within the prior two years. Reference should be made to the rider for a complete description of its terms, conditions and benefits. At the beginning of each month, a charge equal to 1/12th of .05% (annual percentage rate) is made against the Accumulated Value associated with premium payments upon which a CDSL would continue to be applicable at the time the charge is assessed. The charge is made through a pro rata reduction in Accumulation Units of the Subaccounts and dollar amounts in the Guarantee Periods, based on relative values.

OPTIONAL DEATH BENEFIT CHARGES

Separate monthly charges are made for the optional One Year Stepped-Up Death Benefit and Accidental Death Benefit riders offered by the Company. In each case, the charge for the rider is made through a pro rata reduction in Accumulation Units of the Subaccounts and dollar amounts in the Guarantee Periods, based on relative values. The charge, made at the beginning of each month, is equal to the Accumulated Value at that time multiplied by 1/12th of the following applicable annual percentage rates: One Year Stepped-Up Death Benefit rider--0.15%; Accidental Death Benefit rider--0.10%. See "Optional One Year Stepped-Up Death Benefit Rider" and "Optional Accidental Death Benefit Rider" under "The Accumulation Period."

VARIATIONS IN CHARGES

In the future, the Company may allow a reduction in or the elimination of the CDSL, the charge for the Nursing Home Waiver of CDSL rider, the charge for expense risks, the administrative services charge, or the annual Contract Fee, or the charge for the One Year Stepped-Up Death Benefit rider or Accidental Death Benefit rider, under Contracts sold to groups or classes of individuals in a manner resulting in a reduction in the expenses associated with the sale of such Contracts and the benefits offered, or the costs associated with administering or maintaining the Contracts.

The entitlement to such a reduction in or elimination of charges and fees will be determined by the Company based upon factors such as the following: (1) the size of the initial premium payment, (2) the size of the group or class, (3) the total amount of premium payments expected to be received from the group or class and the manner in which premium payments are remitted, (4) the nature of the group or class for which the Contracts are being purchased and the persistency expected from that group or class as well as the mortality risks associated with that group or class, (5) the purpose for which the Contracts are being purchased and whether that purpose makes it likely that costs and expenses will be reduced, or (6) the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class.

The Company will make any reduction in charges or fees according to its own rules in effect at the time an application for a Contract is approved. The Company reserves the right to change these rules from time to time. Any variation in charges or fees will reflect differences in costs and services, will apply uniformly to all prospective Contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any Owner.

PREMIUM OR SIMILAR TAXES

Several states and local governments impose a premium or similar tax on annuities. Currently, such taxes range up to 5% of the Accumulated Value applied to an Annuity Option. Ordinarily, any state-imposed premium or similar tax will be deducted from the Accumulated Value only at the time of annuitization.

For Contracts issued in South Dakota and Kentucky, the Company pays a tax on each premium payment at the time it is made. The Company will deduct a charge for these taxes from the Accumulated Value at the time of annuitization, death, surrender, or withdrawal. Such a charge is equal to the applicable premium tax percentage times the amount of Accumulated Value that is applied to an Annuity Option, surrendered, withdrawn, or at death. The net economic effect of this procedure is not significantly different than if the Company deducted the premium tax from each premium payment when received.

                            ------------------------


The charges described above (exclusive of taxes) and the Contracts' annuity purchase rates will apply for the duration of each Contract and, except as noted above, will not be increased by the Company. However, these charges do not include all of the expenses that may be incurred for the account of Owners and Annuitants. Additional charges will be made directly to a Separate Account for taxes, if any, based on the income of, capital gains of, assets in, or the existence of, that Separate Account and interest on funds borrowed. In addition, the Company reserves the right to deduct premium taxes from premiums when paid. Moreover, each Separate Account purchases and redeems shares of a Fund or Portfolio of the Trusts at net asset value, a value which reflects the deduction from the assets of the Trusts of the applicable investment management fees and of certain operating expenses listed under "Synopsis of Expense Information."


THE CONTRACTS

The descriptions herein are based on certain provisions of the Contracts. Reference should be made to the actual Contracts and to the terms and limitations of any tax qualified plan which is to be funded by such Contracts. Tax qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted thereby.

PURCHASE OF CONTRACTS

Authorized representatives of the broker-dealer or financial institution participating in the distribution of the Contracts will assist in the completion of the application or the placing of an order for a Contract and will be responsible for its transmittal, together with the necessary premium payment, to the Servicing Center. If the application or order is complete and the Contract applied for is suitable, the Contract will be issued and delivered to the Owner. If the completed application or order is received in proper form, the initial premium payment accompanying the completed application or order is applied within two business days after receipt. If an initial premium payment is not applied within five business days after receipt, it will be refunded unless the applicant consents to the retention of the premium payment until receipt of information necessary to allow the issuance of the Contract. Purchase payments after the initial purchase payment will be applied at the value next determined after receipt in good order.

The Company may employ a procedure under which the issuance of the Contract will be triggered by an order from the broker-dealer or financial institution but the effectiveness of the Contract will depend upon the later submission of a signed application. If such a procedure is employed and the signed application is not received within the required time period, the Contract will be deemed to be void from the beginning and any premium payment will be refunded.


Each premium payment must be at least $500 in amount. The total premium payments in any Contract Year may not exceed $1,000,000. The maximum dollar amount of transfers and payments to any one Subaccount in a Contract Year is $1,000,000. While the Annuitant is living and the Contract is in force, premium payments may be made at any time before the Date of Maturity, except that no new premium payments may be made after the Annuitant reaches age 84 1/2 under Contracts funding non-qualified arrangements, or age 70 1/2 under tax qualified plans. A Contract will not be issued if the proposed Annuitant is older than age 84. The foregoing limits may be waived by the Company.


All checks or other forms of premium payment must be made payable to John
Hancock.

PREMIUM PAYMENTS BY WIRE

The initial premium payment may be transmitted by wire order from broker-dealers and financial institutions participating in the distribution of the Contracts. Wire orders accepted by the Company will be invested in the investment options selected by the prospective Owner at the value next determined following receipt in good order. Wire orders must include information necessary to allocate the payment among the investment options selected by the prospective Owner. Wire orders not accompanied by complete information may be held for up to five business days in order to obtain the missing information. If that information is not obtained within the five business day period, the Company will so advise the broker-dealer or financial institution involved and return the premium payment immediately to the prospective Owner, unless he or she consents to the retention of the premium payment by the Company until the Company has received at its Servicing Center the information not provided. A Contract will, nevertheless, not be issued, until the Company receives and accepts a properly completed application. Until a signed application is received and accepted, no further premium payments or other transactions will be allowed.

If within ten days of the receipt of the initial premium payment by wire a completed application is not received or an incomplete application received cannot be completed, the initial premium payment will be returned to the prospective Owner.

After a Contract has been issued, subsequent premium payments may be transmitted by wire through the Owner's bank. Information as to the name of the Company's bank, our account number and the ABA routing number may be obtained by calling the Servicing Center at the telephone number on the second page of this prospectus. The wire order must identify the Subaccounts and Guarantee Periods to which the premium payment is to be allocated, and the dollar amount to be allocated to each Subaccount and Guarantee Period. Banks may charge a fee for wire services.

THE ACCUMULATION PERIOD

ALLOCATION OF PREMIUM PAYMENTS

Premium payments are allocated by the Company to one or more of the Subaccounts or Guarantee Periods, or among the Subaccounts and Guarantee Periods, as specified by the Owner at the time of purchasing the Contract, and as directed by the Owner from time to time thereafter. Any change in the allocations will be effective as to premium payments made after the receipt by John Hancock at its Servicing Center of notice in form satisfactory to the Company.

Each premium payment allocated to a Subaccount purchases Accumulation Units of that Subaccount at the value of such units next determined after the receipt of such premium payment at the Servicing Center. See "Variable Account Valuation Procedures."


Currently, premium payments may be allocated to a maximum of 18 Subaccounts and Guarantee Periods over the lifetime of the Contract. However, it is the Company's intention to raise that limit later in 1998 to ninety-nine Subaccounts and Guarantee Periods. For purposes of this limit, each deposit or transfer of funds into a Subaccount or Guarantee Period will count as one "allocation to" a Subaccount or Guarantee Period even if the Subaccount or Guarantee Period has been used before.


VALUE OF ACCUMULATION UNITS

The number of Accumulation Units of a Subaccount purchased with a specific premium payment will be determined by dividing the premium payment by the value of an Accumulation Unit in that Subaccount when the premium payment is applied. The value of the Accumulation Units so purchased will vary in amount thereafter, depending upon the investment performance of the Subaccount and the charges and deductions made against the Subaccount. At any date prior to the Date of Maturity, the total value of the Accumulation Units in a Subaccount which have been credited to a Contract can be computed by multiplying the number of such Accumulation Units by the appropriate Accumulation Unit Value in effect for such date.

DETERMINATION OF MVA FIXED ACCOUNT VALUE

A Contract's MVA Fixed Account Value is guaranteed by the Company. The Company bears the investment risk with respect to amounts allocated to the MVA Fixed Account, except that (a) the Company may vary the Guaranteed Rate for future Guarantee Periods (subject to the 3% effective annual minimum guaranteed rate applicable to all Contracts issued on an individual basis and to Contracts issued on a group basis where required under state law) and (b) the Market Value Adjustment imposes investment risks on the Owner.

The Contract's MVA Fixed Account Value is the sum of the MVA Fixed Account Values in each Guarantee Period on any date. The MVA Fixed Account Value in a Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Rate:

- The amount of premium payments or transferred amounts allocated to the Guarantee Period, including the amount of any positive Market Value Adjustment; less

- The amount of any withdrawals, including any CDSLs, or transfers out of the Guarantee Period; less

- The amount of any charges and fees deducted from that Guarantee Period; less

- The amount of any negative Market Value Adjustment.

TRANSFERS AMONG SUBACCOUNTS AND GUARANTEE PERIODS

Not more than 12 times in each Contract Year the Owner may (a) transfer all or any part of the Accumulation Units credited under a Contract from one Subaccount to another Subaccount, or into a Guarantee Period or (b) transfer all or any part of the dollar amount in one Guarantee Period to another Guarantee Period, or to a Subaccount. However, transfers may not be made within 30 days of the Date of Maturity, and transfers from one Subaccount or Guarantee Period to another may not exceed $1,000,000 in value in any Contract Year without our prior approval. A transfer pursuant to the dollar cost averaging feature discussed below does not count toward the limitation of 12 transfers per Contract Year.

Transfers involving the Subaccounts will result in the redemption and/or purchase of Accumulation Units on the basis of the respective unit values next determined after receipt of notice satisfactory to the Company at the Servicing Center. Transfers from a Guarantee Period before its expiration date are subject to a Market Value Adjustment. The amount of any positive or negative Market Value Adjustment will be added to or deducted from the transferred amount.

An Owner may request a transfer in writing or, if a telephone transfer authorization is in effect, by telephoning 800-824-0335. The Owner may send a written request to the Servicing Center at P.O. Box 9298, Boston, Massachusetts 02205-9298. Any written request should include the Owner's name, daytime telephone number, and Contract number, and identify the Subaccounts or Guarantee Periods from which and to which transfers are to be made. Transfers will be effective on the date of receipt at our Servicing Center, of a request in form satisfactory to us. The Company reserves the right to modify, suspend, or terminate telephone transfers at any time without notice to the Owners.

An Owner who authorizes telephone transfers will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone transfer instructions which the Company reasonably believes to be genuine, unless such loss, expense or cost is the result of the Company's mistake or negligence. The Company employs procedures which provide safeguards against the execution of unauthorized transfers, and which are reasonably designed to confirm that transfer instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner.

DOLLAR COST AVERAGING

The Owner may elect to have automatically transferred on a monthly, quarterly, semiannual or annual basis, at no cost, Accumulation Units from any variable Subaccount into one or more of the other Subaccounts. The minimum amount of each transfer is $250. To begin the program, the Accumulated Value must be at least $15,000. The program continues until it is discontinued by the Owner, or the full liquidation of the variable Subaccount from which the transfers are being made. Changes in your dollar cost averaging instructions may be made by telephone or in writing provided the telephone authorization option has been elected by the Owner. The Company reserves the right to terminate the dollar cost averaging program at any time. Automatic transfers into the Guarantee Periods are not permitted.

SURRENDER OF CONTRACT; PARTIAL WITHDRAWALS

Prior to the Date of Maturity, if the Annuitant is living, a Contract may be surrendered for a cash payment of its Surrender Value, or a partial withdrawal of the Accumulated Value may be made. The Surrender Value of a Contract is the Accumulated Value, after any Market Value Adjustment, less any applicable charges, including any CDSL. Accumulation Units will be redeemed at their value next determined after the receipt by the Servicing Center of notice of surrender or partial withdrawal in form satisfactory to the Company. The amount of MVA Fixed Account Value will be determined on the date of receipt by the Servicing Center of such notice. The value of any Accumulation Units redeemed may be more or less than the premium payments applied under the Contract, depending upon the value of the Trust's shares held in a Subaccount at the time. Additionally, the Surrender Value of the MVA Fixed Account, as adjusted by any applicable Market Value Adjustment, may be more or less than the MVA Fixed Account Value. See "Market Value Adjustment" under "The MVA Fixed Account" above. The resulting cash payment upon a surrender will be reduced by any applicable CDSL and any unpaid Contract Fees or other charges.


Unless directed otherwise by the Owner, that portion of the Accumulated Value of the Contract redeemed in a partial withdrawal will be redeemed in each Subaccount and each Guarantee Period in the same proportion as the Accumulated Value of the Contract is then allocated among the Subaccounts and the Guarantee Periods. The Company will redeem Accumulation Units and/or withdraw dollar amounts from the MVA Fixed Account so that the total amount of a partial withdrawal (after any Market Value Adjustment) equals the dollar amount of the partial withdrawal request. Any applicable CDSL will be determined after any Market Value Adjustment and will reduce the remaining Accumulated Value in the Separate Accounts and MVA Fixed Account, as the case may be. The CDSL, if any, will not reduce the partial withdrawal payment made to the owner so long as the Accumulated Value is sufficient to cover the CDSL.


Payments of Surrender Value, in a single sum, and partial withdrawal payments, ordinarily will be made within seven days after receipt of the above notice by John Hancock at its Servicing Center. As described under "Miscellaneous Provisions-Deferment of Payment," however, redemptions and payments may be delayed under certain circumstances. See "Federal Income Taxes" for possible adverse tax consequences of certain surrenders and partial withdrawals.

Any request for a surrender or partial withdrawal should be mailed to the Servicing Center, P.O. Box 9298, Boston, Massachusetts 02205-9298.

Without our approval, a partial withdrawal is not permitted for an amount less than $100, nor may a partial withdrawal be made if the total remaining Accumulated Value would be less than $1,000. If the CDSL Free Withdrawal Value is at any time less than $100, then that amount must be withdrawn in full, in a single withdrawal, before any further partial withdrawal is made. The Contract may be terminated by the Company if the Accumulated Value of the Contract at any time becomes zero.

SYSTEMATIC WITHDRAWAL

An optional systematic withdrawal plan enables the Owner to preauthorize periodic withdrawals. Owners electing the plan instruct the Company to withdraw a percentage or a level dollar amount from the Contract on a monthly, quarterly, semiannual, or annual basis. The amount withdrawn will result in the cancellation of Accumulation Units from each applicable

Subaccount, and the deduction of dollar amounts from each applicable Guarantee Period in the MVA Fixed Account, in the ratio that the value of each bears to the total Accumulated Value. Currently, systematic withdrawal is available to Owners who have an Accumulated Value of $15,000 or more. The Company reserves the right to modify the eligibility rules or other terms and conditions of this program at any time, without notice. Systematic withdrawals in any Contract Year in excess of 10% of the Accumulated Value as of the beginning of the Contract Year may be subject to a CDSL. The minimum systematic withdrawal is $100. In the event that the modal amount of the withdrawal drops below $100 or the Accumulated Value becomes less than $5,000, the plan will be suspended by the Company and the Owner will be notified. The systematic withdrawal will terminate upon cancellation by the Owner.


Systematic withdrawals are subject to the CDSL and Market Value Adjustment described above. There may be tax consequences associated with the systematic withdrawal plan. See "Federal Income Taxes."

STANDARD DEATH BENEFIT

If the Annuitant dies before the Date of Maturity, a standard death benefit is payable. The death benefit will be the greater of (a) the Accumulated Value, adjusted by any Market Value Adjustment, next determined following receipt by John Hancock at its Servicing Center of due proof of death together with any required instructions as to method of settlement, and (b) the aggregate amount of the premium payments made under the Contract, less any partial withdrawals and CDSLs applied to such partial withdrawals.

Payment of the death benefit will be made in a single sum to the beneficiary designated by the Owner prior to the Annuitant's death unless an optional method of settlement has been elected by the Owner. If an optional method of settlement has not been elected by the Owner, the beneficiary may elect an optional method of settlement in lieu of a single sum. No deduction is made for sales or other expenses upon such election. Payment will be made in a single sum in any event if the death benefit is less than $5,000. See "Annuity Options" under "The Annuity Period." If there is no surviving beneficiary, the Owner, or his or her estate is the beneficiary.

OPTIONAL ONE YEAR STEPPED-UP DEATH BENEFIT

The Owner may elect a one year stepped-up death benefit rider that is designed to enhance the standard death benefit payable to the beneficiary. Under this rider, upon the death of the Annuitant before the Date of Maturity, the benefit payable will be the greater of (a) the standard death benefit, and (b) the highest Accumulated Value, adjusted by any Market Value Adjustment, of the Contract as of any Contract anniversary preceding the date of receipt of due proof of death together with any required settlement instructions and preceding the Contract anniversary nearest the Annuitant's 81st birthday, plus any premium payments, less any withdrawals and CDSLs, since such Contract anniversary. The rider is elected at the time a Contract is applied for. Reference should be made to the rider for a complete description of its terms, conditions and benefits. A monthly charge is made for this benefit, so long as the rider is in effect. See "Charges Under the Contracts." This one year stepped-up death benefit is not available for applicants age 80 or older.

OPTIONAL ACCIDENTAL DEATH BENEFIT

Subject to state availability, at the option of the Owner, an accidental death benefit may be elected at the time the Contract is applied for. Under this rider, upon the accidental death of the Annuitant prior to the earlier of the Date of Maturity or the Annuitant's 80th birthday, the beneficiary will receive, in addition to any other death benefit, an amount equal to the Accumulated Value of the Contract, as of the date of the accident, upon receipt of due proof of the Annuitant's death together with any required instructions as to method of settlement, up to a maximum of $200,000. This benefit is not available to applicants age 80 or older. Reference should be made to the rider for a complete description of its terms, conditions and benefits. A monthly charge is made for this rider as described under "Charges Under the Contracts."

PAYMENT OF DEATH BENEFITS

The Code requires certain distribution provisions to be included in any Contract used to fund other than a tax qualified plan. See "Federal Income Taxes." Failure to include the required distribution provisions results in the Contract not being treated as an annuity for Federal Tax Law purposes. The Code imposes comparable distribution requirements for Contracts used to fund tax qualified plans. These required provisions for tax qualified plans will be reflected by means of separate disclosures and endorsements furnished to Owners.

The Code distribution requirements are expected to present few practical problems when the Annuitant and Owner are the same person. Nevertheless, all Owners of Contracts not used to fund a tax qualified plan and IRA Contract Owners should be aware that the following distribution requirements are applicable notwithstanding any provision to the contrary in the Contract (or in this prospectus) relating to payment of the death benefit or death of the Annuitant.

If the Owner dies before annuity payments have begun: (a) if the beneficiary is the surviving spouse of the Owner, the beneficiary may continue the Contract in force as Owner; or (b) if the beneficiary is not the surviving spouse of the Owner, or if the beneficiary is the surviving spouse of the Owner but does not choose to continue the Contract, the entire interest in the Contract on the date of death of the Owner must be: (i) paid out in full within five years of the Owner's death, or (ii) applied in full towards the purchase of a life annuity on the beneficiary with payments commencing within one year of the Owner's death. If the Owner dies on or after annuity payments have begun, any remaining benefit must be paid out at least as rapidly as under the method of making annuity payments then in effect.

The Code imposes comparable distribution requirements on tax qualified plans.

If the Owner is not the Annuitant, "the entire interest in the Contract on the date of death of the Owner" is equal to the Surrender Value if paid out in full within five years of the Owner's death, or is equal to the Accumulated Value if applied in full towards the purchase of a life annuity on the beneficiary with payments commencing within one year of the Owner's death. Note that "the entire interest in the Contract on the date of death of the Owner" which is payable if the Owner dies before annuity payments have begun may be an amount less than the death benefit which would have been payable if the Annuitant had died instead.

Notice should be furnished promptly to the Servicing Center upon the death of the Owner.

THE ANNUITY PERIOD

During the annuity period, the total value of a Contract may be allocated among no more than four "Accounts." For this purpose, all Guarantee Periods comprising the MVA Fixed Account are counted as one Account; each of the Subaccounts is counted as one Account. Amounts allocated to the MVA Fixed Account will provide annuity payments on a fixed basis; amounts allocated to the Subaccounts will provide annuity payments on a variable basis. If more than four Accounts are being used on the Date of Maturity, the Company will divide the total Accumulated Value proportionately among the four Accounts with the largest Accumulated Values.

Any Accumulated Value in the MVA Fixed Account at the Date of Maturity will be subject to any positive or negative Market Value Adjustment that is applicable at that time, before such amount is applied to provide annuity payments.

Annuity payments will begin on the Date of Maturity if the Annuitant is then living and the Contract has been in force for at least six months. Each Contract will provide at the time of its issuance for a Life Annuity with Ten Years Certain. Under this form of annuity, annuity payments are made monthly to the Annuitant for life and, if the Annuitant dies within ten years after the Date of Maturity, the payments remaining in the ten-year period will be made to the contingent payee, subject to the terms of any supplementary agreement issued. A different form of annuity may be elected by the Owner, as described in "Annuity Options," below, prior to the Date of Maturity. However, the minimum Accumulated Value that may be applied to an annuity form, other than a Life Annuity with Ten Years Certain, is $5,000. Once a given form of annuity takes effect, it may not be changed.

If the initial monthly annuity payment under a Contract would be less than $50, the Company may make a single sum payment equal to the total Surrender Value of the Contract on the date the initial payment would be payable, in place of all other benefits.

Each Contract specifies a Date of Maturity at the time of its issuance, which may be no earlier than six months after the date the first payment is applied to the Contract. The Owner may subsequently elect a different Date of Maturity, however. Unless otherwise permitted by the Company, such subsequent date may be any earlier date provided it is no earlier than six months after the date the first payment is applied to the Contract, nor later than the maximum age specified in the Contract, generally age 95. The election is made by written notice received by the Servicing Center before the Date of Maturity specified in the Contract and at least 31 days prior to the new Date of Maturity. Particular care should be taken in electing the Date of Maturity for Contracts issued under tax qualified plans. See "Federal Income Taxes."

VARIABLE MONTHLY ANNUITY PAYMENTS

Variable monthly annuity payments under a Contract are determined by converting each Subaccount's Accumulation Units credited to the Contract (less any applicable premium tax) into the respective Annuity Units of each applicable Subaccount on the Date of Maturity or some other date elected for commencement of variable annuity payments.

The amount of each variable annuity payment after the first payment will depend on the investment performance of the Subaccounts being used. If the actual net investment return (after deducting all charges) of a Subaccount during the period between the dates for determining two monthly payments based on that Subaccount exceeds the "assumed investment rate" (explained below), the latter monthly payment will be larger than the former. On the other hand, if the actual net investment return is less than the assumed investment rate, the latter monthly payment will be smaller than the former.

                            ASSUMED INVESTMENT RATE

The assumed investment rate for the variable annuity portion of the Contracts will be 3 1/2% per year except as provided below. The assumed investment rate is significant in determining the amount of the initial variable monthly annuity payment and the amount by which subsequent variable monthly payments are more or less than the initial variable monthly payment.

Where applicable state law so provides, an Owner may elect a Variable Annuity Option with assumed investment rates of 5% or 6%, if such a rate is available in the Owner's state. Election of a higher assumed investment rate produces a larger initial annuity payment but also means that eventually the monthly annuity payments would be smaller than if a lower assumed investment rate had been elected.

                          CALCULATION OF ANNUITY UNITS

Accumulation Units are converted into Annuity Units by first multiplying the number of each Subaccount's Accumulation Units credited to the Contract on the date of conversion by the appropriate Accumulation Unit Value as of ten calendar days prior to the date the initial variable monthly annuity payment is due. For each Subaccount the resulting value (less any applicable premium tax) is then multiplied by the applicable annuity purchase rate, which reflects the age and, possibly, sex of the Annuitant and the assumed investment rate, specified in the Contract. This computation determines the amount of each Subaccount's initial monthly variable annuity payment to the Annuitant. The number of each Subaccount's Annuity Units to be credited to the Contract is then determined by dividing the amount of each Subaccount's initial variable monthly annuity payment by each Subaccount's Annuity Unit Value as of ten calendar days prior to the date the initial payment is due.

FIXED MONTHLY ANNUITY PAYMENTS

The dollar amount of each fixed monthly annuity payment, specified during the entire period of annuity payments according to the provisions of the annuity form selected, will be determined by dividing the amount applied under the Fixed Annuity Option (net of any applicable premium taxes) by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Contract; or (b) the factor currently offered by the Company at the time of annuitization. This current factor may be based on the sex of the payee unless prohibited by law.

ANNUITY OPTIONS

The Owner may elect an Annuity Option during the lifetime of the Annuitant by written notice received by the Servicing Center prior to the Date of Maturity of the Contract. If no option is selected, Option A with Ten Years Certain will be used. A beneficiary entitled to payment of a death benefit in a single sum may, if no election has been made by the Owner prior to the Annuitant's death, elect an Annuity Option by written notice received by the Servicing Center prior to the date the proceeds become payable. No option may be elected, other than the Life Annuity with Ten Years Certain, if the Accumulated Value to be applied is less than $5000, in which case we will make a payment equal to the total Surrender Value on the date the initial payment would be payable in place of all other benefits. Among the options available are the following Annuity Options.

OPTION A: LIFE ANNUITY WITH PAYMENTS FOR A GUARANTEED PERIOD

Monthly payments will be made for a guaranteed period of 5, 10 or 20 years as selected by the Owner or Beneficiary and thereafter for as long as the payee lives, with the guarantee that if the payee dies prior to the end of the guaranteed period selected, payments will continue for the remainder of the guaranteed period to a contingent payee, subject to the terms of any supplementary agreement issued.

OPTION B: LIFE ANNUITY WITHOUT FURTHER PAYMENT ON DEATH OF PAYEE

Monthly payments will be made to the payee as long as he or she lives. No minimum number of payments is guaranteed.

OPTION C: JOINT AND LAST SURVIVOR

Payments will be provided monthly, quarterly, semiannually or annually for your life and the life of your spouse/joint payee. Upon the death of one payee, payments will continue to the surviving payee and stop upon the death of the surviving payee.

OPTION D: JOINT AND 1/2 SURVIVOR
           JOINT AND 2/3 SURVIVOR

Payments will be provided monthly, quarterly, semiannually or annually for your life and the life of your spouse/joint payee. Upon the death of one payee, payments (reduced to 1/2 or 2/3 the full payment amount) will continue to the surviving payee. Payments stop upon the death of the surviving payee.

OPTION E: LIFE INCOME WITH CASH REFUND

Payments will be provided monthly, quarterly, semiannually or annually for your life. Upon your death, your contingent payee will receive a lump-sum payment, if the total payments to you were less than your accumulated value at the time of annuitization. The lump-sum payment, if any, will be for the balance.

OPTION F: INCOME FOR A FIXED PERIOD

Payments will be provided monthly, quarterly, semiannually or annually for a pre-determined period of time to a maximum of 30 years. If you die before the end of the fixed period, payments will continue to your contingent payee until the end of the period.

OPTION G: INCOME OF A SPECIFIC AMOUNT

Payments will be provided for a specific amount. Payments stop only when the premium deposit applied and earnings have been completely paid out. If you die before all payments are made, payments continue to your contingent payee until the end of the contract.
                            ------------------------

Fixed and variable annuity payments are available with Annuity Options A, B, C and D. Only fixed annuity payments are available with Annuity Options E, F, and
G. With respect to Options F and G, payments must continue for 10 years unless the Contract has been in force for 5 years or more.

The Option A life annuity with five years guaranteed and Option B life annuity without further payment on the death of payee are not available if the Annuitant is more than 85 years of age on the Date of Maturity.

TRANSFERS

The procedures for and terms and conditions of transfers by an Annuitant among Subaccounts during the annuity period are the same as for transfers by Owners among Subaccounts during the Accumulation Period. See "Accumulation Period--Transfers Among Subaccounts and Guarantee Periods." Such transactions involve the redemption and purchase of Annuity Units in the same manner that transfers during the Accumulation Period involve the redemption and purchase of Accumulation Units. No transfers to or from a Fixed Annuity Option are permitted.

OTHER CONDITIONS

The Company reserves the right at its sole discretion to make available to Owners and other payees optional methods of payment in addition to the Annuity Options described in this prospectus and the applicable Contract.

Federal income tax requirements currently applicable to H.R. 10 and individual retirement annuity plans provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated beneficiary.

If the Owner dies on or after annuity payments have begun, any remaining benefit must be paid out at least as rapidly as under the method of making annuity payments then in effect. The Code imposes a comparable distribution requirement for Contracts used to fund tax qualified plans.

VARIABLE ACCOUNT VALUATION PROCEDURES

VALUATION DATE. A Valuation Date is any date on which the New York Stock Exchange is open for trading. On any date other than a Valuation Date, the Accumulation Unit Value or Annuity Unit Value will be the same as that on the next following Valuation Date.

VALUATION PERIOD. A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value is calculated separately for each Subaccount. The value of one Accumulation Unit on any Valuation Date is determined for each Subaccount by multiplying the immediately preceding Accumulation Unit Value by the applicable Net Investment Factor for the Valuation Period ending on such Valuation Date.

ANNUITY UNIT VALUE. The Annuity Unit Value is calculated separately for each Subaccount. The value of one Annuity Unit on any Valuation Date is determined for each Subaccount by first multiplying the immediately preceding Annuity Unit Value by the applicable Net Investment Factor for the Valuation Period ending on such date and then multiplying this product by an adjustment factor which will neutralize the assumed investment rate used in determining the amounts of annuity payable. The adjustment factor for a Valuation Period of one day for Contracts with an assumed investment rate of 3 1/2% per year is 0.999905754. The assumed investment rate is neutralized by applying the adjustment factor so that the variable annuity payments will increase only if the actual net investment rate of the Subaccount exceeds 3 1/2% per year and will decrease only if it is less than 3 1/2% per year.

NET INVESTMENT FACTOR. The Net Investment Factor for each Subaccount for any Valuation Period is equal to 1 plus the applicable net investment rate for such Valuation Period. A Net Investment Factor may be more or less than 1. The net investment rate for each Subaccount for any Valuation Period is equal to (a) the accrued investment income and capital gains and losses, whether realized or unrealized, of the Subaccount for such Valuation Period less (b) the sum of a deduction for any applicable income taxes and, for each calendar day in the Valuation Period, a deduction of 0.003425% or 0.002740% (depending on whether the total asset-based charge for mortality and expense risks and for administration is 1.25% or 1.00%, respectively, on an annual basis) of the value of the Subaccount at the beginning of the Valuation Period, the result then being divided by (c) the value of the total net assets of the Subaccount at the beginning of the Valuation Period.

ADJUSTMENT OF UNITS AND VALUES. The Company reserves the right to change the number and value of the Accumulation Units or Annuity Units or both credited to any Contract, without the consent of the Owner or any other person, provided strict equity is preserved and the change does not otherwise affect the benefits, provisions or investment return of the Contract.

MISCELLANEOUS PROVISIONS

RESTRICTION ON ASSIGNMENT

In order to qualify for favorable tax treatment, certain Contracts may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person, unless the Owner is the trustee of a trust described in Section 401(a) of the Code. Because an assignment, pledge or other transfer may be a taxable event an Owner should consult a competent tax adviser before taking any such action.

DEFERMENT OF PAYMENT

The Company may defer for up to 15 days the payment of any amount attributable to a premium payment made by check to allow the check reasonable time to clear.


Payment of the value of any Accumulation Units in a single sum upon a surrender or partial withdrawal will ordinarily be made within seven days after receipt of the written request therefor by the Servicing Center. However, redemption may be suspended and payment may be postponed at times (a) when the New York Stock Exchange is closed, other than customary weekend and holiday closings, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal of securities in a Subaccount is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of a Subaccount or (d) when a governmental body having jurisdiction over a Separate Account by order permits such suspension. Rules and regulations of the Commission, if any are applicable, will govern as to whether conditions described in (b) or (c) exist.


The Company may also defer payment of surrender proceeds payable out of the MVA Fixed Account for a period of up to six months.

RESERVATION OF RIGHTS


The Company reserves the right to add or delete Subaccounts, to change the underlying investments of any Subaccount, to operate any Separate Account in any form permitted by law and to terminate any Separate Account's registration under the 1940 Act if such registration should no longer be legally required. Certain changes may, under applicable laws and regulations, require notice to or approval of Owners. Otherwise, changes do not require such notice or approval.


OWNER AND BENEFICIARY

The Owner has the sole and absolute power to exercise all rights and privileges under the Contract, except as otherwise provided by the Contract or by written notice of the Owner. The Owner and the beneficiary are designated in the application and may be changed by the Owner, effective upon receipt of written notice at the Servicing Center, subject to the rights of any assignee of record, any action taken prior to receipt of the notice and certain other conditions. While the Annuitant is alive, the Owner may be changed by written notice. The beneficiary may be changed by written notice no later than receipt of due proof of the death of the Annuitant. The change will take effect whether or not the Owner or the Annuitant is then alive.

FEDERAL INCOME TAXES


THE SEPARATE ACCOUNTS, THE MVA FIXED

ACCOUNT, AND THE COMPANY


The Company is taxed as a life insurance company under the Code. Each Separate Account is part of the Company's total operations and is not taxed separately as a "regulated investment company" or otherwise.



The Contracts permit the Company to charge against each Separate Account and the MVA Fixed Account any taxes, or provisions for taxes, attributable to the operation or existence of the Contracts or the Separate Account. Currently, the Company does not anticipate making a charge for income and other taxes because of the level of such taxes. If the level of current tax is increased, or is expected to increase in the future, the Company reserves the right to make a charge in the future.


The Company assumes no responsibility for determining whether a particular retirement plan satisfies the applicable requirements of the Code or whether a particular employee is eligible for inclusion under a plan.

CONTRACTS PURCHASED OTHER THAN
TO FUND A TAX QUALIFIED PLAN

     THE OWNER OR OTHER PAYEE

The Contracts are considered annuity contracts under Section 72 of the Code. Currently no Federal Income Tax is payable on increases in Accumulated Value until payments are made to the Owner or other payee under such Contract. However, a Contract owned other than by a natural person is not generally an annuity for tax purposes and any increase in value thereunder is taxable as ordinary income as accrued.

When payments under a Contract are made in the form of an annuity, the amount of each payment is taxed to the Owner or other payee as ordinary income to the extent that such payment exceeds an allocable portion of the Owner's "investment in the contract" (as defined in the Code). In general, an Owner's "investment in the contract" is the aggregate amount of premium payments made by him, reduced by any amounts previously distributed under the Contract that were not subject to tax. The portion of each variable annuity payment to be excluded from income is determined by dividing the "investment in the contract," adjusted by any refund feature, by the number of periodic payments anticipated during the time that periodic payments are to be made. In the case of a fixed annuity payment, the amount to be excluded in each year is determined by dividing the "investment in the contract," adjusted by any refund feature, by the amount of "expected return" during the time that periodic payments are to be made, and then multiplying by the amount of the payment. After the entire "investment in the contract" has been distributed, any remaining payment is fully taxable.

When a payment under a Contract is made in a single sum, the amount of the payment is taxed as ordinary income to the Owner or other payee to the extent it exceeds the Owner's "investment in the contract."

For purposes of determining the amount of taxable income resulting from a partial or complete withdrawal, all Contracts and other annuity contracts issued by the Company or its affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

     PARTIAL WITHDRAWALS BEFORE DATE OF MATURITY

When a payment under a Contract, including a payment under a systematic withdrawal plan, is less than the amount that would be paid upon the Contract's complete surrender and such payment is made prior to the commencement of annuity payments under the Contract, part or all of the payment (the partial withdrawal) may be taxed to the Owner or other payee as ordinary income.

On the date of the partial withdrawal, if the cash value of the Contract is greater than the investment in the Contract, any part of such excess value so withdrawn is subject to tax as ordinary income.

If an individual assigns or pledges any part of the value of a Contract, the value so pledged or assigned is taxed as ordinary income to the same extent as a partial withdrawal.

     PENALTY FOR PREMATURE WITHDRAWALS

In addition to being included in ordinary income, the taxable portion of any withdrawal may be subject to a ten-percent penalty tax. The penalty tax does not apply to payments made to the Owner or other payee after the Owner attains age 59 1/2, or on account of the Owner's death or disability. If the withdrawal is made in substantially equal periodic payments over the life of the Annuitant or other payee or over the joint lives of the Annuitant and the Annuitant's beneficiary the penalty will also not apply.

DIVERSIFICATION REQUIREMENTS


Each Fund and Portfolio of the Trusts intends to qualify as a regulated investment company under Subchapter M of the Code and will have to meet the investment diversification tests of Section 817(h) of the Code and the underlying regulations. The Treasury Department and the Internal Revenue Service may, at some future time, issue a ruling or a regulation presenting situations in which it will deem "investor control" to be present over the assets of the Funds and Portfolios of the Trusts, causing the Owner to be taxed currently on income credited to the Contracts. In such a case, the Company reserves the right to amend the Contract or the choice of investment options to avoid current taxation to the Owners.


CONTRACTS PURCHASED TO FUND A TAX QUALIFIED PLAN

     WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS

Recent legislation requires 20% withholding on certain distributions from tax qualified plans. An Owner wishing to roll-over his entire distribution should have it paid directly to the successor plan. Otherwise, the Owner's distribution will be reduced by the 20% mandatory income tax. Consult a qualified tax adviser before taking such a distribution.

     CONTRACTS PURCHASED UNDER INDIVIDUAL
     RETIREMENT ANNUITY PLANS (IRA)

In general, the maximum amount of premium payments deductible each year with respect to an individual retirement annuity contract (as defined in Section 408 of the Code) issued on the life of an eligible purchaser is the lesser of $2,000 or 100% of compensation includible in gross income. A person may also purchase a contract for the benefit of his or her spouse (including for example a homemaker who does not work outside the home). Where an individual elects to deduct amounts contributed on his or her own behalf and on behalf of a spouse, the maximum amount of premium payments deductible is up to $2,000 for each spouse if their combined compensation is at least equal to the contributed amount. However, not more than $2,000 can be allocated to either person's account. If you or your spouse is an active participant in an employer-sponsored retirement plan, you are permitted to make a deductible premium payment only if your adjusted gross incomes are below certain amounts.

No deduction is allowed for premium payments made in or after the taxable year in which the Owner has attained the age of 70 1/2 years nor is a deduction allowed for a "rollover contribution" as defined in the Code.

When payments under a Contract are made in the form of an annuity, or in a single sum such as on surrender of the Contract or by partial withdrawal, the payment is taxed as ordinary income.

IRS required minimum distributions must begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The Owner may incur adverse tax consequences if a distribution on surrender of the Contract or by partial withdrawal is made prior to his attaining age 59 1/2, except in the event of his death or total disability or in certain other circumstances.

     CONTRACTS PURCHASED UNDER NON-DEDUCTIBLE
     IRAS (ROTH IRAS)

In general, for years after 1997, an individual may make purchase payments of up to $2,000 each year for a new type of non-deductible IRA, known as a ROTH IRA. This $2,000 maximum on purchase payments applies to all of an individual's annual IRA contributions (deductible and non-deductible), except for rollover contributions. The maximum amount that can be made to a ROTH IRA is phased out for adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing jointly, and between $0 and $15,000 in the case of married taxpayers filing separately.

"Qualified distributions" for ROTH IRAs are not includible in gross income or subject to the penalty tax on early withdrawals. As defined in Section 408A of the Code, a qualified distribution requires that the individual has held the ROTH IRA for at least five years and, in addition, that the distribution is made after the individual reaches age 59 1/2, on the individual's death or disability, or to qualified first-time home purchaser, subject to a $10,000 lifetime maximum, for the individual, a spouse, a child, a grandchild, or an ancestor. Non-qualified distributions are treated as being made from contributions first. When all distributions exceed the amount of contributions, the excess is includible in gross income. The age 70 1/2 pre-death distribution rules do not apply to ROTH IRAs.

An individual may make a rollover contribution from a non-ROTH IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income on a previously deductible IRA contribution. For rollovers in 1998, the individual may pay that tax ratably in 1998 and over the succeeding three years. There are no similar limitations on rollovers from a ROTH IRA to another ROTH IRA.

     CONTRACTS PURCHASED UNDER SECTION 403(b)
     PLANS (TSA)

Premium payments made by an employer which is a public school system or a tax-exempt organization described in Section 501(c)(3) of the Code under annuity purchase arrangements described in Section 403(b) of the Code are not taxable currently to the Owner, to the extent that the aggregate of such amounts does not exceed the Owner's "exclusion allowance" (as defined in the Code). In general, an Owner's "exclusion allowance" is determined by multiplying 20% of his

"includible compensation" (as defined in the Code) by the number of years of his service with the employer and then subtracting from that product the aggregate amount of premium payments previously excluded from income and certain other employer payments to retirement plans in which the Owner is a participant. Additional limitations applicable to premium payments are described in Section 415 of the Code. Deferrals under all plans made at the election of the Owner generally are limited to an aggregate of $9500 annually.

When payments under a Contract are made in the form of an annuity, such payments are taxed to the Owner or other payee under the same rules that apply to such payments under corporate plans (discussed below) except that five-year averaging and capital gain phase-out are not available.

When payment under a Contract is made in a single sum, such as on surrender of the contract or by partial withdrawal, the taxable portion of the payment is taxed as ordinary income and the penalty for premature withdrawals may be applicable.

Ordinarily an Owner in a Section 403(b) plan does not have any "investment in the contract" and, thus, any distribution is fully taxed as ordinary income.

Distributions are prohibited before the Owner is age 59 1/2, except on the Owner's separation from service, death, or disability and except with respect to distributions attributable to assets held as of December 31, 1988. This prohibition does not (1) preclude transfers and exchanges to other products that qualify under Section 403(b) or (2) restrict withdrawals of certain amounts attributable to pre-January 1, 1989, premium payments.

CONTRACTS PURCHASED UNDER CORPORATE PLANS

In general, premium payments made by a corporation under a qualified pension or profit-sharing plan described in Section 401(a) of the Code or a qualified annuity plan described in Section 403(a) of the Code are deductible by the corporation and are not taxable currently to the employees.

When payments under a Contract are made in the form of an annuity, the amount of each payment is taxed to the Annuitant or other payee as ordinary income except in those cases where the Annuitant has an "investment in the contract" (as defined in the Code). In general, an Annuitant's "investment in the contract" is the aggregate amount of premium payments made by him. If an Annuitant has an "investment in the contract," a portion of each annuity payment is excluded from income until the investment in the contract is recovered. The amount to be excluded in each year, in the case of a variable annuity payment, is determined by dividing the "investment in the contract," adjusted by any refund feature, by the number of periodic payments anticipated during the time that periodic payments are to be made. The calculation for fixed annuity payments is somewhat different. For fixed annuity payments, in general, prior to recovery of the "investment in the Contract," there is no tax on the amount of each payment which bears the same ratio to that payment as the "investment on the Contract" bears to the total expected value of the annuity payments for the term of the payments. However, the remainder of each annuity payment is taxable. The taxable portion of a distribution (in the form of an annuity or a single sum payment) is taxed as ordinary income.

When payment under a Contract is made in a single sum or a total distribution is made within one taxable year of the Annuitant or other payee, the amount of the payment is taxed to the Annuitant or other payee to the extent it exceeds the Annuitant's "investment in the contract." If such payment is made after the Annuitant has attained age 59 1/2, or on account of his death, retirement or other termination of employment or on account of his death after termination of employment, five year averaging and a phase-out of capital gains treatment for pre-1974 contributions may be available with respect to one distribution. Other rules may be available to taxpayers who have attained age 50 prior to January 1, 1986.

IRS required minimum distributions must begin no later than April 1 of the year following the year in which the Annuitant attains age 70 1/2 even if the Annuitant has not retired.

     CONTRACTS PURCHASED UNDER H.R. 10 PLANS
     (SELF-EMPLOYED)

Self-employed persons, including partnerships, may establish tax qualified pension and profit-sharing plans and annuity plans for themselves and for their employees. Generally, the maximum amount of premium payments deductible each year with respect to variable annuity contracts issued on the life of self-employed persons under such plans is $30,000 or 25% of "earned income" (as defined in the Code), whichever is less. Self-employed persons must also make premium payments for their employees (who have met certain eligibility requirements) at least at the same rate as they do for themselves. In general, such premium payments are deductible in full and are not taxable currently to such employees.

Tax qualified plans may permit self-employed persons and their employees to make additional premium payments themselves (which are not deductible) of up to 10% of earned income or compensation.

When payments under a Contract are made in the form of an annuity, such payments are taxed to the Annuitant or other payee under the same rules that apply to such payments under corporate plans (discussed earlier).

The tax treatment of single sum payments is also the same as under corporate plans except that five-year averaging may be unavailable to a self-employed Annuitant on termination of service for reasons other than disability.

The same rules that apply to commencement of annuity payments under corporate plans apply to H.R. 10 plans.

     CONTRACTS PURCHASED BY TOP-HEAVY PLANS

Certain corporate and H.R. 10 plans may be characterized under Section 416 of the Code as "top-heavy plans" if a significant portion of the plan assets is held for the benefit of the "key employees" (as defined in the Code). Care must be taken to consider the special limitations applicable to top-heavy plans and the potentially adverse tax consequences to key employees.

     WITHHOLDING OF TAXES

The Company is obligated to withhold taxes from certain payments unless the recipient elects otherwise. The withholding rate varies depending upon the nature and the amount of the distribution. The Company will notify the Owner or other payee of his or her right to elect out of withholding and furnish a form on which the election may be made. Any election must be received by the Servicing Center in advance of the payment in order to avoid withholding.

     SEE YOUR OWN TAX ADVISER

The above description of Federal income tax consequences of owning a Contract and of the different kinds of tax qualified plans which may be funded by the Contracts is only a brief summary and is not intended as tax advice. The rules governing the provisions of tax qualified plans are extremely complex and often difficult to understand. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. For example, premature withdrawals are generally subject to a ten-percent penalty tax. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information a prospective purchaser should consult a qualified tax adviser.

SEPARATE ACCOUNT
PERFORMANCE


The Subaccounts may include total return in advertisements. When a Subaccount advertises its total return, it will usually be calculated for one year, five years, and ten years or for the life of the applicable Fund or Portfolio. Total return is the percentage change between the value of a hypothetical investment in the Subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the deduction of any CDSL which would be payable if the Contract Owner surrendered the Contract at the end of the period indicated. Total return at the Separate Account level will reflect the CDSL, mortality and expense risk charges, administrative charge, and the annual Contract Fee. The total return figures will not reflect any premium tax charge or any charges for optional benefits, including the Nursing Home Waiver of CDSL, One Year Stepped-Up Death Benefit and Accidental Death Benefit riders. The total return for a Separate Account will be lower than total return at the Trust level where comparable charges are not deducted.


The Subaccounts may also advertise total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be the same as the standard format except that it will not reflect any CDSL.

The Money Market Subaccount may advertise "current yield" and "effective yield." Current yield refers to the income earned by the Subaccount over a seven-day period and then annualized; i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but, when annualized, the income earned by the investment is assumed to be reinvested in the Subaccount and thus compounded in the course of a 52-week period. The effective yield will be slightly higher than the current yield because of this compounding effect of the assumed reinvestment.

The other Subaccounts may also advertise current yield. For these Subaccounts, the current yield will be calculated by dividing the annualization of the income earned by the Subaccount during a recent 30-day period by the maximum offering price per unit at the end of such period. In all cases, current yield and effective yield will reflect the recurring charges at the Separate Account level including the annual Contract Fee, but will not reflect any premium tax charge, any CDSL, or any charges for optional benefit riders.

Performance information for the Subaccounts may be compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies.


Ibbotson and Associates, CDA/Wiesenberger and F.C. Towers are also used for comparison purposes, as well as the Russell and Wilshire Indexes. Performance rankings and ratings reported periodically in national financial publications such as Money Magazine, Forbes, Business Week, The Wall Street Journal, Micropal, Inc., Morningstar, Stanger's and Barron's may also be utilized. Performance figures are calculated in accordance with standardized methods established by each reporting service.


REPORTS

The Company intends to deliver to Owners of outstanding Contracts annual account statements and such other periodic reports as may be required by law.

VOTING PRIVILEGES


All of the assets in the Subaccounts of each Separate Account are invested in shares of the corresponding Funds or Portfolios of the Trusts. The Company will vote the shares of each Fund or Portfolio which are deemed attributable to the Contracts at meetings of the Trusts' shareholders in accordance with instructions received from Owners of the Contracts. Units of the Trusts held in the Separate Accounts which are not attributable to the Contracts and those for which instructions from owners are not received will be represented by the Company at the meeting and will be voted for and against each matter in the same proportion as the votes based upon the instructions received from the owners of all annuity contracts funded through the Separate Accounts' corresponding variable Subaccounts.



The number of shares of a Fund or Portfolio held in each Subaccount deemed attributable to each Owner is determined by dividing a Contract's Accumulation Unit Value (or for a Contract under which annuity payments have commenced, the equivalent) in the Subaccount by the net asset value of one share in the corresponding Fund or Portfolio in which the assets of that Subaccount are invested. Fractional votes will be counted. The number of shares as to which the Owner may give instructions will be determined as of the record date for each Trust's meeting.



Owners of Contracts may give instructions regarding the election of the Boards of Trustees of the Trusts, ratification of the selection of independent auditors, approval of the Trusts' investment management agreements and other matters requiring a vote under the 1940 Act. Owners will be furnished information and forms by the Company in order that voting instructions may be given.


CHANGES IN APPLICABLE LAW--FUNDING AND OTHERWISE


The voting privileges described in this prospectus are afforded based on the Company's understanding of applicable Federal Securities Law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, the Company reserves the right to proceed in accordance with any such revised requirements. The Company also reserves the right, subject to compliance with applicable law, including approval of Owners if so required, to transfer assets determined by the Company to be associated with the class of contracts to which the Contracts belong from the Separate Accounts to another separate account or Subaccount by withdrawing the same percentage of each investment in the Separate Accounts with appropriate adjustments to avoid odd lots and fractions.


DISTRIBUTION OF THE CONTRACTS

JHFI is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. JHFI acts as principal underwriter and principal distributor of the Contracts. The Contracts may be purchased through broker-dealers and certain financial institutions who have entered into selling agreements with JHFI and the Company, and whose representatives are authorized by applicable law to sell annuity products. The compensation paid to such broker-dealers and financial institutions is not expected to exceed 7.0% of premium payments. The offering of the Contracts is intended to be continuous, but neither the Company nor JHFI is obligated to sell any particular amount of Contracts.

The Company reimburses JHFI for direct and indirect expenses actually incurred in connection with the marketing and sale of the Contracts.

YEAR 2000

The advent of the Year 2000 presents a technological challenge to the Company. Responding to that challenge, the Company has developed a plan to modify or replace significant portions of its computer information and automated technologies so that its systems will function properly with respect to dates in the year 2000 and thereafter. The plan also involves coordination and testing with business partners to ensure that external factors do not adversely impact the Company's systems. The Company presently believes that with modifications to existing systems and conversions to new technologies, the year 2000 will not pose significant operational problems for its computer systems. However, if certain modifications and conversions are not made, or are not completed on time, the year 2000 issue could have an adverse impact on the operations of the Company.

The Company expects the project to be substantially complete by early 1999. This completion target was derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee that this estimate will be achieved, that these steps will be sufficient or that actual results may not differ materially from those anticipated.


REGISTRATION STATEMENTS



This Prospectus omits certain information contained in the Registration Statements which have been filed with the Securities and Exchange Commission. More details may be attained from the Commission upon payment of the prescribed fee.


EXPERTS AND FINANCIAL STATEMENTS


Financial statements of John Hancock, Account H, and Account V, found in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial statements of John Hancock should be distinguished from the financial statements of the Accounts and should be considered only as bearing upon the ability of John Hancock to meet its obligations under the Contracts.

                         TABLE OF CONTENTS OF STATEMENT
                           OF ADDITIONAL INFORMATION


                                                                      CROSS REFERENCE TO
                                                              PAGE    PAGE IN PROSPECTUS
                                                              ----    ------------------
The Separate Accounts.......................................   2              11
Services Agreement..........................................   2              NA
Calculation of Performance Data.............................   2              29
Calculation of Annuity Payments.............................   3              23
Financial Statements........................................   6               8

           APPENDIX A -- SAMPLE MARKET VALUE ADJUSTMENT CALCULATIONS

The formula which will be used to determine the Market Value Adjustment is:

                                                     n/12
                                   1 + g
                         (      ------------      )         -1
                                1 + c + .005

SAMPLE CALCULATION 1: Positive Adjustment
Premium Payment                                               $10,000
Guarantee Period                                              7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   7%
Remaining Guarantee Period(n)                                 60 months
Maximum positive adjustment:
$10,000 x (1.08(2) - 1.03(2)) = $1,055
i.e., the maximum withdrawal adjusted for Market Value Adjustment is $12,719 ($11,664 + $1,055)

Market Value Adjustment:

                       1 + .08             60/12
$11,664 X  [(       -------------- )               -1      ]  = $273.79
                    1 + .07 +.005

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 + $273.79 = $11,937.79

SAMPLE CALCULATION 2: Negative Adjustment
Premium Payment                                               $10,000
Guarantee Period                                              7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   9%
Remaining Guarantee Period(n)                                 60 months
Maximum negative adjustment:
$10,000 X (1.08(2) - 1.03(2)) = $1,055
i.e., the maximum withdrawal adjusted for Market Value Adjustment is $10,609 ($11,664 - $1,055)

Market Value Adjustment:

                       1 + .08             60/12
$11,664 X  [(       -------------- )               -1      ]  = $-777.31
                    1 + .09 +.005

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 - $777.31 = $10,886.69

SAMPLE CALCULATION 3: Positive Adjustment Limited by Amount of Excess Interest
Premium Payment                                               $10,000
Existing Guarantee Period                                     7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   5%
Remaining Guarantee Period(n)                                 60 months
Amount of Excess Interest:
$10,000 X (1.08(2) - 1.03(2)) = $1,055
i.e., the maximum withdrawal adjusted for Market Value Adjustment is $12,719 ($11,664 + $1,055)

Market Value Adjustment:

                       1 + .08             60/12
$11,664 X  [(       -------------- )               -1      ]  = $1,449.06
                    1 + .05 +.005

Since the Market Value Adjustment exceeds the amount of excess interest of $1,055, the actual Market Value Adjustment is $1,055.

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 + $1,055 = $12,719

SAMPLE CALCULATION 4: Negative Adjustment Limited by Amount of Excess Interest
Premium Payment                                               $10,000
Existing Guarantee Period                                     7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   10%
Remaining Guarantee Period(n)                                 60 months
Amount of Excess Interest:
$10,000 X (1.08(2) - 1.03(2)) = $1,055
i.e., the minimum withdrawal adjusted for Market Value Adjustment is $10,609 ($11,664 - $1,055)

Market Value Adjustment:

                       1 + .08             60/12
$11,664 X  [(       -------------- )               -1      ]  = $-1,261.09
                    1 + .10 +.005

Since the Market Value Adjustment exceeds the amount of excess interest of $-1,055, the actual Market Value Adjustment is $-1,055.

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 - $1,055 = $10,609

                    APPENDIX B--VARIABLE ANNUITY INFORMATION
                      FOR INDIVIDUAL RETIREMENT ANNUITIES

To help you understand your purchase of this Contract as an Individual Retirement Annuity (IRA), we are providing the following summary.


I. ACCUMULATION UNITS AND THE MVA FIXED ACCOUNT. Each net premium payment you make into your Contract is allocated to the Subaccounts and/or Guarantee Periods you select. Accumulation Units are acquired under the Contract with amounts you allocate to the Subaccounts. This is the unit of measurement used to determine the value of the variable portion of your Contract. The number of units acquired in any Subaccount is based on the unit value of that Subaccount next determined after receipt of the payment at the Servicing Center. The values of Accumulation Units fluctuate with the daily investment performance of the corresponding Subaccount. The growth in the value of your Contract, to the extent invested in the Separate Accounts, is neither guaranteed nor projected and varies with the investment performance of the Fund or Portfolio underlying the Subaccount you have selected. Each net premium payment allocated to a Guarantee Period in the MVA Fixed Account will be credited interest, as determined by the Company. A minimum guaranteed interest rate of 3% applies to Contracts where required under state law. Amounts withdrawn or surrendered from a Guarantee Period may be increased or decreased by a Market Value Adjustment. More details appear under "Accumulation Period" and "The MVA Fixed Account" in this prospectus.



II. SEPARATE ACCOUNT AND TRUST CHARGES. The assets of the Separate Accounts are charged for services and certain expense guarantees. The annualized charge equals a maximum of 1.25%. Trust fees varying by Fund and Portfolio are charged against the Funds and Portfolios for investment management and advisory services, and other expenses. Details appear under "Charges Under the Contracts" in this prospectus and in the accompanying prospectuses of the Trusts.


III. DEDUCTIONS FROM THE CONTRACT. The full amount of each premium payment, net of any premium taxes deducted, is applied to the Contract. At or after the payment dates, one or more of the following charges may be made, depending on circumstances.

          1. CDSL. In each Contract Year you may withdraw as much as 10% of the Accumulated Value of your Contract as of the beginning of the Contract Year without charge. Withdrawals in excess of this amount will be subject to the following charges:

                     YEARS FROM DATE OF
                     PREMIUM PAYMENT TO                            CDSL
              DATE OF SURRENDER OR WITHDRAWAL                   PERCENTAGE
              -------------------------------                   ----------
7 or more...................................................      0%
6 but less than 7...........................................      2%
5 but less than 6...........................................      3%
4 but less than 5...........................................      4%
3 but less than 4...........................................      5%
2 but less than 3...........................................      5%
less than 2.................................................      6%

For the purpose of calculating the CDSL, deposits are considered to be withdrawn on a "first-in first-out" basis. Earnings are considered to be withdrawn last, and are withdrawn without charge. Under certain circumstances the CDSL is not assessed. This is described in more detail under "Contingent Deferred Sales Load" under "Charges Under the Contracts" in this prospectus.

          2. CONTRACT FEE. The Company currently deducts $30 from the Accumulated Value as a Contract Fee if the Accumulated Value is less than $10,000. This occurs annually or at the time of surrender. Please refer to "Charges for Administrative Services" under "Charges Under the Contracts" in this prospectus.

          3. STATE PREMIUM TAX. Some states and local governments impose a premium or similar tax on annuities. The Company only deducts this tax when required to do so. Please refer to "Premium or Similar Taxes" under "Changes Under Contracts" in this prospectus.

          4. OPTIONAL BENEFIT RIDERS. Three optional benefit riders are available under the Contracts, including the One Year Stepped-Up Death Benefit, Accidental Death Benefit and Nursing Home Waiver of CDSL riders. The charges for these riders are 0.15%, 0.10% and 0.05% (annual percentage rates), respectively, of Accumulated Value. Please refer to "Nursing Home Waiver of CDSL" and "Optional Death Benefit Charges" under "Charges Under the Contracts."

                 JOHN HANCOCK VARIABLE ANNUITY ACCOUNTS H AND V



                        SUPPLEMENT DATED October 8, 1998



                      TO PROSPECTUS DATED October 8, 1998


Prospectuses delivered in New York to residents of that state are amended as set forth in this Supplement.

Under the heading "Contingent Deferred Sales Load" on page 15 of the prospectus, the Table of CDSL percentage is deleted and replaced with the following:

                 YEARS FROM DATE OF
                 PREMIUM PAYMENT TO                      CDSL
          DATE OF SURRENDER OR WITHDRAWAL             PERCENTAGE
          -------------------------------             ----------
7 or more...........................................    0%
6 but less than 7...................................    1%
5 but less than 6...................................    2%
4 but less than 5...................................    3%
3 but less than 4...................................    4%
2 but less than 3...................................    5%
less than 2.........................................    6%


Under the heading "Market Value Adjustment and Charges Applicable to the MVA Fixed Account" on page 9 of the prospectus, the first sentence of the paragraph is amended by deleting the words "or death benefit."



Under the heading "MVA Fixed Account Investment Options" on page 9 of the prospectus, the first sentence of the second paragraph is amended by adding, after the words "applicable Guarantee Period," the words "but not including amounts to pay death benefits pursuant to the Contracts."



Under the heading "Standard Death Benefit" on page 22 of the prospectus, the second sentence of the paragraph is amended by deleting the words "adjusted by any Market Value Adjustment."



Under the heading "Optional One Year Stepped-Up Death Benefit" on page 22 of the prospectus, the second sentence is amended by deleting the words "adjusted by a Market Value Adjustment."



The section headed "Market Value Adjustment" on pages 15 and 16 of the prospectus is deleted and replaced with the following:


MARKET VALUE ADJUSTMENT

If any MVA Fixed Account Value is withdrawn, transferred or otherwise paid out before the end of the Guarantee Period in which it is being held other than to pay death benefits pursuant to the Contract, a Market Value Adjustment will be applied. This generally includes amounts applied to an annuity option, and amounts paid as a single sum in lieu of an annuity. No Market Value Adjustment will be applied to amounts that are paid out on the last day of a Guarantee Period.

The Market Value Adjustment may increase or decrease the amount of MVA Fixed Account Value being withdrawn, transferred or otherwise paid out. The comparison of two Guaranteed Rates determines whether the Market Value Adjustment produces an increase or a decrease. The first rate to compare is the Guaranteed Rate for the existing Guarantee Period from which amounts are being transferred or withdrawn. The second rate is the Guaranteed Rate then being offered for new Guarantee Periods of the same duration as that remaining in the existing Guarantee Period. If the first rate exceeds the second by more than 1/4%, the Market Value Adjustment produces an increase. If the first rate does not exceed the second by at least 1/4%, the Market Value Adjustment produces a decrease. Sample calculations are shown in Appendix A.

The Market Value Adjustment will be determined by multiplying the amount being withdrawn or transferred from the Guarantee Period (before deduction of any applicable CDSL) by the following factor:

                             n/12
           1 + g
(      -------------      )         -1
       1 + c + .0025

where,

- g is the Guaranteed Rate in effect for the current Guarantee Period (in decimal form).

- c is the current Guaranteed Rate (in decimal form) in effect for new Guarantee Periods with durations equal to the number of years remaining in the current Guarantee Period (rounded up to the nearest whole number of years). If not available, the Company will declare a Guaranteed Rate solely for this purpose that is consistent with interest rates for Guarantee Periods that are currently available.

- n is the number of complete months from the date of withdrawal to the end of the current Guarantee Period. (Where less than one complete month remains, n will equal one unless the withdrawal is made on the last day of the Guarantee Period, in which case no adjustment will apply.)


Under the heading "Contingent Deferred Sales Load," the Table of CDSL percentage on page 17 of the prospectus is deleted and replaced with the following:


                 YEARS FROM DATE OF
                 PREMIUM PAYMENT TO                      CDSL
          DATE OF SURRENDER OR WITHDRAWAL             PERCENTAGE
          -------------------------------             ----------
7 or more...........................................    0%
6 but less than 7...................................    1%
5 but less than 6...................................    2%
4 but less than 5...................................    3%
3 but less than 4...................................    4%
2 but less than 3...................................    5%
less than 2.........................................    6%

Under the heading "Contingent Deferred Sales Load," the example given under the sixth paragraph starting on page 18 of the prospectus is deleted and replaced with the following:


    FOR EXAMPLE, ASSUME A CONTRACT IS ISSUED ON JANUARY 1, 1996, THAT THE OWNER MAKES PREMIUM PAYMENTS OF $5,000 ON JANUARY 1, 1996, $1,000 ON JANUARY 1, 1997, AND $1,000 ON JANUARY 1, 1998. ASSUME THAT THE ACCUMULATED VALUE ON JANUARY 1, 1999, IS $9,000 AND THAT A PARTIAL WITHDRAWAL IS MADE BY THE OWNER IN THE AMOUNT OF $6,000 (NO TAX WITHHOLDING) ON JUNE 1, 1999. THE CDSL IN THIS CASE, ASSUMING NO PRIOR PARTIAL WITHDRAWALS, WOULD EQUAL $229.57.

    IN CALCULATING THE CDSL UNDER THE FIFO METHOD, THE JANUARY 1, 1996, $5,000 PREMIUM PAYMENT IS FIRST REDUCED BY THE THREE $30 CONTRACT FEES ASSESSED ON JANUARY 1, 1997, 1998, AND 1999, I.E., TO $4,910. TEN PERCENT OF THE ACCUMULATED VALUE ON JANUARY 1, 1999, I.E., $900, THE FREE WITHDRAWAL AMOUNT, IS THEN DEDUCTED LEAVING $4,010.

    THE REMAINING BALANCE OF THE $5,000 JANUARY 1, 1996, PREMIUM PAYMENT, I.E., $4,010, IS THEN WITHDRAWN IN ITS ENTIRETY AND IS ASSESSED A CDSL OF $160.40 (.04 X $4,010). ALL OF THE $1,000 JANUARY 1, 1997, PREMIUM
    PAYMENT IS TO BE WITHDRAWN AND IS ASSESSED A CDSL OF $50 (.05 X $1,000). TO MAKE UP THE REMAINDER OF THE $6,000 PAID TO THE OWNER, $319.57 IS WITHDRAWN FROM THE JANUARY 1, 1998, PREMIUM PAYMENT. THIS IS ASSESSED A CDSL OF $19.17 (.06 X $319.57).

    THEREFORE, THE TOTAL AMOUNT PAID TO THE OWNER IS $6,000 AND THE TOTAL CDSL IS $229.57. THE ABOVE EXAMPLE ASSUMES AMOUNTS WITHDRAWN ARE AFTER THE APPLICATION OF ANY MARKET VALUE ADJUSTMENT.


Under the heading "Standard Death Benefit" on page 22 of the prospectus, the second sentence of the first paragraph is amended by deleting the words "adjusted by any Market Value Adjustment."



Under the heading "Optional One Year Stepped-Up Death Benefit" on page 22 of the prospectus, the second sentence is amended by deleting the words "adjusted by any Market Value Adjustment."

Appendix A to the Prospectus is replaced with the following:

APPENDIX A--SAMPLE MARKET VALUE ADJUSTMENT CALCULATIONS

The formula which will be used to determine the Market Value Adjustment is:

                             n/12
           1 + g
(      -------------      )         -1
       1 + c + .0025

SAMPLE CALCULATION 1: Positive Adjustment

Premium Payment                                               $10,000
Guarantee Period                                              7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   7%
Remaining Guarantee Period(n)                                 60 months

Maximum positive adjustment:

$10,000 x (1.08(2) - 1.03(2)) = $1,055

i.e., the maximum withdrawal adjusted for Market Value Adjustment is $12,719 ($11,664 + $1,055)

Market Value Adjustment:

                        1 + .08             60/12
$11,664 X  [(       --------------- )               -1      ]  = $413.58
                    1 + .07 + .0025

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 + $413.58 = $12,077.58

SAMPLE CALCULATION 2: Negative Adjustment

Premium Payment                                               $10,000
Guarantee Period                                              7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   9%
Remaining Guarantee Period(n)                                 60 months

Maximum negative adjustment:

$10,000 X (1.08(2) - 1.03(2)) = $1,055

i.e., the maximum withdrawal adjusted for Market Value Adjustment is $10,609 ($11,664 - $1,055)

Market Value Adjustment:

                        1 + .08             60/12
$11,664 X  [(       --------------- )               -1      ]  = $-652.18
                    1 + .09 + .0025

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 - $652.18 = $11,011.82

SAMPLE CALCULATION 3: Positive Adjustment Limited by Amount of Excess Interest

Premium Payment                                               $10,000
Existing Guarantee Period                                     7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   5%
Remaining Guarantee Period(n)                                 60 months

Amount of Excess Interest:

$10,000 X (1.08(2) - 1.03(2)) = $1,055

i.e., the maximum withdrawal adjusted for Market Value Adjustment is $12,719 (11,664 + 1,055)

Market Value Adjustment:

                        1 + .08             60/12
$11,664 X  [(       --------------- )               -1      ]  = $1,605.54
                    1 + .05 + .0025

Since the Market Value Adjustment exceeds the amount of excess interest of $1,055, the actual Market Value Adjustment is $1,055.

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 + $1,055 = $12,719

SAMPLE CALCULATION 4: Negative Adjustment Limited by Amount of Excess Interest

Premium Payment                                               $10,000
Existing Guarantee Period                                     7 years
Time of withdrawal or transfer                                beginning of 3rd year of Guarantee Period
Amount withdrawn or transferred                               $11,664
Guaranteed Rate(g)                                            8%
Guaranteed Rate for new 5 year guarantee(c)                   10%
Remaining Guarantee Period(n)                                 60 months

Amount of Excess Interest:

$10,000 X (1.08(2) - 1.03(2)) = $1,055

i.e., the minimum withdrawal adjusted for Market Value Adjustment is $10,609 (11,664 - 1,055)

Market Value Adjustment:

                        1 + .08             60/12
$11,664 X  [(       --------------- )               -1      ]  = $-1,142.61
                    1 + .10 + .0025

Since the Market Value Adjustment exceeds the amount of excess interest of $-1,055, the actual Market Value Adjustment is $-1,055.

Amount withdrawn or transferred (adjusted for Market Value Adjustment):
$11,664 - $1,055 = $10,609

In Appendix B to the prospectus, under the section headed "Deductions from the Contract," the Table of CDSL percentages is deleted and replaced with the following:

YEARS FROM DATE OF
PREMIUM PAYMENT TO                                                 CDSL
DATE OF SURRENDER OR WITHDRAWAL                                 PERCENTAGE
-------------------------------                                 ----------
7 or more...................................................        0%
6 but less than 7...........................................        1%
5 but less than 6...........................................        2%
4 but less than 5...........................................        3%
3 but less than 4...........................................        4%
2 but less than 3...........................................        5%
less than 2.................................................        6%

                 JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

          DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACTS

                   JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                     STATEMENT OF ADDITIONAL INFORMATION

                             ___________________



         This statement of additional information ("SAI"), dated October 8, 1998 is not a prospectus. It is intended that this SAI be read in conjunction with the prospectus of John Hancock Variable Annuity Account H and John Hancock Variable Annuity Account V, dated October 8, 1998, for the Contracts being offered. Capitalized terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus. A copy of the prospectus may be obtained from the Servicing Center, P.O. Box 9298, Boston, Massachusetts 02205-9298, telephone number 800-824-0335.


                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                            Cross Reference to
                                                  Page     Pages in Prospectus
                                                  ----     -------------------


The Separate Accounts.........................     2               11
Services Agreement............................     2               NA
Calculation of Performance Data...............     2               29
Calculation of Annuity Payments...............     3               23
Financial Statements..........................     6                8




VAVSAI  9/98

                             THE SEPARATE ACCOUNTS


     John Hancock Variable Annuity Account H and John Hancock Variable Annuity Account V (collectively, "Separate Accounts") are separate accounts of John Hancock Mutual Life Insurance Company ("Company"), established under the laws of the Commonwealth of Massachusetts. Each Separate Account is organized as a unit investment trust and registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended ("1940 Act"). Each Separate Account is made up of variable subaccounts ("Subaccounts") that fund the variable portion of the Company's deferred combination fixed and variable annuity contracts ("Contracts"). John Hancock Variable Annuity Account H ("Account H") has twelve Subaccounts: the V.A. Financial Industries, V.A. Emerging Growth, V.A. Special Opportunities, V.A. Growth, V.A. Growth & Income, V.A. Independence Equity, V.A. Sovereign Investors, V.A. Sovereign Bond, V.A. Strategic Income, V.A. High Yield Bond, V.A. World Bond, and V.A. Money Market Subaccounts. The assets of each Subaccount of Account H are, in turn, invested in a corresponding Fund of John Hancock Declaration Trust ("Declaration Trust"), a registered open-end management investment company advised by John Hancock Advisers, Inc. John Hancock Variable Annuity Account V ("Account V") has eighteen Subaccounts: Managed, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Real Estate Equity, Small/Mid Cap CORE, Small Cap Value, Global Equity, International Equity Index, International Opportunities, Emerging Markets Equity, Short-Term Bond, Bond Index, Strategic Bond, and High Yield Bond Subaccount. The assets of each Subaccount of Account H are, in turn, invested in a corresponding Portfolio of the John Hancock Variable Series Trust I ("VST"), a registered open-end management investment company advised by John Hancock. The Owner may also choose to fund the Contracts through the MVA Fixed Account, providing Guaranteed Rates for various Guarantee Periods.


                               SERVICES AGREEMENT

     The Company and John Hancock Funds, Inc.("JHFI") have entered into a Responsibility and Cost Allocation Agreement ("Agreement") for the allocation of services and related costs with respect to various functions, duties and responsibilities associated with the Contracts and other variable annuity contracts that may be offered by the Company. The Agreement provides for the allocation of such matters as regulatory compliance, insurance underwriting and issuance, pricing and unit valuation, accounting, record maintenance, surrenders, benefit payments, commissions payments, reports to annuity contract owners, and distribution and marketing. The cost of performing the duties allocated will be borne by the party responsible for discharging the function, unless agreed upon otherwise. The Company and JHFI may delegate any of their respective duties to their subsidiaries or affiliates.

                         CALCULATION OF PERFORMANCE DATA

     Each Separate Account may, from time to time, include in advertisements, sales literature and reports to Owners or prospective investors information relating to the performance of its Subaccounts. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular Owner. Set out below is a description of the methods used in calculating the performance information for the Subaccounts.

     Each Separate Account will calculate the average annual total return for each Subaccount (other than the V.A. Money Market Subaccount), according to the following formula prescribed by the Commission:


                                       n
                          P x ( 1 + T ) = ERV

     where:      P  =  a hypothetical initial payment of $1,000
                 T  =  average annual total return
                 n  =  number of years
               ERV  =  ending redeemable value of a hypothetical $1,000 payment, made at the beginning of a period (or fractional portion thereof)

     Average annual total return is the annual compounded rate of return that would have produced the cash redemption value under a Contract had the Subaccount been invested in a specified Fund of the Declaration Trust or Portfolio of the VST over the stated period and had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects adjustments for all Trust, Fund, Portfolio, and Contract level charges except any premium tax charge or charges for optional benefits described in the prospectus.

     On the basis, the following table shows the average total return for each Subaccount for the periods ended December 31, 1997:

Subaccount*                                       Average Annualized
-----------                                       ------------------

                                Year to                                       Date of
                                Date        1 Year**  5 Year***   10 Year     Inception
                                ----        ------    ------      -------     ---------

V.A. Financial Industries       28.5%          N/A       N/A        N/A       4/30/97
V.A. Emerging Growth             4.2%         4.2%     (2.6%)       N/A       8/29/96
V.A. Growth                      7.4%         7.4%      0.0%        N/A       8/29/96
V.A. Independence Equity        23.7%        23.7%     27.4%        N/A       8/29/96
V.A. Sovereign Investors        21.5%        21.5%     22.6%        N/A       8/29/96
V.A. World Bond                 (5.5%)       (5.5%)    (0.6%)       N/A       8/29/96
V.A. Strategic Income            4.6%         4.6%      9.1%        N/A       8/29/96
V.A. Sovereign Bond              2.1%         2.1%      5.7%        N/A       8/29/96
V.A. Money Market               (2.5%)       (2.5%)    (0.5%)       N/A       8/29/96
Managed                         11.9%        11.9%     11.0%      11.3%      11/09/87
Equity Index                    25.8%        25.8%     24.0%        N/A      04/30/96
Large Cap Value                 21.6%        21.6%     21.3%        N/A      04/30/96
Large Cap Growth                24.0%        24.0%     16.3%      16.1%      11/24/87
Mid Cap Value                   25.3%        25.3%     25.0%        N/A      04/30/96
Mid Cap Growth                   9.9%         9.9%      7.0%        N/A      04/30/96
Real Estate Equity              10.4%        10.4%     14.4%      10.4%      02/01/89
Small Cap Value                 18.7%        18.7%     17.2%        N/A      04/30/96
International Balanced          (4.1%)       (4.1%)     1.1%        N/A      04/30/96
International Equity Index     (11.7%)      (11.7%)     5.0%       5.0%      02/01/89
International Opportunity       (4.8%)       (4.8%)     0.6%        N/A      04/30/96
Short-Term Bond                 (0.4%)       (0.4%)     3.8%        N/A      09/23/94
Strategic Bond                   2.3%         2.3%      5.0%        N/A      04/30/96


* Absent expense reimbursements to certain Portfolios, total return figures for the related subaccounts would have been lower. The following are not shown because they were not in existence during 1997: V.A. Special Growth; V.A. Growth & Income; V.A. High Yield Bond; Small/Mid Cap CORE; Global Equity; Emerging Markets Equity; Bond Index; High Yield Bond.

**   or since inception of the applicable portfolio or its predecessor.

***  of the portfolio or its predecessor.

     For the 7-day period ending December 31, 1997, the V.A. Money Market Subaccounts's current yield was 2.92% and its effective yield was 2.96%.


     Each Separate Account will calculate current yield for each Subaccount (other than the V.A. Money Market Subaccount) according to the following formula prescribed by the Commission:


                             a - b       6
                Yield  = 2[(------- + 1)   - 1 ]
                               cd

      where:  a =  net investment income earned during the period by the Fund whose shares are owned by the Subaccount

              b =  expenses accrued for the period (net of any reimbursements)

              c = the average daily number of Accumulation Units outstanding during the period

              d = the maximum offering price per Accumulation Unit on the last day of the period.

     According to this formula, yield is determined by dividing the net investment income per Accumulation Unit earned during the period (minus the deduction for mortality and expense risk charge, administration charge and Contract Fee) by the Accumulation Unit Value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30-day periods identified in the advertisement. Neither the CDSL nor any charges for premium taxes or optional benefits are reflected in the calculation.

     Account H may calculate current yield and effective yield figures for the V.A. Money Market Subaccount. The current yield of the V.A. Money Market Subaccount for a seven-day period ("base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical Owner account having a balance of one Unit at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of the hypothetical Owner account will include net investment income of that account (accrued daily dividends as declared by the V.A. Money Market Fund, less daily expense charges of the Separate Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying V.A. Money Market Fund shares. The mortality and expense risk charges, administration charge and Contract Fee are reflected, but the CDSL and any charge for premium taxes and optional benefits are not.


     The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. The formula for effective yield, as prescribed by the Commission, is:

                                               (365/7)
     Effective yield = (Base period return + 1)       - 1


                       CALCULATION OF ANNUITY PAYMENTS


         The variable monthly annuity payment to an Annuitant under a Contract is equal to the sum of the products of the number of each Subaccount's Annuity Units credited to the Contract multiplied by the applicable Annuity Unit Value, as these terms are defined under "Special Terms" and "Variable Account Valuation Procedures," respectively, in each Separate Account's prospectus. The number of each Subaccount's Annuity Units credited to the Contract is multiplied by the applicable Annuity Unit Value as of ten calendar days prior to the date the payment is due. The value of the Annuity Units varies from day to day, depending on the investment performance of the Subaccount, the deductions made against the Subaccount, and the assumed investment rate used in computing Annuity Unit Values. Thus, the variable monthly annuity payments vary in amount from month to month.


     The amount of the initial variable monthly payment is determined on the assumption that the actual net investment rate of each Subaccount used in calculating the Net Investment Factor (as described under "Variable Account Valuation Procedures" in the Account's prospectus) will be equal on an annual basis to the assumed investment rate. If the actual net investment rate between the dates for determining two monthly annuity payments is greater than the assumed investment rate, the latter monthly payment will be larger in amount than the former. On the other hand, if the actual net investment rate between the dates for determining two monthly annuity payments is less than the assumed investment rate, the latter monthly payment will be smaller in amount than the former.

     The mortality tables used as a basis for both variable and fixed annuity purchase rates are the 1983a Mortality Tables, with projections of mortality improvements and with certain age adjustments based on the Contract Year of annuitization. The mortality table used in a Contract purchased in connection with certain employer-related plans and used in all Contracts issued in Montana will be the Female Annuity Table of the 1983a Mortality Tables. The impact of this change will be lower benefits (5% to 15%) from a male's viewpoint than would otherwise be the case.

     An illustration of the method of calculation of variable monthly annuity payments and the number of Annuity Units under the Contracts is shown below.

GENERAL FORMULAE TO DETERMINE ACCUMULATION UNIT VALUES AND ANNUITY UNIT VALUES


Net Investment Rate =



                                                                     Subaccount Charges (0.003425% per
Investment        Capital          Capital        Taxes              Day of the Value of the Subaccount at
Income       +    Gains      -     Losses    -    (if any)     -     the Beginning of the Valuation Period)*
------------------------------------------------------------------------------------------------------------
                    Value of the Subaccount at the Beginning of the Valuation Period
Net Investment
Factor           =      1.00000000 + Net Investment Rate


Accumulation            Accumulation Unit Value on                                       Net Investment
Unit Value      =       Preceding Valuation Date                                   X     Factor

                        Annuity Unit                               Net
Annuity Unit            Value on Preceding                         Investment            Factor to Neutralize
Value            =      Valuation Date                      X      Factor          X     Assumed Investment Rate



_________________________

* The 0.003425% daily charge is based on charges for mortality and expense risk and administration at the annual rate of 1.25%. A lower decimal amount of daily charge would apply under the 1.00% annual rate. See "Charges Under the Contracts" in the prospectus.

HYPOTHETICAL EXAMPLE ILLUSTRATING THE CALCULATION OF ACCUMULATION UNIT VALUES AND ANNUITY UNIT VALUES

     Assume at the beginning of the Valuation Period being considered, the value of a particular Subaccount was $4,000,000. Investment income during the Valuation Period totaled $2000 while capital gains were $3000 and capital losses were $1000. No taxes accrued. Charges against the beginning value of the Subaccount amount to [$137.00] assuming a one day Valuation Period. The [$137.00] was computed by multiplying the beginnings Subaccount value of $4,000,000 by the factor [0.00003425]. By substituting in the first formula above, the net investment rate is equal to [$3863.00 ($2000 + $3000 - $1000 - $137.00)] divided by $4,000,000 or [0.0009658.] The Net Investment Factor would then be [1.0009658].

     Assume further that each Accumulation Unit had a value of $11.250000 on the previous Valuation Date, and the value of an Annuity Unit on such date was $1.0850000. Based upon the experience of the Subaccount during the Valuation Period, the value of an Accumulation Unit at the end of the Valuation Period would be [$11.260865 ($11.250000 x 1.0009658)]. The value of an Annuity Unit at the end of the Valuation Period would be [$1.085946 ($1.0850000 x 1.0009658 x
 .999905754)]. The final figure, [.999905754], neutralizes the effect of a 3 1/2% assumed investment rate so that the Annuity Unit recognizes only the actual investment experience.

GENERAL FORMULAE TO DETERMINE AMOUNT OF MONTHLY VARIABLE ANNUITY PAYMENTS AND NUMBER OF ANNUITY UNITS


Amount of First Variable Annuity Payment =



Number of Accumulation                            Accumulation Unit Value                               First Monthly Annuity
Shares Applied               X                  10 Days Before Maturity Date                 X          Payment Factor
-----------------------------------------------------------------------------------------------------------------------------
                                                          $1000


Number of
Annuity Units                =             Amount of First Variable Annuity Payment
                                        -----------------------------------------------
                                        Annuity Unit Value 10 Days Before Maturity Date


Amount of Subsequent                                                                                     Annuity Unit Value 10 Days
Variable Annuity Payment     =          Number of Annuity Units                              X           Before Payment Date


HYPOTHETICAL EXAMPLE ILLUSTRATING THE CALCULATION OF THE AMOUNT OF MONTHLY VARIABLE ANNUITY PAYMENT

     Assume that 10 days before the date of maturity a Contract has credited to it 4000.000 Accumulation Units each having a value of $12.000000. The appropriate annuity purchase rate in the Contract for an assumed investment rate of 3 1/2% is $5.47 per $1000 of proceeds for the Annuity Option elected. The Annuitant's first monthly payment would then be $262.56.

4000.000 x $12.000000 x 5.47
---------------------
       $1000

     If the value of an Annuity Unit 10 days before the date of maturity was $1.4000000, the number of Annuity Units represented by the first and subsequent payments would be 187.543 ($262.56/$1.4000000). If the Annuity Unit Value 10 days before the due date of the second monthly payment was $1.405000, the amount of the second payment would be $263.50 (187.543 x $1.405000).


                              FINANCIAL STATEMENTS

     The financial statements for John Hancock are included on the next page. The financial statements for Account H are included immediately following the financial statements for John Hancock. The financial statements for Account V are included immediately following the financial statements for Account H.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To the Directors and Policyholders
John Hancock Mutual Life Insurance Company

We have audited the accompanying statutory-basis statements of financial position of John Hancock Mutual Life Insurance Company as of December 31, 1997 and 1996, and the related statutory-basis statements of operations and changes in policyholders' contingency reserves and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of John Hancock Mutual Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for the year December 31, 1997.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Mutual Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance.




                                                  ERNST & YOUNG LLP


Boston, Massachusetts
February 18, 1998

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY


                                                                          December 31
                                                                    1997               1996
                                                             ---------------------------------------
                                                                         (In millions)
ASSETS

   Bonds--Note 6                                                    $22,986.0          $22,467.0

   Stocks:
      Preferred                                                         640.6              416.2
      Common                                                            256.9              249.8
      Investments in affiliates                                       1,442.0            1,268.9
                                                             ---------------------------------------
                                                                      2,339.5            1,934.9

   Mortgage loans on real estate--Note 6                              7,851.2            7,964.0

   Real estate:
      Company occupied                                                  375.1              372.1
      Investment properties                                           1,893.4            2,042.3
                                                             ---------------------------------------
                                                                      2,268.5            2,414.4

   Policy loans                                                       1,577.3            1,589.3

   Cash items:
      Cash in banks and offices                                         176.0              348.4
      Temporary cash investments                                        548.8            1,068.3
                                                             ---------------------------------------
                                                                        724.8            1,416.7

   Premiums due and deferred                                            222.3              278.4

   Investment income due and accrued                                    505.8              547.8

   Other general account assets                                         948.6            1,009.9

   Assets held in separate accounts                                  16,021.7           13,969.1
                                                             ---------------------------------------


                                               TOTAL ASSETS         $55,445.7          $53,591.5

                                                          =======================================

                                                                          December 31
                                                                    1997                1996
                                                             ----------------------------------------
                                                                          (In millions)

OBLIGATIONS AND POLICYHOLDERS' CONTINGENCY
RESERVES
OBLIGATIONS
   Policy reserves                                                  $19,206.6          $18,544.0

   Policyholders' and beneficiaries' funds                           13,985.1           14,679.3

   Dividends payable to policyholders                                   399.7              395.5

   Policy benefits in process of payment                                115.5              236.3

   Other policy obligations                                             214.8              210.5

   Asset valuation reserve--Note 1                                    1,165.7            1,064.8

   Federal income and other accrued
      taxes--Note 1                                                      96.9              125.1

   Other general account obligations                                  1,084.5            1,521.7

   Obligations related to separate accounts                          16,019.1           13,958.2
                                                               -----------------------------------
                                               TOTAL                 52,287.9           50,735.4
                                               OBLIGATIONS

POLICYHOLDERS' CONTINGENCY RESERVES
   Surplus notes--Note 2                                                450.0              450.0
   Special contingency reserve for group insurance                      151.8              194.8
   General contingency reserve                                        2,556.0            2,211.3
                                                               -----------------------------------

   TOTAL POLICYHOLDERS' CONTINGENCY RESERVES                          3,157.8            2,856.1
                                                               -----------------------------------

                 TOTAL OBLIGATIONS AND POLICYHOLDERS'
                 CONTINGENCY RESERVES                               $55,445.7          $53,591.5


                                                               ===================================




The accompanying notes are an integral part of the statutory-basis financial statements.


STATUTORY-BASIS STATEMENTS OF OPERATIONS AND CHANGES IN
POLICYHOLDERS' CONTINGENCY RESERVES

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                                                      Year ended December 31
                                                                    1997                1996
                                                            ----------------------------------------
                                                                         (In millions)
INCOME

   Premiums, annuity considerations and pension
     fund contributions                                              $ 7,371.6        $  8,003.1
   Net investment income--Note 4                                       2,856.1           2,803.1
   Other, net                                                            119.0              68.6
                                                            ----------------------------------------
                                                                      10,346.7          10,874.8
BENEFITS AND EXPENSES
   Payments to policyholders and beneficiaries:
      Death benefits                                                     737.4             886.8
      Accident and health benefits                                       121.4             300.9
      Annuity benefits                                                 1,668.2           1,539.4
      Surrender benefits and annuity fund withdrawals                  6,293.1           5,565.4
      Matured endowments                                                  21.0              20.6
                                                            ----------------------------------------
                                                                       8,841.1           8,313.1

Additions to reserves to provide for future payments to
     policyholders and beneficiaries                                    (186.7)            880.5
   Expenses of providing service to policyholders and
     obtaining new insurance:
       Field sales compensation and expenses                             278.3             275.0
       Home office and general expenses                                  479.7             514.8
   Payroll, state premium and miscellaneous taxes                         49.9              70.9
                                                            ----------------------------------------
                                                                       9,462.3          10,054.3
                 GAIN FROM OPERATIONS BEFORE DIVIDENDS
               TO POLICYHOLDERS, FEDERAL INCOME TAXES
                                AND NET REALIZED CAPITAL LOSSES          884.4             820.5

   Dividends to policyholders                                            398.2             399.4
   Federal income taxes--Note 1                                           18.9             107.1
                                                            ---------------------------------------
                                                                         417.1             506.5
                                                            ----------------------------------------

                               GAIN FROM OPERATIONS BEFORE NET
                                       REALIZED CAPITAL LOSSES           467.3             314.0

   Net realized capital losses--Note 5                                 (  89.8)            (43.6)
                                                            ---------------------------------------
                                                     NET INCOME          377.5             270.4



STATUTORY-BASIS STATEMENTS OF OPERATIONS AND CHANGES IN
POLICYHOLDERS' CONTINGENCY RESERVES--CONTINUED

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                                                      Year ended December 31
                                                                    1997                1996
                                                            ----------------------------------------
                                                                         (In millions)


   Other increases (decreases) in policyholders'
   contingency Reserves:
       Net unrealized capital gains and other
         adjustments--Note 5                                         $     58.6        $   191.7
       Valuation reserve changes--Note 1                                    1.4            (27.5)
       Prior years' federal income taxes                                (  35.6)           (28.9)
       Other reserves and adjustments, net                               (100.2)           (83.1)
                                                            ----------------------------------------
                       NET INCREASE IN POLICYHOLDERS'
                             CONTINGENCY RESERVES                         301.7            322.6

     Policyholders' contingency reserves at beginning                   2,856.1          2,533.5
       of year                                              ---------------------------------------

                           POLICYHOLDERS' CONTINGENCY
                              RESERVES AT END OF YEAR                  $3,157.8         $2,856.1
                                                            ========================================





The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF CASH FLOWS


                                                                   Year ended December 31
                                                                    1997              1996
                                                             -------------------------------------
                                                                          (In millions)

    Cash flows from operating activities:
    Insurance premiums, annuity considerations and
      deposits                                                       $  7,518.8        $ 8,120.4
    Net investment income                                               2,988.7          2,965.5
    Benefits to policyholders and beneficiaries                       ( 9,030.3)        (8,476.6)
    Dividends paid to policyholders                                  (    394.0)       (   382.6)
    Insurance expenses and taxes                                     (    815.3)       (   884.1)
    Net transfers from separate accounts                                  896.8            198.2
    Other, net                                                       (    798.3)       (   602.7)
                                                             -------------------------------------
                        NET CASH PROVIDED FROM OPERATIONS                 366.4            938.1
                                                             -------------------------------------

 Cash flows used in investing activities:
    Bond purchases                                                    (18,003.6)         (7,590.7)
    Bond sales                                                         13,541.1           2,812.4
    Bond maturities and scheduled redemptions                           2,927.6           2,241.0
    Bond prepayments                                                    1,096.3           1,223.2
    Stock purchases                                                    (1,125.7)        (   391.2)
    Proceeds from stock sales                                             921.7             573.2
    Real estate purchases                                              (  243.0)        (   447.7)
    Real estate sales                                                     444.5             382.1
    Other invested assets purchases                                     ( 171.1)        (   214.7)
    Proceeds from the sale of other invested assets                       109.3             183.6
    Mortgage loans issued                                              (1,165.8)         (1,582.7)
    Mortgage loan repayments                                            1,176.9           2,247.3
    Other, net                                                         (  333.8)            205.3
                                                             -------------------------------------
                        NET CASH USED IN INVESTING ACTIVITIES       (     825.6)        (   358.9)
                                                             -------------------------------------

 Cash flows from financing activities:
    Net (decrease) increase in short-term note payable              (      16.4)             90.0
    Issuance of REMIC notes payable                                         0.0             292.0
    Repayment of REMIC notes payable                                (     216.3)       (     85.2)
                                                             -------------------------------------
             NET CASH (USED IN) PROVIDED FROM FINANCING
                                              ACTIVITIES            (     232.7)            296.8
                                                             -------------------------------------

                        (DECREASE) INCREASE IN CASH AND
                          TEMPORARY CASH INVESTMENTS                (     691.9)            876.0
 Cash and temporary cash investments at beginning of year               1,416.7             540.7
                                                             -------------------------------------

                CASH AND TEMPORARY CASH INVESTMENTS
                                    AT END OF YEAR                  $     724.8         $ 1,416.7
                                                             =====================================







The accompanying notes are an integral part of the statutory-basis financial statements.

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES

John Hancock Mutual Life Insurance Company (the Company) provides a broad range of financial services and insurance products. The Company's insurance operations focus principally in three segments: the Retail Sector, which encompasses the Company's individual life, annuity, and long-term care operations; Group Pension, which offers single premium annuity and guaranteed investment contracts through both the general and separate accounts; and Business Insurance, its group life, health, and long-term care operations including administrative services provided to group customers. In addition, through its subsidiaries and affiliates, the Company also offers a wide range of investment management and advisory services and other related products including life insurance products for the Canadian market, sponsorship and distribution of mutual funds, real estate financing and management, and various other financial services. Investments in these subsidiaries and other affiliates are recorded on the statutory equity method.

On February 28, 1997, the Company sold its group accident and health business and related group life business to UNICARE Life & Health Insurance Company (UNICARE), a wholly-owned subsidiary of WellPoint Health Networks Inc. The Company retained its group long-term care operations. Assets equal to liabilities of approximately $562.4 million at February 28, 1997, subject to the completion of a closing audit, were transferred to UNICARE in connection with the sale. The corresponding amount of assets and liabilities at December 31, 1996 was $559.4 million. The gain from operations in both periods was not significant. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement. As a result, the Company has secured a $397 million letter of credit facility with a group of banks led by Morgan Guaranty Trust Company of New York. The banks have agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to $397 million for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder will be automatically reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit agreement and any letter of credit issued thereunder are scheduled to expire on March 1, 2002.

The Company is domiciled in the Commonwealth of Massachusetts and licensed in all fifty of the United States, the District of Columbia, Puerto Rico, Guam, the US Virgin Islands, and Canada. The Company distributes its individual products in North America primarily through a career agency system. The career agency system is composed of company-owned, unionized branch offices and independent general agencies. The Company also distributes its individual products through several alternative distribution channels, including banks, brokers/dealers and direct marketing efforts.

The Company markets pension and other investment-related products primarily to sponsors of retirement and savings plans covering employees of private sector companies, and plans covering public employees and collective bargaining unions and non-profit organizations. Products are marketed and sold through a combination of group pension field employee representatives, as well as marketing personnel and investment professionals employed by the Company.

The Company distributes its group benefit products through group representatives, who are John Hancock employees or through intermediaries, in key markets nationwide.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation: The financial statements have been prepared using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP).

The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized over the related premium-paying period; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available for sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and investment valuation allowances are provided when there has been a decline in value deemed other than temporary; (7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to policyholders' contingency reserves rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; (9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions or increased benefits, are recorded directly to policyholders' contingency reserves rather than being reflected in income; and (10) surplus notes are reported as surplus rather than as liabilities. The effects of the foregoing variances from GAAP have not been determined, but are presumed to be material.

The significant accounting practices of the Company are as follows:

Pending Statutory Standards: The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. Accordingly, that project, which is expected to be approved by the NAIC in 1998 will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of any such changes on the Company's statutory surplus is not expected to be material.

Revenues and Expenses: Premium revenues are recognized over the premium-paying period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

Cash and Temporary Cash Investments: Cash includes currency on hand and demand deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Valuation of Assets: General account investments are carried at amounts determined on the following bases:

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

          Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at fair value. The discount or premium on bonds is amortized using the interest method.

          Investments in affiliates are included on the statutory equity method.

          Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method.

          The net interest effect of interest rate and currency rate swap transactions is recorded as an adjustment of interest income as incurred. The initial cost of interest rate cap and floor agreements is amortized to net investment income over the life of the related agreement. Gains and losses on financial futures contracts used as hedges against interest rate fluctuations are deferred and recognized in income over the period being hedged.

          Mortgage loans are carried at outstanding principal balance or amortized cost.

          Investment and company-occupied real estate is carried at depreciated cost, less encumbrances. Depreciation on investment and company-occupied real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $470.5 million and $393.5 million at December 31, 1997 and 1996, respectively.

          Real estate acquired in satisfaction of debt and held for sale, which is classified with investment properties, is carried at the lower of cost or fair value as of the date of foreclosure.

          Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

          Other invested assets, which are classified with other general account assets, include real estate and energy joint ventures and limited partnerships and generally are valued based on the Company's equity in the underlying net assets.

Asset Valuation and Interest Maintenance Reserves: The Asset Valuation Reserve
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. The Company makes additional contributions to the AVR in excess of the required amounts to account for potential losses and risks in the investment portfolio when the Company believes such provisions are prudent. Changes to the AVR are charged or credited directly to policyholders' contingency reserves.

The Company also records the NAIC prescribed Interest Maintenance Reserve (IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 1997, the IMR, net of 1997 amortization of $25.2 million, amounted to $165.6 million which is included in other policy obligations. The corresponding 1996 amounts were $18.9 million and $121.7 million, respectively.

Property and Equipment: Data processing equipment, which amounted to $30.0 million in 1997 and $41.6 million in 1996 and is included in other general account assets, is reported at depreciated cost, with depreciation recorded on a straight-line basis. Nonadmitted furniture and equipment also is depreciated on a straight-line basis. The useful lives of these assets range from three to twenty years. Depreciation expense was $21.8 million in 1997 and $31.0 million in 1996.

Separate Accounts: Separate account assets and liabilities reported in the accompanying statements of financial position represent funds that are separately administered, principally for annuity contracts and variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at fair value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

Fair Value Disclosure of Financial Instruments: Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 15.

The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

     The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

     Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

     The fair values for common and preferred stocks, other than subsidiary investments which are carried at equity values, are based on quoted market prices.

     The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

     The carrying amounts in the statement of financial position for policy loans approximates their fair value.

     The fair value of interest rate swaps and currency rate swaps is estimated using a discounted cash flow method adjusted for the difference between the rate of the existing swap and the current swap market rate. Discounted cash flows in foreign currencies are converted to U.S. dollars using current exchange rates.

     The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 1997. The fair value for commitments to purchase real estate approximates the amount of the initial commitment.

     Fair values for the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

Capital Gains and Losses: Realized capital gains and losses are determined using the specific identification basis. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net income. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to policyholders' contingency reserves.

Foreign Exchange Gains and Losses: Foreign exchange gains and losses are reflected as direct credits or charges to policyholders' contingency reserves through unrealized capital gains and losses.

Policy Reserves: Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for traditional individual life insurance policies are maintained using the 1941, 1958 and 1980 Commissioner's Standard Ordinary and American Experience Mortality Tables, with assumed interest rates ranging from 2 1/2% to 6%, and using principally the net level premium method for policies issued prior to 1978 and a modified preliminary term method for policies issued in 1979 and later. Annuity and supplementary contracts with life contingency reserves are based principally on modifications of the 1937 Standard Annuity Table, the Group Annuity Mortality Tables for 1951, 1971 and 1983, the 1971 Individual Annuity Mortality Table and the a-1983 Individual Annuity Mortality Table, with interest rates generally ranging from 2% to 8 3/4%.

Reserves for deposit administration funds and immediate participation guarantee funds are based on accepted actuarial methods at various interest rates. Accident and health policy reserves generally are calculated using either the two-year preliminary term or the net level premium method based on various morbidity tables.

The statement value and fair value for investment-type insurance contracts are as follows:


                                                  December 31, 1997                 December 31, 1996
                                            -----------------------------------------------------------------
                                               Statement          Fair             Statement         Fair
                                                 Value           Value              Value           Value
                                            -----------------------------------------------------------------
                                                                     (In millions)

Guaranteed investment contracts                   $11,499.4      $11,516.8          $11,921.6      $11,943.2
Fixed-rate deferred and
 immediate annuities                                4,289.1        4,290.4            3,909.3        3,886.1
Supplementary contracts without
 life contingencies                                    40.9           42.1               45.6           46.0
                                            -----------------------------------------------------------------

                                                  $15,829.4      $15,849.3          $15,876.5      $15,875.3
                                            =================================================================


Federal Income Taxes: Federal income taxes are reported in the financial statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company and its subsidiaries and affiliates are combined in filing a consolidated federal income tax return for the group. The federal income taxes of the Company are determined on a separate return basis with certain adjustments.

Income before taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, the limitation placed on the tax deductibility of mutual companies' policyholder dividends, accelerated depreciation, differences in policy and contract liabilities for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

When determining its consolidated federal income tax expense, the Company uses a number of estimated amounts that may change when the actual tax return is completed. In addition, the Company must also use an estimated differential earnings rate (DER) to compute the equity tax portion of its federal income tax expense. Because the DER is set by the Internal Revenue Service after completion of the financial statements, a true-up adjustment (i.e., effect of the difference between the estimated and final DER) is necessary.

Amounts for disputed tax issues relating to prior years are charged or credited directly to policyholders' contingency reserves.

Certain subsidiaries acquired by the Company have potential tax loss carryforwards of $14.3 million expiring in 1998. These amounts may be used in the consolidated tax return, but only to offset future taxable income related to those subsidiaries. The Company made federal tax payments of $146.4 million in 1997 and $309.9 million in 1996.

Adjustments to Policy Reserves and Policyholders' and Beneficiaries' Funds: From time to time, the Company finds it appropriate to modify certain required policy reserves because of changes in actuarial assumptions or increased benefits. Reserve modifications resulting from such determinations are recorded directly to policyholders' contingency reserves. During 1997, the Company refined certain actuarial assumptions inherent in the calculation of reserves related to guaranteed investment contracts and AIDS claims under individual insurance policies resulting in a net $1.4 million increase in policyholders' contingency reserves at December 31, 1997. Similar refinements to the actuarial assumptions inherent in the calculation of reserves related to guaranteed investment contracts were made in 1996 resulting in a $27.5 million decrease in policyholders' contingency reserves at December 31, 1996.

Reinsurance: Premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

Guaranty Fund Assessments: Guaranty fund assessments are accrued when the Company receives notice that an amount is payable to a guaranty fund.


NOTE 2--SURPLUS NOTES

On February 25, 1994, the Company issued $450 million of surplus notes that bear interest at 7 3/8% and are scheduled to mature on February 15, 2024. The issuance of the surplus notes was approved by the Commonwealth of Massachusetts Division of Insurance and any payment of interest on and principal of the notes may be made only with the prior approval of the Commissioner of the Commonwealth of Massachusetts Division of Insurance. Surplus notes are reported as part of policyholders' contingency reserves rather than liabilities. Interest of $33.2 million was paid on the notes during each of 1997 and 1996.


NOTE 3--BORROWED MONEY

At December 31, 1997, the Company had a $500 million syndicated line of credit. There are 26 banks who are part of the syndicate which is under the leadership of Morgan Guaranty Trust Company of New York. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement, which terminates on June 30, 2001. The agreement does not contain a material adverse change clause. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants. As of December 31, 1997, these covenants were met; however, no amounts had been borrowed under this agreement.

In 1995, the Company issued $213.1 million of debt through a Real Estate Mortgage Investment Conduit (REMIC). As collateral to the debt, the Company pledged $1,065.8 million of commercial mortgages to the REMIC Trust. In addition, the Company has guaranteed the timely payment of principal and interest on the debt. The debt was issued in two notes of equal amounts. The interest rates on the class A1 and A2 notes are calculated on a floating basis, based on the monthly LIBOR rates plus 22 and 27 basis points, respectively. The LIBOR rates were 5.72% and 5.50%, respectively, at December 31, 1997 and 1996. The class A1 notes were fully repaid on March 25, 1997 and the class A2 notes have a last scheduled payment date of June 25, 1998. The outstanding balances of the notes totaled $42.6 million and $127.9 million at December 31, 1997 and 1996, respectively, and are included in other general account obligations.

In 1996, the Company issued $292.0 million of additional debt through a REMIC (REMIC II). As collateral to the debt, the Company pledged $1,455.4 million of commercial mortgages to the REMIC II Trust. The debt was issued in two notes. The interest rates on the class A1 and A2 notes are calculated on a floating basis, based on the monthly LIBOR rate plus 5 and 19 basis points, respectively. The class A1 notes were fully repaid on December 26, 1997 and the class A2 notes have a last scheduled payment date of July 26, 1999. The outstanding balances of the notes totaled $161.0 million and $292.0 million at December 31, 1997 and 1996, respectively, and are included in other general account obligations.

On December 31, 1997, the Company had outstanding a short-term note of $75.0 million payable to an affiliate at a variable rate of interest. The note, which is included in other general account obligations, was repaid on January 5, 1998.

Interest paid on borrowed money was $19.3 million and $10.4 million during 1997 and 1996, respectively.


NOTE 4--NET INVESTMENT INCOME

Investment income has been reduced by the following amounts:

                                                     1997              1996
                                              -------------------------------
                                                       (In millions)

    Investment expenses                            $339.6           $333.8
    Interest expense                                 57.9             48.1
    Depreciation on real estate and other
    invested assets                                  76.6             73.3
    Real estate and other investment taxes           61.5             65.2
                                              -------------------------------
                                                   $535.6           $520.4
                                              ===============================

NOTE 5--NET CAPITAL GAINS (LOSSES) AND OTHER ADJUSTMENTS

Net realized capital losses consist of the following items:

                                                     1997              1996
                                            -----------------------------------
                                                         (In millions)

     Net gains from asset sales and foreclosures       $ 63.4           $ 81.2
     Capital gains tax                                  (84.1)           (53.7)
     Net capital gains transferred to the
     IMR                                                (69.1)           (71.1)
                                            -----------------------------------

                Net Realized Capital Losses            $(89.8)          $(43.6)
                                            ===================================


Net unrealized capital gains and other adjustments consist of the following items:

                                                     1997              1996
                                            -----------------------------------
                                                          (In millions)

         Net gains from changes in security
         values and book value adjustments            $ 159.5           $242.2
         Increase in asset valuation reserve           (100.9)           (50.5)
                                            -----------------------------------

                Net Unrealized Capital Gains
                    and Other Adjustments            $   58.6          $191.7
                                            ====================================

NOTE 6--INVESTMENTS

The statement value and fair value of bonds are shown below:

Year ended December 31, 1997



                                                                  Gross          Gross
                                                Statement      Unrealized      Unrealized
                                                  Value           Gains          Losses       Fair Value
                                              -------------------------------------------------------------
                                                                          (In millions)
U.S. Treasury securities and obligations of
   U.S. government corporations and
   agencies                                    $     258.9     $      9.3       $    0.0     $     268.2

Obligations of states and political
   subdivisions                                      149.6           16.3            0.0           165.9

Debt securities issued by foreign governments
                                                     259.7           53.2            0.1           312.8

Corporate securities                              17,336.1        1,485.9          113.4        18,708.6

 Mortgage-backed securities                        4,981.7          115.9           28.3         5,069.3
                                              -------------------------------------------------------------

Total bonds                                      $22,986.0       $1,680.6         $141.8       $24,524.8
                                              =============================================================

Year ended December 31, 1996

U.S. Treasury securities and obligations of
   U.S. government corporations and agencies
                                               $     430.2    $       8.8      $     4.2     $     434.8

Obligations of states and political
   subdivisions                                      175.2            8.8            3.9           180.1

Debt securities issued by foreign governments
                                                     203.5           30.1            0.0           233.6

Corporate securities                              16,902.1        1,083.2          112.6        17,872.7

Mortgage-backed securities                         4,756.0          116.3           54.5         4,817.8
                                              -------------------------------------------------------------

Total bonds                                      $22,467.0       $1,247.2         $175.2       $23,539.0
                                              =============================================================

The statement value and fair value of bonds at December 31, 1997, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.


                                                                Statement           Fair
                                                                   Value           Value
                                                               -----------------------------------
                                                                         (In millions)

         Due in one year or less                                 $  1,386.4        $  1,426.6
         Due after one year through five years                      5,809.6           6,079.2
         Due after five years through ten years                     5,465.5           5,867.1
         Due after ten years                                        5,342.8           6,082.6
                                                               -----------------------------------
                                                                   18,004.3          19,455.5
         Mortgage-backed securities                                 4,981.7           5,069.3
                                                               -----------------------------------

                                                                  $22,986.0         $24,524.8
                                                               ===================================



Gross gains of $61.5 million in 1997 and $43.8 million in 1996 and gross losses of $86.6 million in 1997 and $27.6 million in 1996 were realized from the sale of bonds.

At December 31, 1997, bonds with an admitted asset value of $19.2 million were on deposit with state insurance departments to satisfy regulatory requirements.

The cost of common stocks was $148.0 million and $136.1 million at December 31, 1997 and 1996, respectively. At December 31, 1997, gross unrealized appreciation on common stocks totaled $139.3 million, and gross unrealized depreciation totaled $30.4 million. The fair value of preferred stock totaled $695.8 million at December 31, 1997 and $451.0 million at December 31, 1996.

The Company participates in a security lending program for the purpose of enhancing income on securities held. At December 31, 1997 and 1996, $217.0 million and $540.5 million, respectively, of the Company's bonds and stocks were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. Such assets reflect the extent of the Company's involvement in securities lending, not the Company's risk of loss.

Mortgage loans with outstanding principal balances of $71.7 million, bonds with amortized cost of $98.9 million and real estate with depreciated cost of $18.0 million were nonincome producing for the twelve months ended December 31, 1997.

Restructured commercial mortgage loans aggregated $314.3 million and $385.8 million as of December 31, 1997 and 1996, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                             Year ended December 31
                               1997       1996
                       -----------------------------------
                                  (In millions)
     Expected                $33.8       $46.3
     Actual                   24.9        29.1

Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

At December 31, 1997, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.



                                       Statement                                         Statement Value
           Property Type                 Value            Geographic Concentration
----------------------------------------------------------------------------------------------------------
                                     (In millions)                                        (In millions)

Apartments                              $1,677.7              East North Central            $   891.5
Hotels                                     186.7              East South Central                163.4
Industrial                                 858.1              Middle Atlantic                 1,410.2
Office buildings                         1,748.7              Mountain                          362.2
Retail                                   1,609.4              New England                       836.9
1-4 Family                                   6.0              Pacific                         1,770.6
Agricultural                             1,426.5              South Atlantic                  1,475.4
Other                                      338.1              West North Central                260.1
                                                              West South Central                613.1
                                                              Other                              67.8
                                    -----------------                                   ------------------
                                        $7,851.2                                             $7,851.2
                                    =================                                   ==================


At December 31, 1997, the fair values of the commercial and agricultural mortgage loan portfolios were $6.7 billion and $1.5 billion, respectively. The corresponding amounts as of December 31, 1996 were approximately $6.6 billion and $1.8 billion, respectively.

The maximum and minimum lending rates for mortgage loans during 1997 were 18.0% and 7.66% for agricultural loans, 10.0% and 7.19% for other properties, and 7.27% and 7.25% for purchase money mortgages. Generally, the percentage of any loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.


NOTE 7--REINSURANCE

Premiums, benefits and reserves associated with reinsurance assumed in 1997 were $787.1 million, $386.6 million, and $7.5 million, respectively. The corresponding amounts in 1996 were $742.0 million, $317.8 million, and $14.2 million, respectively.

The Company cedes business to reinsurers to share risks under life, health and annuity contracts for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 1997 were $801.8 million, $767.9 million and $594.9 million, respectively. The corresponding amounts in 1996 were $304.0 million, $217.0 million and $251.2 million, respectively.

Premiums, benefits, and reserves ceded related to the business sold in 1997, included in the amounts above, were $487.4 million, $503.3 million, and $247.9 million, respectively, at December 31, 1997.

Amounts recoverable on paid claims and funds withheld from reinsurers were as follows:

                                                Year ended December 31
                                                 1997                1996
                                             ----------------- -----------------
                                                        (In millions)

         Reinsurance recoverables               $12.5             $26.5
         Funds withheld from reinsurers          35.1              23.4

The Company has a coinsurance agreement with another insurer to cede 100% of its individual disability business. Reserves ceded under this agreement, included in the amount shown above, were $236.3 million at December 31, 1997 and $226.4 million at December 31, 1996.

John Hancock Variable Life Insurance Company (Variable Life, a wholly-owned affiliate) has a modified coinsurance agreement with the Company to reinsure 50% of Variable Life's 1994 through 1997 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, the Company transferred $22.0 million and $24.5 million of cash for tax, commission, and expense allowances to Variable Life, which decreased the Company's net gain from operations by $10.1 million and $15.7 million in 1997 and 1996, respectively.

Variable Life has a modified coinsurance agreement with the Company to reinsure 50% of Variable Life's 1995 through 1997 issues of certain retail annuity contracts (Independence Preferred and Declaration). In connection with this agreement, the Company received $1.1 million in 1997 and transferred $35.0 million in 1996 of cash for surrender benefits, tax, reserve increase, commission, expense allowances and premium. This agreement decreased the Company's net gain from operations by $9.8 million and $15.1 million in 1997 and 1996, respectively.

Effective January 1, 1997, Variable Life entered into a stop-loss agreement with the Company to reinsure mortality claims in excess of 110% of expected mortality claims in 1997 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, the Company transferred $2.4 million of cash for mortality claims to Variable Life, which decreased the Company's net gain from operations by $1.3 million in 1997.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the insurer.

Neither the Company, nor any of its related parties, control, either directly or indirectly, any external reinsurers with which the Company conducts business. No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 1997 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.


NOTE 8--BENEFIT PLANS

The Company provides retirement benefits to substantially all employees and general agency personnel. These benefits are provided through both defined benefit and defined contribution pension plans. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $89.7 million in 1997 and $84.4 million in 1996. The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

Defined contribution plans include The Investment Incentive Plan (TIP) and the Savings and Investment Plan (SIP). Employees are eligible to participate in TIP after one year of service and may contribute up to the lesser of 15% of their salary or $9,500 annually to the plan. The Company matches the first 2% of pre-tax contributions and makes an additional annual profit sharing contribution for employees who have completed at least two years of service. Through SIP, marketing representatives, sales managers and agency managers are eligible to contribute up to the lesser of 13% of their salary or $9,500. The Company matches the first 3% of pretax contributions for marketing representatives and the first 2% of pretax contributions for sales managers and agency managers. The Company makes an annual profit sharing contribution of up to 1% for sales managers and agency managers who have completed at least two years of service.

The Company provides additional compensation to employees based on achievement of annual and long-term corporate financial objectives.

Pension (benefit) expense is summarized as follows:

                                                                           Year ended December 31
                                                                               1997              1996
                                                                        -----------------------------------
                                                                                 (In millions)
         Defined benefit plans:
            Service cost--benefits earned during the period                 $   30.7          $  32.4
            Interest cost on the projected benefit obligation                  109.3            107.4
            Actual return on plan assets                                      (177.7)          (225.1)
            Net amortization and deferral                                       23.7             85.0
                                                                        ----------------------------------
                                                                             (  14.0)         (   0.3)

         Defined contribution plans                                              6.2             21.4
                                                                        -----------------------------------

         Total pension (benefit) expense                                   $(    7.8)         $  21.1
                                                                        ===================================



Assumptions used in accounting for the defined benefit pension plans were as follows:

                                                            1997       1996
                                                     ---------------------------

Discount rate                                              7.00%      7.25%
Weighted rate of increase in compensation levels           4.80%      4.80%
Expected long-term rate of return on assets                8.50%      8.50%

The following table sets forth the funded status and actuarially determined amounts related to the Company's defined benefit pension plans:



                                                                           Year ended December 31
                                                                               1997              1996
                                                                       ----------------- -----------------
                                                                                 (In millions)
Actuarial present value of benefit obligations:
   Vested benefit obligation                                               $(1,462.2)       $(1,344.8)
                                                                       ================= =================

   Accumulated benefit obligation                                          $(1,507.6)       $(1,387.7)
                                                                       ================= =================

Projected benefit obligation                                               $(1,704.0)       $(1,582.4)
Plan assets fair value                                                       1,877.7          1,787.6
                                                                       ----------------- -----------------
Excess of plan assets over projected benefit
  obligation                                                                   173.7            205.2

Unrecognized net gain                                                      (   101.7)        (  176.1)

Prior service cost not yet recognized in net
  periodic pension cost                                                         29.6             42.8

Unrecognized net asset, net of amortization                               (     93.2)        (   95.9)
                                                                       ----------------- -----------------

Net pension asset (liability)                                          $         8.4        $(   24.0)
                                                                       ================= =================



Since 1988, the Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense, if any, in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

NOTE 9--OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel. Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

In 1993, the Company changed its method of accounting for the costs of its retiree benefit plans to the accrual method and elected to amortize its transition liability for retirees and fully eligible or vested employees over twenty years.

Since 1993, the Company funded a portion of the postretirement obligation. The Company's policy is to fund postretirement benefits for non-union employees to the maximum amount that can be deducted for federal income tax purposes and to fund the benefits for union employees, which are fully tax qualified, at sufficient amounts so that the total accrued liability related to postretirement benefits is zero. As of December 31, 1997, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees while plan assets related to union employees were comprised of approximately 70% equity securities and 30% fixed income investments.

The following table shows the plans' combined funding status for vested benefits reconciled with the amounts recognized in the Company's statements of financial position.



                                                                       December 31
                                                           1997                            1996
                                               ------------------------------ -------------------------------
                                                  Medical                        Medical
                                                    And            Life            and             Life
                                                   Dental        Insurance        Dental        Insurance
                                                   Plans           Plans          Plans           Plans
                                               --------------- -------------- --------------- ---------------
                                                                       (In millions)
Accumulated postretirement benefit
    obligation:
    Retirees                                      $(228.8)        $(  95.7)      $(234.2)         $(100.6)
    Fully eligible active plan participants       (  38.7)         (  17.9)      (  46.4)         (  19.4)
                                               --------------- -------------- --------------- ---------------
                                                   (267.5)          (113.6)       (280.6)          (120.0)

Plan assets at fair value                           172.7              0.0         132.4              0.0
                                               --------------- -------------- --------------- ---------------
Accumulated postretirement benefit
    obligation in excess of plan assets           (  94.8)          (113.6)       (148.2)          (120.0)
Unrecognized prior service cost                      14.9              4.8          16.7              5.3
Unrecognized prior net gain                        (122.8)        (    4.2)      (  93.0)             4.0
Unrecognized transition obligation                  240.7             75.0         256.8             78.4
                                               --------------- -------------- --------------- ---------------

Accrued postretirement benefit cost              $   38.0        $(   38.0)     $   32.3         $(  32.3)
                                               =============== ============== =============== ===============

Net postretirement benefits costs for the years ended December 31, 1997 and 1996 were $40.8 million and $47.4 million, respectively, and include the expected cost of such benefits for newly eligible or vested employees, interest cost, and amortization of the transition liability.

Net periodic postretirement benefits cost included the following components:


                                                                        December 31
                                                           1997                            1996
                                               ------------------------------ -------------------------------
                                                  Medical                        Medical
                                                    And            Life            and             Life
                                                   Dental        Insurance        Dental        Insurance
                                                   Plans           Plans          Plans           Plans
                                               --------------- -------------- --------------- ---------------
                                                                       (In millions)
Eligibility cost                                  $   6.9           $  1.6        $  7.1           $  1.8
Interest cost                                        17.8              7.6          19.8              8.3
Actual return on plan assets                        (31.0)             0.0         (15.9)             0.0
Net amortization and deferral                        32.8              5.1          20.9              5.4
                                               --------------- -------------- --------------- ---------------

Net periodic postretirement benefit cost           $ 26.5            $14.3         $31.9            $15.5
                                               =============== ============== =============== ===============


The discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1997 was 7.0% (7.25% for 1996). The expected long-term rates of return on plan assets were 8.5% and 7.0% at December 31, 1997 and 1996, respectively. The annual assumed rate of increase in the health care cost trend rate for the medical coverages is 5.75% for 1998 (8.0% was assumed for 1997) and is assumed to decrease gradually to 5.00% in 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post retirement benefit obligation for the medical coverages as of December 31, 1997 by $26.2 million and the aggregate of the eligibility and interest cost components of net periodic postretirement benefit cost by $3.0 million for 1997 and $2.9 million for 1996.

Postretirement welfare benefits for non-vested employees are not reflected in the above expenses or accumulated postretirement benefit obligations. As of December 31, 1997, the accumulated postretirement benefit obligations for non-vested employees amounted to $49.5 million for medical and dental plans and $10.4 million for life insurance plans. The corresponding amounts as of December 31, 1996 were $69.4 million and $10.7 million, respectively.

NOTE 10--AFFILIATES

The Company has subsidiaries and affiliates in a variety of industries including domestic and foreign life insurance and domestic property casualty insurance, real estate, mutual funds, investment brokerage and various other financial services entities.

Total assets of unconsolidated affiliates amounted to $12.4 billion at December 31, 1997 and $9.6 billion at December 31, 1996; total liabilities amounted to $11.1 billion at December 31, 1997 and $8.5 billion at December 31, 1996; and total net income was $184.8 million in 1997 and $193.0 million in 1996.

During 1996, the Company sold certain of its affiliates including its ongoing property and casualty business and its broker-dealer operations to realign its business objectives.

The Company customarily engages in transactions with its unconsolidated affiliates, including the cession and assumption of certain insurance business under the terms of established reinsurance agreements. Various services are performed by the Company for certain affiliates for which the Company is reimbursed on the basis of cost. Certain affiliates have entered into various financial arrangements relating to borrowings and capital maintenance under which agreements the Company would be obligated in the event of nonperformance by an affiliate (see Note 14).

The Company received dividends of $65.9 million and $9.4 million in 1997 and 1996, respectively, from unconsolidated affiliates.


NOTE 11--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. Those instruments include swaps, caps, floors, and future contracts.

The Company enters into interest rate swap contracts for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to match those of related insurance liabilities. Maturities of current agreements range from 1998 to 2026. These swaps involve, to varying degrees, interest rate risk in excess of amounts recognized in the statements of financial position.

The Company enters into interest rate cap and floor contracts to manage exposure on underlying security values due to a rise in interest rates. Maturities of current agreements range through 2007.

The Company also uses financial futures contracts to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. Net deferred losses on future contracts were $6.4 million and $0.5 million at December 31, 1997 and 1996, respectively.

The Company enters into currency rate swap agreements to manage exposure to foreign exchange rate fluctuations. Maturities of current agreements range through 2009. Should the counterparty fail to meet the terms of the contract, the Company's market risk is limited to the currency rate differential.

The contract or notional amount of the foregoing financial instruments, which indicates the Company's involvement and, in certain instances, maximum credit risk related to those instruments, is as follows:

                                                                              December 31
                                                                           1997             1996
                                                                        -----------------------------------
                                                                                  (In millions)
Futures contracts to purchase securities                                   $   154.0       $    117.6
                                                                        ===================================

Futures contracts to sell securities                                       $   414.2       $    136.4
                                                                        ===================================

Notional amount of interest rate swaps, interest rate swaptions, currency rate swaps, interest rate caps and interest rate floors to:

   Receive variable rates                                                   $5,043.7         $3,822.8
                                                                        ===================================

   Receive fixed rates                                                      $2,596.7         $2,912.5
                                                                        ===================================


The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. The Company continually monitors its positions and the credit ratings of the counterparties to these financial instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would not be material.

Based on market rates in effect at December 31, 1997, the Company's interest rate swaps, currency rate swaps, interest rate caps, and interest rate floors represented (assets) liabilities to the Company with fair values of $58.3 million, $9.7 million, $(0.6) million and $(0.4) million, respectively. The corresponding amounts as of December 31, 1996 were $16.4 million, $41.1 million, $(0.6) million and $(0.1) million, respectively. The fair values of the swap agreements are not recognized in the financial statements.

NOTE 12--LEASES

The Company leases office space and furniture and equipment under various operating leases including furniture and equipment leased under a series of sales-leaseback agreements with a nonaffiliated organization. Rental expense for all operating leases totaled $27.4 million in 1997 and $32.1 million in 1996. Future minimum rental commitments under noncancellable operating leases for office space and furniture and equipment are as follows:

                                                     December 31, 1997
                                            -----------------------------------
                                                      (In millions)

                  1998                                 $19.5
                  1999                                  17.0
                  2000                                  14.5
                  2001                                  11.5
                  2002                                   8.1
                  Thereafter                            12.2
                                            -----------------------------------

                  Total minimum payments               $82.8
                                            ===================================


NOTE 13--POLICY RESERVES, POLICYHOLDERS' AND BENEFICIARIES' FUNDS AND
                OBLIGATIONS RELATED TO SEPARATE ACCOUNTS

The Company's annuity reserves and deposit fund liabilities and related separate account liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:


                                                                  December 31, 1997         Percent
                                                                ------------------------ -----------------
                                                                     (In millions)
Subject to discretionary withdrawal (with adjustment):
   With market value adjustment                                        $ 3,881.6              10.5%
   At book value less surrender charge                                   2,881.4               7.8
                                                                ------------------------ -----------------
   Total with adjustment                                                 6,763.0              18.3
   Subject to discretionary withdrawal (without
     adjustment) at book value                                           3,574.2               9.6
   Subject to discretionary withdrawal - separate
     accounts                                                           13,455.3              36.3
Not subject to discretionary withdrawal:
    General account                                                     11,996.1              32.4
    Separate accounts                                                    1,274.1               3.4
                                                                ------------------------ -----------------
Total annuity reserves, deposit fund liabilities and
  separate accounts--before reinsurance                                 37,062.7             100.0%
                                                                                             ======

Less reinsurance ceded                                                       0.0
                                                                ------------------------

Net annuity reserves, deposit fund liabilities and
  separate accounts                                                    $37,062.7
                                                                ========================


NOTE 13-- POLICY RESERVES, POLICYHOLDERS' AND BENEFICIARIES' FUNDS AND
                  OBLIGATIONS RELATED TO SEPARATE ACCOUNTS--CONTINUED

Any liquidation costs associated with the $13.5 billion of separate accounts subject to discretionary withdrawal are sustained by the separate account contractholders and not by the general account.


NOTE 14--COMMITMENTS AND CONTINGENCIES

The Company has extended commitments to purchase long-term bonds, preferred and common stocks, and real estate and issue real estate mortgages totaling $693.6 million, $27.6 million, $122.3 million and $467.2 million, respectively, at December 31, 1997. If funded, loans related to real estate mortgages would be fully collateralized by related properties. The Company monitors the credit worthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The estimated fair value of the commitments described above is $1.3 billion at December 31, 1997. The majority of these commitments expire in 1998.

The Company has contingent liabilities, pursuant to guarantee agreements issued in connection with real estate joint ventures, in the amount of $43.3 million.

During 1996, the Company entered into a credit support and collateral pledge agreement with the Federal National Mortgage Association (FNMA). Under the agreement, the Company sold $532.8 million of commercial mortgage loans and acquired an equivalent amount of FNMA securities. The Company completed similar transactions with FNMA in 1991 for $1.042 billion and in 1993 for $71.9 million. FNMA is guarantying the full face value of the bonds of the three transactions to the bondholders. However, the Company has agreed to absorb the first 12.25% of the principal and interest losses (less buy-backs) for the pools of loans involved in the three transactions, based on the total outstanding principal balance of $1.036 billion as of July 1, 1996, but is not required to commit collateral to support this loss contingency. At December 31, 1997, the aggregate outstanding principal balance of all the remaining pools of loans from 1991, 1993, and 1996 is $672.0 million.

Historically, the Company has experienced losses of less than one percent on its multi-family mortgage portfolio. Mortgage loan buy-backs required by the FNMA in 1997 and 1996 amounted to $4.1 million and $3.4 million, respectively.

During 1996, the Company entered into a credit support and collateral pledge agreement with the Federal Home Loan Mortgage Corporation (FHLMC). Under the agreement, the Company sold $535.3 million of multi-family loans and acquired an equivalent amount of FHLMC securities. FHLMC is guarantying the full face value of the bonds to the bondholders. However, the Company has agreed to absorb the first 10.5% of original principal and interest losses (less buy-backs) for the pool of loans involved but is not required to commit collateral to support this loss contingency. Historically, the Company has experienced total losses of less than one percent on its multi-family loan portfolio. At December 31, 1997, the aggregate outstanding principal balance of the pools of loans was $500.8 million. There were no mortgage loans buy-backs in 1997 and 1996.

The Company has a support agreement with Variable Life under which the Company agrees to continue directly or indirectly to own all of Variable Life's common stock and maintain Variable Life's net worth at not less than $1 million.

The Company has a support agreement with John Hancock Capital Corporation
(JHCC), a non-consolidated wholly-owned subsidiary, under which the Company agrees to continue directly or indirectly to own all of JHCC's common stock and maintain JHCC's net worth at not less than $1 million. JHCC's outstanding borrowings as of December 31, 1997 were $351.1 million for short-term borrowings and $163.2 million for notes payable.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position.

In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1997. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

During 1997, the Company entered into a court approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The Company has established a litigation reserve in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement. The reserve has been charged, net of the related tax effect, directly to policyholders' contingency reserves of the Company. Given the uncertainties associated with estimating the reserve, it is possible that the final cost of the settlement could be different from the amounts presently provided for by the Company. However, the Company does not believe that the ultimate resolution of the settlement will have a material adverse effect on the Company's financial position.

NOTE 15--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                         Year ended December 31
                                                                  1997                            1996
                                                      ------------------------------ -------------------------------
                                                         Carrying         Fair          Carrying          Fair
                                                          Amount          Value          Amount          Value
                                                      --------------- -------------- --------------- ---------------
                                                                              (In millions)
Assets
   Bonds--Note 6                                          $22,986.0      $24,524.8       $22,467.0      $23,539.0
   Preferred stocks--Note 6                                   640.6          695.8           416.2          451.0
   Common stocks--Note 6                                      256.9          256.9           249.8          249.8
   Mortgage loans on real estate--Note 6                    7,851.2        8,215.9         7,964.0        8,400.2
   Policy loans--Note 1                                     1,577.3        1,577.3         1,589.3        1,589.3
   Cash and cash equivalents--Note 1                          724.8          724.8         1,416.7        1,416.7

Liabilities
   Guaranteed investment contracts--Note 1                 11,499.4       11,516.8        11,921.6       11,943.2
   Fixed rate deferred and immediate
     annuities--Note 1                                      4,289.1        4,290.4         3,909.3        3,886.1
   Supplementary contracts without
     life contingencies--Note 1                                40.9           42.1            45.6           46.0

Derivatives liabilities relating to:--Note 11
Interest rate swaps                                             -             58.3             -             16.4
Currency rate swaps                                             -              9.7             -             41.1
Interest rate caps                                              -             (0.6)            -             (0.6)
Interest rate floors                                            -             (0.4)            -             (0.1)
                                                                                               -
Commitments--Note 14                                            -          1,332.3             -          1,095.7


The carrying amounts in the table are included in the statutory-basis statements of financial position. The methods and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.


NOTE 16--IMPACT OF YEAR 2000 (UNAUDITED)

The Company has developed a plan to modify or replace significant portions of its computer information and automated technologies so that its systems will function properly with respect to the dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing systems and conversions to new technologies, the year 2000 will not pose significant operational problems for its computer systems. However, if certain modifications and conversions are not made, or are not completed timely, the year 2000 issue could have an adverse impact on the operations of the Company.

The Company as early as 1994 had begun assessing, modifying and converting the software related to its significant systems and has initiated formal communications with its significant business partners and customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. While the Company is developing alternative third party processing arrangements as it deems appropriate, there is no guarantee that the systems of other companies on which the Company's systems rely will be converted timely or will not have an adverse effect on the Company's systems.

The Company expects the project to be substantially complete by early 1999 and expects the incremental cost to be between $35 million and $45 million. The cost of the project and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results may differ materially from those anticipated.

                Report of Ernst & Young LLP, Independent Auditors



Contractowners
John Hancock Variable Annuity Account H
   of John Hancock Variable Life Insurance Company

We have audited the accompanying statement of assets and liabilities of John Hancock Variable Annuity Account H (the Account) (comprising, respectively, the V.A. Independence Equity, V.A. Sovereign Bond, V.A. Discovery, V.A. Financial Industries, V.A. World Bond, V.A. International, V.A. Emerging Growth, V.A. Money Market, V.A. Strategic Income, V.A. Sovereign Investors and V.A. 500 Index Subaccounts) as of December 31, 1997, and the related statement of operations and statement of changes in net assets for the period from April 14, 1997 (commencement of investment operations) to December 31, 1997. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Annuity Account H at December 31, 1997, the results of their operations and the changes in their net assets for the period from April 14, 1997 (commencement of investment operations) to December 31, 1997, in conformity with generally accepted accounting principles.


                                                  ERNST & YOUNG LLP

Boston, Massachusetts
February 6, 1998


                                                  John Hancock Variable Annuity Account H

                                                     Statement of Assets and Liabilities

                                                                December 31, 1997



                                    V.A.           V.A.                        V.A.                                      V.A.
                                Independence    Sovereign        V.A.       Financial        V.A.          V.A.        Emerging
                                   Equity          Bond       Discovery     Industries    World Bond  International     Growth
                                 Subaccount     Subaccount    Subaccount    Subaccount    Subaccount    Subaccount    Subaccount
                               ---------------------------------------------------------------------------------------------------
Assets
Investment in shares of
   portfolios                     $3,070,472   $1,423,049     $858,318      $8,968,447    $156,881      $555,778    $1,004,706
   of Declaration Trust, at
   value
Receivable from Declaration            7,815           44           29          54,383           5        30,232            33
   Trust
                               ----------------------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------------------
Total assets                       3,078,287    1,423,093      858,347       9,022,830     156,886       586,010     1,004,739

Liabilities
Payable to John Hancock
   Variable Life Insurance             7,714            -            1          54,090           -        30,212             -
   Company
Asset charges payable                    101           44           28             293           5            20            33
                               ----------------------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------------------
Total liabilities                      7,815           44           29          54,383           5        30,232            33
                               ----------------------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------------------

Net assets                        $3,070,472   $1,423,049     $858,318      $8,968,447    $156,881      $555,778    $1,004,706
                               ====================================================================================================

See accompanying notes.



                                   V.A.          V.A.          V.A.
                                  Money       Strategic     Sovereign        V.A.
                                  Market        Income      Investors     500 Index
                                Subaccount    Subaccount    Subaccount    Subaccount
                               ---------------------------------------------------------
Assets
Investment in shares of
   portfolios                     $2,641,375   $1,287,125   $3,491,692      $3,539,996
   of Declaration Trust, at
   value
Receivable from Declaration               86       35,623       40,546             114
   Trust
                               ---------------------------------------------------------
                               ---------------------------------------------------------
Total assets                       2,641,461    1,322,748    3,532,238       3,540,110

Liabilities
Payable to John Hancock
   Variable Life Insurance             -           35,581       40,429             -
   Company
Asset charges payable                     86           42          117             114
                               ---------------------------------------------------------
                               ---------------------------------------------------------
Total liabilities                         86       35,623       40,546             114
                               ---------------------------------------------------------
                               ---------------------------------------------------------

Net assets                        $2,641,375   $1,287,125   $3,491,692      $3,539,996
                               =========================================================


See accompanying notes.

                                                  John Hancock Variable Annuity Account H

                                                            Statement of Operations

                                                        Period ended December 31, 1997



                                         V.A.         V.A.                        V.A.                                     V.A.
                                     Independence   Sovereign       V.A.       Financial       V.A.          V.A.        Emerging
                                        Equity        Bond       Discovery     Industries   World Bond  International     Growth
                                     Subaccount*   Subaccount*  Subaccount*   Subaccount*   Subaccount*  Subaccount*   Subaccount*
                                    ------------------------------------------------------------------------------------------------
Investment income:
   Distributions received from
     portfolios of Declaration Trust $ 52,721       $25,437    $        -    $ 37,833     $ 3,897       $ 31,630    $       35

Expenses:
   Mortality and expense risks          9,956         2,960         3,928      25,325         745          2,847         4,202
                                    ------------------------------------------------------------------------------------------------
Net investment income (loss)           42,765        22,477        (3,928)     12,508       3,152         28,783        (4,167)

Net realized and unrealized gain
(loss) on investments:
     Net realized gain (loss)          30,355         1,664        12,965      52,481          27            (80)       10,298
     Net unrealized appreciation
       (depreciation) during the       68,631         3,735        32,217     550,449      (2,037)       (75,770)      (21,053)
       period
                                    ------------------------------------------------------------------------------------------------
Net realized and unrealized gain
   (loss) on investments               98,986         5,399        45,182     602,930      (2,010)       (75,850)      (10,755)
                                    ------------------------------------------------------------------------------------------------

Net increase (decrease) in net
   assets resulting from operations  $141,751       $27,876       $41,254    $615,438     $ 1,142       $(47,067)     $(14,922)
                                    ================================================================================================

*      From April 14, 1997 (commencement of investment operations).

See accompanying notes.



                                        V.A.          V.A.         V.A.
                                       Money       Strategic     Sovereign       V.A.
                                       Market        Income      Investors    500 Index
                                     Subaccount*   Subaccount*   Subaccount*  Subaccount*
                                    --------------------------------------------------------
Investment income:
   Distributions received from
     portfolios of Declaration Trust  $31,696      $ 40,142      $ 20,306    $163,836

Expenses:
   Mortality and expense risks          7,823         3,853        11,823      12,168
                                    --------------------------------------------------------
Net investment income (loss)           23,873        36,289         8,483     151,668

Net realized and unrealized gain
(loss) on investments:
     Net realized gain (loss)           -             1,779        28,518      12,229
     Net unrealized appreciation
       (depreciation) during the        -           (13,385)      184,787     (41,691)
       period
                                    --------------------------------------------------------
Net realized and unrealized gain
   (loss) on investments                -           (11,606)      213,305     (29,462)
                                    ------------------------------------------------------

Net increase (decrease) in net
   assets resulting from operations   $23,873      $ 24,683      $221,788     $122,206
                                    ========================================================


*      From April 14, 1997 (commencement of investment operations).

See accompanying notes.

                                                John Hancock Variable Annuity Account H

                                                    Statement of Changes in Net Assets

                                                     Period ended December 31, 1997


                                      V.A.          V.A.                       V.A.                                      V.A.
                                  Independence    Sovereign      V.A.       Financial        V.A.          V.A.        Emerging
                                     Equity         Bond       Discovery    Industries    World Bond  International     Growth
                                   Subaccount*   Subaccount*  Subaccount*  Subaccount*   Subaccount*   Subaccount*    Subaccount*
                                 ---------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
from operations:
     Net investment income (loss) $     42,765  $     22,477 $     (3,928) $     12,508   $   3,152     $  28,783    $     (4,167)
     Net realized gain (loss)           30,355         1,664       12,965        52,481          27           (80)         10,298
     Net unrealized appreciation
       (depreciation) during the        68,631         3,735       32,217       550,449      (2,037)      (75,770)        (21,053)
       period
                                 ---------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from               141,751        27,876       41,254       615,438       1,142       (47,067)        (14,922)
   operations

From contractowner transactions:
   Net premiums from                 2,988,907     1,395,748      822,891     8,451,337     155,911       641,822       1,027,764
     contractowners
   Net benefits to contractowners       60,186           575        5,827        98,328         172        38,977           8,136
                                 ---------------------------------------------------------------------------------------------------
Net increase in net assets
   resulting  from contractowner     2,928,721     1,395,173      817,064     8,353,009     155,739       602,845       1,019,628
   transactions
                                 ---------------------------------------------------------------------------------------------------

Net increase in net assets           3,070,472     1,423,049      858,318     8,968,447     156,881       555,778       1,004,706
Net assets at beginning of period        -            -           -               -           -             -               -
                                 ---------------------------------------------------------------------------------------------------

Net assets at end of period         $3,070,472    $1,423,049     $858,318    $8,968,447    $156,881      $555,778      $1,004,706
                                 ===================================================================================================

*      From April 14, 1997 (commencement of investment operations).

See accompanying notes.

                                      V.A.           V.A.          V.A.
                                       Money       Strategic      Sovereign       V.A.
                                      Market         Income       Investors    500 Index
                                    Subaccount*   Subaccount*    Subaccount*  Subaccount*
                                    --------------------------------------------------------
Increase (decrease) in net assets
from operations:
     Net investment income (loss)    $  23,873  $     36,289   $    8,483 $     151,668
     Net realized gain (loss)              -           1,779       28,518        12,229
     Net unrealized appreciation
       (depreciation) during the           -         (13,385)     184,787       (41,691)
       period
                                    --------------------------------------------------------
Net increase (decrease) in net
   assets resulting from                23,873        24,683      221,788       122,206
   operations

From contractowner transactions:
   Net premiums from                 3,182,410     1,266,875    3,349,658     3,463,534
     contractowners
   Net benefits to contractowners      564,908         4,433       79,754        45,744
                                    --------------------------------------------------------
Net increase in net assets
   resulting  from contractowner     2,617,502     1,262,442    3,269,904     3,417,790
   transactions
                                    --------------------------------------------------------

Net increase in net assets           2,641,375     1,287,125    3,491,692     3,539,996
Net assets at beginning of period        -            -             -            -
                                    --------------------------------------------------------

Net assets at end of period         $2,641,375   $ 1,287,125   $3,491,692    $3,539,996
                                    ========================================================
*      From April 14, 1997 (commencement of investment operations).

See accompanying notes.

                     John Hancock Variable Annuity Account H

                          Notes to Financial Statements



1.  Organization

John Hancock Variable Annuity Account H (the Account) is a separate investment account of John Hancock Variable Life Insurance Company (JHVLICO), a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Account commenced investment operations on April 14, 1997. The Account was formed to fund variable annuity contracts (Contracts) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of eleven subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Funds' Declaration Trust (the Fund). New subaccounts may be added as new Portfolios are added to the Fund, or as other investment options are developed, and made available to contractowners. The eleven Portfolios of the Fund which are currently available are V.A. Independence Equity, V.A. Sovereign Bond, V.A. Discovery, V.A. Financial Industries, V.A. World Bond, V.A. International, V.A. Emerging Growth, V.A. Money Market, V.A. Strategic Income, V.A. Sovereign Investors and V.A. 500 Index. Each Portfolio has a different investment objective.

The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other contracts benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the contracts may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.  Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investment in shares of the Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of fund shares are determined on the basis of identified cost. Significant Accounting Policies (continued)

Federal Income Taxes

The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the contracts funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

Expenses

JHVLICO assumes mortality and expense risks of the contracts for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of contract, of net assets of the Account. In addition, a monthly charge at varying levels for the cost of insurance is deducted from the net assets of the Account.

JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

3.  Transaction with Affiliates

John Hancock Advisers, Inc. acts as the distributor, principal underwriter and investment advisor for the Fund.

Certain officers of the Account are officers and directors of JHVLICO, the Fund, John Hancock Advisers, Inc. or John Hancock.

4.  Details of Investments

The details of the shares owned and cost and value of investments in the Portfolios of the Fund at December 31, 1997 were as follows:


                                                Shares Owned
Subaccount                                                              Cost                Value
----------------------------------------------------------------------------------------------------------
V.A. Independence Equity                           217,610            $3,001,841           $3,070,472
V.A. Sovereign Bond                                137,360             1,419,314            1,423,049
V.A. Discovery                                      79,992               826,102              858,318
V.A. Financial Industries                          667,295             8,417,998            8,968,447
V.A. World Bond                                     16,107               158,917              156,881
V.A. International                                  52,931               631,549              555,778
V.A. Emerging Growth                                97,073             1,025,759            1,004,706
V.A. Money Market                                2,641,375             2,641,375            2,641,375
V.A. Strategic Income                              122,935             1,300,510            1,287,125
V.A. Sovereign Investors                           256,931             3,306,905            3,491,692
V.A. 500 Index                                     280,507             3,581,686            3,539,996

Purchases, including reinvestment of dividend distributions and proceeds from sales of shares in the Portfolios of the Fund during 1997, were as follows:


Subaccount                                                           Purchases              Sales
----------------------------------------------------------------------------------------------------------
V.A. Independence Equity                                              $3,208,746             $237,259
V.A. Sovereign Bond                                                    1,472,444               54,794
V.A. Discovery                                                           902,627               89,491
V.A. Financial Industries                                              8,692,404              326,888
V.A. World Bond                                                          185,024               26,133
V.A. International                                                       735,982              104,352
V.A. Emerging Growth                                                   1,072,415               56,954
V.A. Money Market                                                      3,169,913              528,539
V.A. Strategic Income                                                  1,365,411               66,680
V.A. Sovereign Investors                                               3,582,125              303,739
V.A. 500 Index                                                         3,740,979              171,521

5.  New Assets

Accumulation shares attributable to net assets of contractowners and accumulation share values for each subaccount at December 31, 1997 were as follows:


                                       Class 1                          Class 2
                               (greater than 250,000)             (Less than 250,000)
                            Accumulation    Accumulation     Accumulation    Accumulation
     Subaccount                Shares       Share Values        Shares       Share Values
-----------------------------------------------------------------------------------------
V.A. Independence Equity      178,470.46       $14.36          35,170.78        $14.41
V.A. Sovereign Bond            73,099.69        11.31          52,286.26         11.35
V.A. Discovery                 64,523.58        10.55          16,760.71         10.59
V.A. Financial Industries     554,940.05        13.39         114,561.61         13.41
V.A. World Bond                14,948.67        10.47                  -         10.50
V.A. International             50,395.35        11.03                  -         11.07
V.A. Emerging Growth           84,279.23        10.20          14,188.65         10.23
V.A. Money Market           1,931,652.09         1.05         580,715.60          1.05
V.A. Strategic Income         100,609.26        11.78           8,206.74         11.82
V.A. Sovereign Investors      246,897.95        13.68           8,359.80         13.72
V.A. 500 Index                179,896.96        14.20          69,164.82         14.25


6. Impact of Year 2000 (Unaudited)

The John Hancock Variable Annuity Account H, along with John Hancock Mutual Life Insurance Company, its ultimate parent (together, John Hancock), have developed a plan to modify or replace significant portions of the Account's computer information and automated technologies so that its systems will function properly with respect to the dates in the year 2000 thereafter. The Account presently believes that with modifications to existing systems and conversions to new technologies, the year 2000 will not pose significant operational problems for its computer systems. However, if certain modifications are not made, or are not completed timely, the year 2000 issue could have an adverse impact on the operations of the Account.

John Hancock as early as 1994 had begun assessing, modifying and converting the software related to its significant systems and has initiated formal communications with its significant business partners and customers to determine the extent to which John Hancock's interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. While John Hancock is developing alternative third party processing arrangements as it deems appropriate, there is no guarantee that the systems of other companies on which the Account's systems rely will be converted timely or will not have an adverse effect on the Account's systems.

The Account expects the project to be substantially complete by early 1999. This completion target was derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee that this completion target will be achieved.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Contractowners
John Hancock Variable Annuity Account V of
John Hancock Mutual Life Insurance Company

  We have audited the accompanying statement of assets and liabilities of John Hancock Variable Annuity Account V (the Account) (comprising, respectively, the Large Cap Growth, Sovereign Bond, International Equities, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Special Opportunities, Real Estate Equity, Growth & Income, Managed, Short-Term U.S. Government, Small Cap Value, International Opportunities, Equity Index and Strategic Bond Subaccounts) as of December 31, 1997, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Annuity Account V at December 31, 1997, the results of their operations for the year then ended and the changes in their net assets for each of the periods indicated, in conformity with generally accepted accounting principles.


                                            ERNST & YOUNG LLP





Boston, Massachusetts
February 6, 1998

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1997

                  LARGE CAP   SOVEREIGN  INTERNATIONAL SMALL CAP  INTERNATIONAL  MID CAP    LARGE CAP     MONEY     MID CAP
                   GROWTH       BOND       EQUITIES      GROWTH     BALANCED      GROWTH      VALUE      MARKET      VALUE
                 SUBACCOUNT  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT   SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                 ----------- ----------- ------------- ---------- ------------- ---------- ----------- ----------- ----------
ASSETS
Investment in
 shares of
 portfolios of
 John Hancock
 Variable Series
 Trust I, at
 value.......... $65,788,738 $66,024,173  $11,085,621  $6,206,065  $1,155,758   $6,433,256 $10,257,343 $23,746,136 $8,606,864
Receivable from
 John Hancock
 Variable Series
 Trust I........      31,923     308,331        8,934       5,561       1,053        7,302      10,094      20,571    116,868
                 ----------- -----------  -----------  ----------  ----------   ---------- ----------- ----------- ----------
Total assets....  65,820,661  66,332,504   11,094,555   6,211,626   1,156,811    6,440,558  10,267,437  23,766,707  8,723,732
LIABILITIES
Payable to John
 Hancock Mutual
 Life Insurance
 Company........      29,412     305,918        8,510       5,321       1,006        7,043       9,679      19,663    116,532
Assets charges
 payable........       2,511       2,413          424         240          47          259         415         908        336
                 ----------- -----------  -----------  ----------  ----------   ---------- ----------- ----------- ----------
Total
 liabilities....      31,923     308,331        8,934       5,561       1,053        7,302      10,094      20,571    116,868
                 ----------- -----------  -----------  ----------  ----------   ---------- ----------- ----------- ----------
Net assets...... $65,788,738 $66,024,173  $11,085,621  $6,206,065  $1,155,758   $6,433,256 $10,257,343 $23,746,136 $8,606,864
                 =========== ===========  ===========  ==========  ==========   ========== =========== =========== ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                               DECEMBER 31, 1997

                                                                     SHORT-TERM
                    SPECIAL    REAL ESTATE   GROWTH &                   U.S.    SMALL CAP  INTERNATIONAL   EQUITY    STRATEGIC
                 OPPORTUNITIES   EQUITY       INCOME      MANAGED    GOVERNMENT   VALUE    OPPORTUNITIES    INDEX       BOND
                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT SUBACCOUNT  SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
                 ------------- ----------- ------------ ------------ ---------- ---------- ------------- ----------- ----------
ASSETS
Investment in
shares of
portfolios of
John Hancock
Variable Series
Trust I, at
value...........  $34,602,378  $16,189,095 $223,347,854 $402,307,547 $8,550,693 $5,117,560  $3,011,974   $11,497,159 $3,216,511
Receivable from
John Hancock
Variable Series
Trust I.........        5,911       22,604      467,110      659,530      3,454      3,177       2,748       226,476      3,216
                  -----------  ----------- ------------ ------------ ---------- ----------  ----------   ----------- ----------
Total assets....   34,608,289   16,211,699  223,814,964  402,967,077  8,554,147  5,120,737   3,014,722    11,723,635  3,219,727
LIABILITIES
Payable to John
Hancock Mutual
Life Insurance
Company.........        4,529       21,994      458,773      644,919      3,107      2,975       2,627       226,022      3,086
Assets charges
payable.........        1,392          610        8,337       14,611        347        202         121           454        130
                  -----------  ----------- ------------ ------------ ---------- ----------  ----------   ----------- ----------
Total
liabilities.....        5,911       22,604      467,110      659,530      3,454      3,177       2,748       226,476      3,216
                  -----------  ----------- ------------ ------------ ---------- ----------  ----------   ----------- ----------
Net assets......  $34,602,378  $16,189,095 $223,347,854 $402,307,547 $8,550,693 $5,117,560  $3,011,974   $11,497,159 $3,216,511
                  ===========  =========== ============ ============ ========== ==========  ==========   =========== ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                            STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1997

                    LARGE CAP  SOVEREIGN  INTERNATIONAL SMALL CAP  INTERNATIONAL  MID CAP   LARGE CAP    MONEY     MID CAP
                     GROWTH       BOND      EQUITIES      GROWTH     BALANCED      GROWTH     VALUE      MARKET     VALUE
                   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT  SUBACCOUNT   SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT
                   ----------- ---------- ------------- ---------- ------------- ---------- ---------- ---------- ----------
Investment
income:
 Distributions
 received from
 the portfolios
 of John Hancock
 Variable Series
 Trust I.........  $ 5,927,247 $5,037,977  $   559,426   $  2,426     $58,774     $    --   $  421,570 $1,388,851  $619,647
Expenses:
 Mortality and
 expense risks...      780,298    853,543      170,997     63,733      15,049       67,090      98,166    365,555    59,393
                   ----------- ----------  -----------   --------     -------     --------  ---------- ----------  --------
Net investment
income (loss)....    5,146,949  4,184,434      388,429    (61,307)     43,725      (67,090)    323,404  1,023,296   560,254
Net realized and
unrealized gain
(loss) on
investments:
 Net realized
 gain............    1,291,499    514,719      158,616     43,117      14,962       32,384     154,133        --     90,441
 Net unrealized
 appreciation
 (depreciation)
 during the year.    7,278,480    679,637   (1,372,343)   503,431     (51,498)     818,415   1,088,057        --    187,079
                   ----------- ----------  -----------   --------     -------     --------  ---------- ----------  --------
Net realized and
unrealized gain
(loss) on
investments......    8,569,979  1,194,356   (1,213,727)   546,548     (36,536)     850,799   1,242,190        --    277,520
                   ----------- ----------  -----------   --------     -------     --------  ---------- ----------  --------
Net increase
(decrease) in net
assets resulting
from operations..  $13,716,928 $5,378,790  $  (825,298)  $485,241     $ 7,189     $783,709  $1,565,594 $1,023,296  $837,774
                   =========== ==========  ===========   ========     =======     ========  ========== ==========  ========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                         YEAR ENDED DECEMBER 31, 1997

                                                                     SHORT-TERM
                      SPECIAL    REAL ESTATE  GROWTH &                  U.S.    SMALL CAP  INTERNATIONAL   EQUITY   STRATEGIC
                   OPPORTUNITIES   EQUITY      INCOME      MANAGED   GOVERNMENT   VALUE    OPPORTUNITIES   INDEX       BOND
                    SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT SUBACCOUNT  SUBACCOUNT   SUBACCOUNT SUBACCOUNT
                   ------------- ----------- ----------- ----------- ---------- ---------- ------------- ---------- ----------
Investment
income:
 Distributions
 received from
 the portfolios
 of John Hancock
 Variable Series
 Trust I.........   $ 3,449,753  $1,113,560  $28,241,006 $38,599,474  $467,602   $393,924    $  44,913   $  310,970  $201,126
Expenses:
 Mortality and
 expense risks...       494,302     188,061    2,636,904   5,081,678   118,020     38,904       36,594       87,977    33,955
                    -----------  ----------  ----------- -----------  --------   --------    ---------   ----------  --------
Net investment
income...........     2,955,451     925,499   25,604,102  33,517,796   349,582    355,020        8,319      222,993   167,171
Net realized and
unrealized gain
(loss) on
investments:
 Net realized
 gain (loss).....     1,126,199     487,843    2,376,560   6,175,265   (23,864)    42,977       65,558      288,759     4,783
 Net unrealized
 appreciation
 (depreciation)
 during the year.    (3,364,862)    700,267   18,872,400  21,200,526    51,606    120,277     (112,748)     812,331    10,914
                    -----------  ----------  ----------- -----------  --------   --------    ---------   ----------  --------
Net realized and
unrealized gain
(loss) on
investments......    (2,238,663)  1,188,110   21,248,960  27,375,791    27,742    163,254      (47,190)   1,101,090    15,697
                    -----------  ----------  ----------- -----------  --------   --------    ---------   ----------  --------
Net increase
(decrease) in net
assets resulting
from operations..   $   716,788  $2,113,609  $46,853,062 $60,893,587  $377,324   $518,274    $ (38,871)  $1,324,083  $182,868
                    ===========  ==========  =========== ===========  ========   ========    =========   ==========  ========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                      STATEMENTS OF CHANGES IN NET ASSETS

                 FOR THE YEARS AND PERIODS ENDED DECEMBER 31,

                             LARGE CAP                 SOVEREIGN                INTERNATIONAL              SMALL CAP
                              GROWTH                      BOND                    EQUITIES                   GROWTH
                            SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                      ------------------------  -------------------------  ------------------------  -----------------------
                         1997         1996          1997         1996         1997         1996         1997        1996*
                      -----------  -----------  ------------  -----------  -----------  -----------  -----------  ----------
Increase (decrease)
in net assets:
 From operations:
 Net investment
 income (loss)......  $ 5,146,949  $ 5,868,430  $  4,184,434  $ 3,870,459  $   388,429  $    (6,828) $   (61,307) $  (11,170)
 Net realized gain
 (loss).............    1,291,499      478,115       514,719      234,092      158,616      147,281       43,117     (11,683)
 Net unrealized
 appreciation
 (depreciation)
 during the period..    7,278,480     (830,544)      679,637   (2,384,658)  (1,372,343)     647,349      503,431     (74,502)
                      -----------  -----------  ------------  -----------  -----------  -----------  -----------  ----------
Net increase
(decrease) in net
assets resulting
from operations.....   13,716,928    5,516,090     5,378,790    1,719,893     (825,298)     787,802      485,241     (97,355)
From contractowner
transactions:
 Net premiums from
 contractowners.....   16,139,943   14,966,199     9,129,234   11,650,762    2,857,788    4,741,455    4,274,222   3,174,587
 Net benefits to
 contractowners.....   (7,139,613)  (4,906,509)  (12,119,596)  (9,980,999)  (3,074,937)  (2,300,437)  (1,206,158)   (424,472)
                      -----------  -----------  ------------  -----------  -----------  -----------  -----------  ----------
Net increase
(decrease) in net
assets from
contractowner
transactions........    9,000,330   10,059,690    (2,990,362)   1,669,763     (217,149)   2,441,018    3,068,064   2,750,115
                      -----------  -----------  ------------  -----------  -----------  -----------  -----------  ----------
Net increase
(decrease) in net
assets..............   22,717,258   15,575,691     2,388,428    3,389,656   (1,042,447)   3,228,820    3,553,305   2,652,760
Net assets at
beginning of period.   43,071,480   27,495,789    63,635,745   60,246,089   12,128,068    8,899,248    2,652,760         --
                      -----------  -----------  ------------  -----------  -----------  -----------  -----------  ----------
Net assets at end of
period..............  $65,788,738  $43,071,480  $ 66,024,173  $63,635,745  $11,085,621  $12,128,068  $ 6,206,065  $2,652,760
                      ===========  ===========  ============  ===========  ===========  ===========  ===========  ==========

-----
* From May 1, 1996 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                 FOR THE YEARS AND PERIODS ENDED DECEMBER 31,

                      INTERNATIONAL
                        BALANCED             MID CAP GROWTH          LARGE CAP VALUE             MONEY MARKET
                       SUBACCOUNT              SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                   --------------------  -----------------------  -----------------------  --------------------------
                      1997      1996*       1997        1996*        1997        1996*         1997          1996
                   ----------  --------  -----------  ----------  -----------  ----------  ------------  ------------
Increase in net
assets:
 From operations:
 Net investment
 income..........  $   43,725  $  5,963  $   (67,090) $   (4,676) $   323,404  $   48,502  $  1,023,296  $    842,792
 Net realized
 gain............      14,962       195       32,384         (24)     154,133       4,527           --            --
 Net unrealized
 appreciation
 (depreciation)
 during the
 period..........     (51,498)   16,955      818,415      35,740    1,088,057     117,692           --            --
                   ----------  --------  -----------  ----------  -----------  ----------  ------------  ------------
Net increase in
net assets
resulting from
operations.......       7,189    23,113      783,709      31,040    1,565,594     170,721     1,023,296       842,792
From
contractowner
transactions:
 Net premiums
 from
 contractowners..     709,717   602,530    3,495,070   3,454,735    6,570,928   3,117,307    28,918,004    29,572,298
 Net benefits to
 contractowners..    (182,703)   (4,388)  (1,177,188)   (154,110)  (1,102,978)    (64,229)  (32,942,480)  (22,022,250)
                   ----------  --------  -----------  ----------  -----------  ----------  ------------  ------------
Net increase
(decrease) in net
assets from
contractowner
transactions.....     527,014   598,142    2,317,882   3,300,625    5,467,950   3,053,078    (4,024,476)    7,550,048
                   ----------  --------  -----------  ----------  -----------  ----------  ------------  ------------
Net increase
(decrease) in net
period...........     534,203   621,255    3,101,591   3,331,665    7,033,544   3,223,799    (3,001,180)    8,392,840
Net assets at
beginning of
period...........     621,255       --     3,331,665         --     3,223,799         --     26,747,316    18,354,476
                   ----------  --------  -----------  ----------  -----------  ----------  ------------  ------------
Net assets at end
of period........  $1,155,758  $621,255  $ 6,433,256  $3,331,665  $10,257,343  $3,223,799  $ 23,746,136  $ 26,747,316
                   ==========  ========  ===========  ==========  ===========  ==========  ============  ============
                       MID CAP VALUE
                        SUBACCOUNT
                   -----------------------
                      1997       1996*
                   ----------- -----------
Increase in net
assets:
 From operations:
 Net investment
 income..........  $  560,254  $   24,420
 Net realized
 gain............      90,441       1,638
 Net unrealized
 appreciation
 (depreciation)
 during the
 period..........     187,079      93,767
                   ----------- -----------
Net increase in
net assets
resulting from
operations.......     837,774     119,825
From
contractowner
transactions:
 Net premiums
 from
 contractowners..   6,966,453   1,364,695
 Net benefits to
 contractowners..    (619,978)    (61,905)
                   ----------- -----------
Net increase
(decrease) in net
assets from
contractowner
transactions.....   6,346,475   1,302,790
                   ----------- -----------
Net increase
(decrease) in net
period...........   7,184,249   1,422,615
Net assets at
beginning of
period...........   1,422,615         --
                   ----------- -----------
Net assets at end
of period........  $8,606,864  $1,422,615
                   =========== ===========

-----
* From May 1, 1996 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                 FOR THE YEARS AND PERIODS ENDED DECEMBER 31,

                                                      REAL ESTATE
                       SPECIAL OPPORTUNITIES            EQUITY                 GROWTH & INCOME                 MANAGED
                            SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                      ------------------------  ------------------------  --------------------------  --------------------------
                         1997         1996         1997         1996          1997          1996          1997          1996
                      -----------  -----------  -----------  -----------  ------------  ------------  ------------  ------------
Increase in net
assets:
 From operations:
 Net investment
 income.............  $ 2,955,451  $   948,617  $   925,499  $   405,154  $ 25,604,102  $ 17,816,863  $ 33,517,796  $ 40,660,526
 Net realized gain..    1,126,199      479,654      487,843       95,726     2,376,560       552,624     6,175,265     2,338,033
 Net unrealized
 appreciation
 (depreciation)
 during the period..   (3,364,862)   3,216,931      700,267    1,901,728    18,872,400     4,394,652    21,200,526   (11,935,373)
                      -----------  -----------  -----------  -----------  ------------  ------------  ------------  ------------
Net increase in net
assets resulting
from operations.....      716,788    4,645,202    2,113,609    2,402,608    46,853,062    22,764,139    60,893,587    31,063,186
From contractowner
transactions:
 Net premiums from
 contractowners.....   10,052,617   24,012,130    6,692,536    3,401,275    41,759,743    42,535,469    35,209,787    62,824,890
 Net benefits to
 contractowners.....   (8,369,858)  (4,389,166)  (3,491,935)  (1,998,364)  (23,467,946)  (14,497,027)  (60,922,245)  (41,931,579)
                      -----------  -----------  -----------  -----------  ------------  ------------  ------------  ------------
Net increase
(decrease) in net
assets from
contractowner
transactions........    1,682,759   19,622,964    3,200,601    1,402,911    18,291,797    28,038,442   (25,712,458)   20,893,311
Net increase
(decrease) in net
period..............    2,399,547   24,268,166    5,314,210    3,805,519    65,144,859    50,802,581    35,181,129    51,956,497
Net assets at
beginning of period.   32,202,831    7,934,665   10,874,885    7,069,366   158,202,995   107,400,414   367,126,418   315,169,921
                      -----------  -----------  -----------  -----------  ------------  ------------  ------------  ------------
Net assets at end of
period..............  $34,602,378  $32,202,831  $16,189,095  $10,874,885  $223,347,854  $158,202,995  $402,307,547  $367,126,418
                      ===========  ===========  ===========  ===========  ============  ============  ============  ============

-----
* From May 1, 1996 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                 FOR THE YEARS AND PERIODS ENDED DECEMBER 31,

                         SHORT-TERM                SMALL CAP             INTERNATIONAL
                       U.S. GOVERNMENT               VALUE               OPPORTUNITIES            EQUITY INDEX
                         SUBACCOUNT               SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                   ------------------------  ----------------------  ----------------------  -----------------------
                      1997         1996         1997       1996*        1997       1996*        1997        1996*
                   -----------  -----------  ----------  ----------  ----------  ----------  -----------  ----------
Increase
(decrease) in net
assets:
 From operations:
 Net investment
 income (loss)...  $   349,582  $   246,011  $  355,020  $   21,391  $    8,319  $   (2,156) $   222,993  $   31,170
 Net realized
 gain (loss).....      (23,864)      (7,429)     42,977       1,223      65,558       2,121      288,759       7,516
 Net unrealized
 appreciation
 (depreciation)
 during the
 period..........       51,606      (66,125)    120,277      46,285    (112,748)     72,186      812,331      90,134
                   -----------  -----------  ----------  ----------  ----------  ----------  -----------  ----------
Net increase
(decrease) in net
assets resulting
from operations..      377,324      172,457     518,274      68,899     (38,871)     72,151    1,324,083     128,820
From
contractowner
transactions:
 Net premiums
 from
 contractowners..    2,277,100    6,095,377   3,931,113   1,026,699   1,958,041   1,716,141   10,201,049   1,730,492
 Net benefits to
 contractowners..   (1,911,203)  (1,653,919)   (369,139)    (58,286)   (585,790)   (109,698)  (1,684,296)   (202,989)
                   -----------  -----------  ----------  ----------  ----------  ----------  -----------  ----------
Net increase
(decrease) in net
assets from
contractowner
transactions.....      365,897    4,441,458   3,561,974     968,413   1,372,251   1,606,443    8,516,753   1,527,503
                   -----------  -----------  ----------  ----------  ----------  ----------  -----------  ----------
Net increase in
net assets.......      743,221    4,613,915   4,080,248   1,037,312   1,333,380   1,678,594    9,840,836   1,656,323
Net assets at
beginning of
period...........    7,807,472    3,193,557   1,037,312         --    1,678,594         --     1,656,323         --
                   -----------  -----------  ----------  ----------  ----------  ----------  -----------  ----------
Net assets at end
of period........  $ 8,550,693  $ 7,807,472  $5,117,560  $1,037,312  $3,011,974  $1,678,594  $11,497,159  $1,656,323
                   ===========  ===========  ==========  ==========  ==========  ==========  ===========  ==========
                      STRATEGIC BOND
                        SUBACCOUNT
                   -----------------------
                      1997       1996*
                   ----------- -----------
Increase
(decrease) in net
assets:
 From operations:
 Net investment
 income (loss)...  $  167,171  $   32,257
 Net realized
 gain (loss).....       4,783       1,486
 Net unrealized
 appreciation
 (depreciation)
 during the
 period..........      10,914      (4,798)
                   ----------- -----------
Net increase
(decrease) in net
assets resulting
from operations..     182,868      28,945
From
contractowner
transactions:
 Net premiums
 from
 contractowners..   2,115,324   1,371,974
 Net benefits to
 contractowners..    (310,465)   (172,135)
                   ----------- -----------
Net increase
(decrease) in net
assets from
contractowner
transactions.....   1,804,859   1,199,839
                   ----------- -----------
Net increase in
net assets.......   1,987,727   1,228,784
Net assets at
beginning of
period...........   1,228,784         --
                   ----------- -----------
Net assets at end
of period........  $3,216,511  $1,228,784
                   =========== ===========

-----
* From May 1, 1996 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1. ORGANIZATION

  John Hancock Variable Annuity Account V (the Account) is a separate investment account of John Hancock Mutual Life Insurance Company (JHMLICO or John Hancock). The Account was formed to fund variable annuity contracts (Contracts) issued by JHMLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of eighteen subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the Fund). New subaccounts may be added as new Portfolios are added to the Fund or as other investment options are developed and made available to contractowners. The eighteen Portfolios of the Fund which are currently available are the Large Cap Growth, Sovereign Bond, International Equities, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Special Opportunities, Real Estate Equity, Growth & Income, Managed, Short-Term U.S. Government, Small Cap Value, International Opportunities, Equity Index and Strategic Bond Portfolios. Each Portfolio has a different investment objective.

  The assets of the Account are the property of JHMLICO. The portion of the Account's assets applicable to the Contracts may not be charged with liabilities arising out of any other business JHMLICO may conduct.

2. SIGNIFICANT ACCOUNTING POLICIES

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Valuation of Investments

  Investment in shares of the Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of Fund shares are determined on the basis of identified cost.

 Federal Income Taxes

  The operations of the Account are included in the federal income tax return of JHMLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHMLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Contracts funded in the Account. Currently, John Hancock does not make a charge for income or other taxes. JHMLICO retains the right to charge the Account for any federal income taxes arising from changes in the tax law. Charges for state and local taxes, if any, attributable to the Account may also be made.

 Expenses

  JHMLICO assumes mortality and expense risks of the Contracts and provides administrative services to the Account for which asset charges are deducted at an annual rate of 1.25% of net assets of the Account.

  JHMLICO makes certain other deductions from contractowner payments for premium taxes and sales and withdrawal charges, which are accounted for as a reduction of net assets resulting from contractowner transactions.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

3. DETAILS OF INVESTMENTS

  The details of the shares owned and cost and value of investments in the Portfolios of the Fund at December 31, 1997 were as follows:

                                             SHARES
          SUBACCOUNT                         OWNED        COST        VALUE
          ----------                       ---------- ------------ ------------
     Large Cap Growth.....................  3,160,049 $ 55,956,292 $ 65,788,738
     Sovereign Bond.......................  6,636,276   64,259,276   66,024,173
     International Equities...............    729,325   11,631,291   11,085,621
     Small Cap Growth.....................    547,083    5,777,136    6,206,065
     International Balanced...............    114,316    1,190,300    1,155,758
     Mid Cap Growth.......................    539,452    5,579,111    6,433,256
     Large Cap Value......................    755,904    9,051,594   10,257,343
     Money Market.........................  2,374,614   23,746,136   23,746,136
     Mid Cap Value........................    620,713    8,326,018    8,606,864
     Special Opportunities................  2,249,081   34,241,407   34,602,378
     Real Estate Equity...................  1,017,511   13,523,769   16,189,095
     Growth & Income...................... 13,450,228  186,278,473  223,347,854
     Managed.............................. 28,036,563  353,315,585  402,307,547
     Short-Term U.S. Government...........    848,000    8,546,762    8,550,693
     Small Cap Value......................    412,663    4,950,998    5,117,560
     International Opportunities..........    283,422    3,052,536    3,011,974
     Equity Index.........................    808,908   10,594,694   11,497,159
     Strategic Bond.......................    314,030    3,210,395    3,216,511

  Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Fund during 1997, were as follows:

          SUBACCOUNT                                     PURCHASES     SALES
          ----------                                    ----------- -----------
     Large Cap Growth.................................. $17,283,294 $ 1,844,517
     Sovereign Bond....................................   8,272,605   6,518,779
     International Equities............................   2,676,172   2,338,952
     Small Cap Growth..................................   4,289,901   1,240,027
     International Balanced............................     788,559     202,559
     Mid Cap Growth....................................   3,583,911   1,300,724
     Large Cap Value...................................   6,610,747     665,260
     Money Market......................................  17,847,906  22,098,987
     Mid Cap Value.....................................   7,286,377     289,207
     Special Opportunities.............................   9,805,940   4,038,536
     Real Estate Equity................................   6,626,841   2,012,899
     Growth & Income...................................  50,901,126   4,628,668
     Managed...........................................  45,180,734  31,200,131
     Short-Term U.S. Government........................   2,389,973   1,698,357
     Small Cap Value...................................   4,134,293     174,321
     International Opportunities.......................   2,193,608     747,254
     Equity Index......................................   9,949,784     921,279
     Strategic Bond....................................   2,251,348     274,535

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V

4. NET ASSETS

  Accumulation shares attributable to net assets of contractowners and accumulation share values for each subaccount at December 31, 1997 were as follows:

                                   ACCOMMODATOR              INDEPENDENCE
                             ------------------------- -------------------------
                             ACCUMULATION ACCUMULATION ACCUMULATION ACCUMULATION
     SUBACCOUNT                 SHARES    SHARE VALUES    SHARES    SHARE VALUES
     ----------              ------------ ------------ ------------ ------------
Large Cap Growth...........     568,010     $45.711     2,074,430     $19.198
Sovereign Bond.............   1,987,067      21.707     1,765,587      12.969
International Equities.....     295,725      15.572       580,528      11.168
Small Cap Growth...........     116,968      11.135       442,227      11.089
International Balanced.....      14,927      10.728        93,191      10.684
Mid Cap Growth.............      39,707      11.734       510,743      11.687
Large Cap Value............      49,212      14.341       668,796      14.282
Money Market...............     628,977      15.661     1,238,762      11.217
Mid Cap Value..............      87,481      15.049       486,455      14.987
Special Opportunities......     239,625      17.521     1,747,007      17.403
Real Estate Equity.........     338,164      24.175       466,871      17.165
Growth & Income............   2,585,296      45.699     5,327,037      19.746
Managed....................   9,068,834      30.058     8,216,039      15.788
Short-Term U.S. Government.      52,176      11.742       685,486      11.665
Small Cap Value............      69,972      13.577       308,239      13.521
International Opportuni-
 ties......................      50,931      10.655       232,719      10.611
Equity Index...............      91,506      14.856       685,246      14.794
Strategic Bond.............      25,885      11.397       257,401      11.350

5. TRANSACTIONS WITH AFFILIATES

  John Hancock acts as the distributor, principal underwriter and investment advisor for the Fund. Certain officers of the Account are officers and directors of JHMLICO or the Fund.

6. IMPACT OF YEAR 2000 (UNAUDITED)

  The John Hancock Variable Annuity Account V, along with John Hancock Mutual Life Insurance Company, its ultimate parent (together, John Hancock), have developed a plan to modify or replace significant portions of the Account's computer information and automated technologies so that its systems will function property with respect to the dates in the year 2000 and thereafter. The Account presently believes that with modifications to existing systems and conversions to new technologies, the year 2000 will not pose significant operational problems for its computer systems. However, if certain modifications and conversions are not made, or not completed timely, the year 2000 issue could have an adverse impact on the operations of the Account.

  John Hancock, as early as 1994, had begun assessing, modifying and converting the software related to its significant systems and has initiated formal communications with its significant business partners and customers to determine the extent to which John Hancock's interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. While John Hancock is developing alternative third-party processing arrangements as it deems appropriate, there is no guarantee that the systems of other companies on which the Account's systems rely will be converted timely or will not have an adverse effect on the Account's systems.

  The Account expects the project to be substantially complete by early 1999. This completion target was derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee that this completion target will be achieved.

                            PART C. OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

1.   Condensed Financial Information. (Part A)

2. Statement of Assets and Liabilities, John Hancock Variable Annuity Account V, at December 31, 1997. (Part B)

3. Statement of Operations, John Hancock Variable Annuity Account V, year ended December 31, 1997. (Part B)

4. Statement of Changes in Net Assets, John Hancock Variable Annuity Account V, for each of the two years in the period ended December 31, 1997.
     (Part B)

5. Notes to Financial Statements, John Hancock Variable Annuity Account V. (Part B)

6. Statement of Financial Position, John Hancock Mutual Life Insurance Company, at December 31, 1997, and December 31, 1996. (Part B)

7. Summary of Operations and Unassigned Deficit, John Hancock Mutual Life Insurance Company, for each of the two years in the period ended December 31, 1997. (Part B)

8. Statement of Cash Flows, John Hancock Mutual Life Insurance Company, for each of the two years in the period ended December 31, 1997. (Part B)

9. Notes to Financial Statements, John Hancock Mutual Life Insurance Company. (Part B)

(B) EXHIBITS

1. John Hancock Mutual Life Insurance Company Board Resolution establishing the John Hancock Variable Annuity Account V.*

2.   Not Applicable.

3. (a) Form of Variable Annuity Contracts Marketing and Distribution Agreement Between John Hancock Mutual Life Insurance Company and John Hancock.**

     (b) Form of Soliciting Dealer Agreement between John Hancock Funds, Inc., and soliciting broker-dealers or financial institutions participating in distribution of Contracts.**

4. (a) Form of group deferred combination fixed and variable annuity contract.**

     (b) Form of group deferred combination fixed and variable annuity certificate.**

     (c) Form of individual deferred combination fixed and variable annuity contract.**

     (d)  Form of nursing home waiver of CDSL rider.**

     (e)  Form of one year stepped-up death benefit rider.**

     (f)  Form of accidental death benefit rider.**

5.   Form of contract application.**

6. (a) Articles of Organization and By-Laws of John Hancock Mutual Life Insurance Company.*

7.   Not Applicable.

8. Form of Responsibility and Cost Allocation Agreement Between John Hancock Mutual Life Insurance Company and John Hancock Funds, Inc.**

9.   Opinion and consent of counsel.+

10.  (a)  Not Applicable.

     (b)  Consent of independent auditors.+

11.  Not Applicable.

12.  Not Applicable.

13. Diagram of Subsidiaries of John Hancock Mutual Life Insurance Company incorporated by reference from Post-Effective Amendment No. 19 to Form N-1A Registration Statement of John Hancock Variable Series Trust I (File No. 33-2081) filed on February 27, 1998.

14. Power of Attorney of Robert J. Tarr, Jr., incorporated by reference from Post-Effective Amendment No. 4 to Registration Statement of John Hancock Mutual Variable Life Account UV (File No. 33-63900) filed on April 23, 1997. Copy of Power of Attorney for Michael C. Hawley, included in Post-Effective Amendment No. 2 to Form N-4 Registration Statement for John Hancock Variable Annuity Account V (File Nos. 33-82646 and 811-5140) filed on May 1, 1996. Copies of Powers of Attorney for all other directors, included in Post-Effective Amendment No. 1 to Form N-4 Registration Statement for John Hancock Variable Annuity Account V (File Nos. 33-82646 and 811-5140), filed on April 25, 1995.

27.  Not Applicable.

* Included in Post-Effective Amendment No. 1 to Form N-4 Registration Statement for John Hancock Variable Annuity Account V (File Nos. 33-82646 and 811-5140) filed on April 25, 1995.

** Incorporated by reference from initial Form N-4 registration statement for John Hancock Variable Annuity Account H File Nos. 333-08345 and 811-07711 filed electronically on July 18, 1996.

+    Filed herewith.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

   Directors                        Principal Occupations
   ---------                        ---------------------
   Samuel W. Bodman       Chairman of the Board and Chief Execu-
                          tive Officer, Cabot Corporation (chemi-
                          cals)
   Nelson S. Gifford      Principal, Fleetwing Capital(financial
                          services)
   William L. Boyan       Vice Chairman of the Board, John Hancock
   Kathleen F. Feldstein  President, Economics Studies Inc. (economic consulting)
   Lawrence K. Fish       Chairman and Chief Executive Officer,
                          Citizens Financial Group (banking).
   E. James Morton        Director, formerly Chairman of the
                          Board, John Hancock
   John F. Magee          Chairman of the Board, Arthur D. Little,
                          Inc. (industrial research and consulting)
   John M. Connors, Jr.   Chief Executive Officer and Director,
                          Hill, Holliday, Connors, Cosmopoulos,
                          Inc. (advertising)
   Stephen L. Brown       Chairman of the Board and Chief Execu-
                          tive Officer, John Hancock
   I. MacAllister Booth   Retired Chairman of the Board and Chief
                          Executive Officer, Polaroid Corporation
                          (photographic products)
   C. Vincent Vappi       Former President and Chief Executive Officer,
                          Vappi & Company, Inc. (construction)
   Robert J. Tarr, Jr.    Former President, Chief Executive Officer and
                          Chief Operations Officer, Harcourt General, Inc.
                          (publishing)
   David F. D'Alessandro  President and Chief Operating Officer, John
                          Hancock
   Joan T. Bok            Chairman Emeritus, New England Elec-
                          tric System (electric utility)
   Robert E. Fast         Senior Partner, Hale and Dorr (law firm)
   Foster L. Aborn        Vice Chairman of the Board, John Hancock
   Richard F. Syron       Chairman of the Board and Chief Execu-
                          tive Officer, American Stock Exchange
   Michael C. Hawley      President and Chief Operating Officer,
                          The Gillette Company (razors, etc.)
   Wayne A. Budd          Group President, Bell Atlantic - New England
                          (telecommunications)

   Executive Officers
   ------------------
   Diane M. Capstaff      Executive Vice President
   Thomas E. Moloney      Chief Financial Officer
   Richard S. Scipione    General Counsel
   Barry J. Rubenstein    Vice President, Counsel and Secretary

  The business address for each of the above-named officers and directors is:
John Hancock Mutual Life Insurance Company, John Hancock Place, P.O. Box 111, Boston, MA 02117.

ITEM 26.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

  The Registrant is a separate account of John Hancock Mutual Life Insurance Company ("Company"), operated as a unit investment trust. The Registrant supports benefits payable under the Company's variable annuity contracts by investing in shares of John Hancock Declaration Trust ("Trust") a "series" type of mutual fund, registered under the Investment Company Act of 1940 ("Act") as an open-end management investment company. The Company may purchase Trust shares to provide initial capital for the Trust. The Registrant and other separate accounts of the Company, John Hancock Variable Life Insurance Company ("JHVLICO"), and other unaffiliated life insurance companies will own all of the Trust's other outstanding shares for the forseeable future. The purchasers of variable annuity and any variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company and JHVLICO with respect to the voting of the shares of the Trust held by the Registrant as to certain matters. Subject to the voting instructions, the Company will control the Registrant.

  A diagram of the subsidiaries of the Company is incorporated by reference from Exhibit 17 to Post- Effective Amendment No. 17 to Form N-1A Registration Statement of John Hancock Variable Series Trust I (File No. 33-2081) filed February 27, 1998.


ITEM 27.   NUMBER OF CONTRACT OWNERS

  As of March 30, 1998, Registrant had 51,276 Contract Owners of all forms of Contracts offered by the Account.


ITEM 28.   INDEMNIFICATION

  Article 9a of the By-Laws of John Hancock provides indemnification to each present and former trustee, officer, and employee of John Hancock against litigation expenses and liabilities incurred while acting as such, subject to limitations of law, including under the Act. No indemnification shall be paid if a reasonable belief that his action was in the best interest of John Hancock. John Hancock may pay expenses incurred in defending an action or claim in advance of its final disposition, but only upon receipt of an undertaking by the person indemnified to repay such amounts if he or she should be determined not to be entitled to indemnification.

  Reference is made to Article VI of the By-Laws of the Fund, filed as Exhibit 2 to Post Effective Amendment No. 2 to the Fund's Registration Statement (File No. 33-2081) dated April 12, 1988, which provides that the Fund shall indemnify or advance any expenses to the trustees, shareholders, officers, or employees of the Fund to the extent set forth in the Declaration of Trust.

  Sections 6.3 through 6.17 of the Declaration of Trust, included as Exhibit 1 to the Fund's Post Effective Amendment No. 2, relate to the indemnification of trustees, shareholders, officers, and employees. It is provided that the Registrant shall indemnify any trustee made a party to any proceeding by reason of service in that capacity if the trustee (a) acted in good faith and (b) reasonably believed, (1) in the case of conduct in the trustee's official capacity with the Fund, that the conduct was in the best interest of the Fund and (2) in all other cases, that the conduct was at least not opposed to the best interests of the Fund, and (c) in the case of any criminal proceeding, the Fund shall indemnify the trustee if the trustee acted in good faith and had no reasonable cause to believe that the conduct was unlawful. Indemnification may not be made by the Fund unless authorized in each case by a determination by the Board of Trustees or by special legal counsel or by the shareholders. Neither indemnification nor advancement of expenses may be made if the trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of his office ("Disabling Conduct"). The means for determining whether indemnification shall be made shall be (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of Disabling Conduct or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that such person was not liable by reason of Disabling Conduct. Such latter determination may be made either (a) by the vote of a majority of a quorum of Trustees of the Fund who are neither "interested" persons of the Fund (as defined in the Act) nor parties to the proceeding or (b) by an independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the trustee or officer agrees to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and at least one of three conditions is satisfied: (1) he provides security for his agreement to repay, (2) the Fund is insured against loss by reason of lawful advances, or (3) a majority of a quorum of the Trustees of the Fund who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is reason to believe that the trustees or officer will be found entitled to indemnification.

  Similar types of provisions dealing with the indemnification of the Fund's officers and trustees are hereby incorporated by reference from documents previously filed with the Commission, specifically, Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.f. to Post- Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1989), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.a. to the Fund's Registration Statement (File No. 33-2081) dated December 11, 1985), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust and John Hancock Mutual Life Insurance Company (Exhibit 5.g. to Post-Effective Amendment No. 9 to the Fund's Registration Statement (File No. 33-2081) dated March 2, 1994),
Section 14 of the Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.k. to Post-Effective Amendment No. 13 to the Fund's Registration Statement (File No. 33-2081) dated April 30, 1996), Section 7 of the Underwriting and Administrative Services Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 6 to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1986, Section 15 of the Transfer Agency Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 9 to Pre- Effective Amendment No. 1 to the Registration Statement of the Fund (File No. 33-2081) dated March 13, 1986), and
Section 6 of the Underwriting and Indemnity Agreement By and Among John Hancock Series Trust, John Hancock Distributors, Inc., and John Hancock Mutual Life Insurance Company (Exhibit 6.b. to Post- Effective Amendment No. 14 to Form N-1A Registration Statement of the Fund (File No. 33-2081) filed February 28, 1997).

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

  (a) JHFI acts as principal underwriter, depositor, sponsor or investment adviser for the following investment companies.

John Hancock Investment Trust
John Hancock Investment Trust II
John Hancock Investment Trust III
John Hancock Cash Reserve, Inc.
John Hancock Current Interest
John Hancock Bond Trust
John Hancock California Tax-Free Income Fund
John Hancock Capital Series
John Hancock Institutional Series Trust
John Hancock Variable Series Trust I
John Hancock Sovereign Bond Fund
John Hancock Special Equities Fund
John Hancock Strategic Series
John Hancock Tax-Exempt Series Fund
John Hancock Tax-Free Bond Trust
John Hancock World Fund
John Hancock Declaration Trust
John Hancock Variable Annuity Account JF
John Hancock Variable Annuity Account H
John Hancock Variable Annuity Account V (with respect to certain contracts)

  (b) The following lists the names and positions with underwriter of the directors and officers of JHFI.

Foster L. Aborn                  Director
Edward J. Boudreau, Jr.          Director and Chairman
Stephen L. Brown                 Director
David F. D'Alessandro            Director
John M. DeCiccio                 Director
William C. Fletcher              Director
Robert G. Freedman               Director
Anne C. Hodsdon                  Director
David A. King                    Director
Jeanne M. Livermore              Director
Thomas E. Moloney                Director
Richard S. Scipione              Director
Robert H. Watts                  Director

Edward J. Boudreau, Jr.,         Chairman, President and Chief Executive Officer
Robert H. Watts                  Executive Vice President and Chief Compliance Officer
Osbert M. Hood                   Senior Vice President and Chief Financial Officer
John A. Morin                    Vice President and Secretary
Christopher M. Meyer             Vice President and Treasurer
James V. Bowhers                 Executive Vice President
Anne C. Hodsdon                  Executive Vice President
Anthony P. Petrucci              Executive Vice President
Richard O. Hansen                Senior Vice President
Keith Hartstein                  Senior Vice President
Kathleen M. Graveline            Senior Vice President
James B. Little                  Senior Vice President
Charles H. Womack                Senior Vice President
Susan S. Newton                  Vice President
Karen F. Walsh                   Vice President
Griselda Lyman                   Vice President
J. William Benintende            Vice President
Gary Cronin                      Vice President
Kristine Pancare                 Vice President
Martin J. Thomas                 Second Vice President
Arthur J. Holzman, Jr.           Second Vice President and Assistant Treasurer
William H. King                  Assistant Treasurer
Theresa Apruzzese                Assistant Secretary
John J. Cotter                   Assistant Secretary
Carmen M. Pelissier              Assistant Secretary

The business address for each of the above-named officers and directors is: John Hancock Funds, Inc., 101 Huntington Avenue, Boston, Massachusetts 02199-7603.

  (c) Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

  The following entities prepare, maintain, and preserve the records required by
Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request:

  The Company, John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117, prepares, maintains and preserves all other records required by Section
31(a) of the Act.

ITEM 31.   MANAGEMENT SERVICES

  Not applicable.

ITEM 32.   UNDERTAKINGS

  (a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

  (b) Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus a space that an applicant can check to request a Statement of Additional Information, or to provide a toll-free telephone number that applicants may call for this purpose.

  (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

  (d) Registrant represents that, in connection with the sale of the Contracts offered pursuant to this Registration Statement, it has complied with the conditions of the SEC no-action letter regarding the purchase of variable annuity contracts under retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code (American Council of Life Insurance (pub. avail. Nov. 28, 1988)). Specifically, Registrant (1) has included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in the prospectus; (2) will include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the Contracts; (3) will instruct sales representatives specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of potential plan participants; and (4) will obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the restrictions on redemptions imposed by Section 403(b)(11) and (b) the investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his Accumulated Value or Surrender Value.

     (e) John Hancock Mutual Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                  SIGNATURES


     AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, REGISTRANT HAS CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF BOSTON AND THE COMMONWEALTH OF MASSACHUSETTS, ON THE 17th DAY OF SEPTEMBER, 1998


                                                  JOHN HANCOCK VARIABLE ANNUITY
                                                  ACCOUNT V (REGISTRANT)

                                                  By John Hancock Mutual Life
                                                   Insurance Company


                                                  By /s/ RICHARD S. SCIPIONE
                                                    --------------------------
                                                         RICHARD S. SCIPIONE
                                                         General Counsel


                                                  JOHN HANCOCK MUTUAL LIFE
                                                  INSURANCE COMPANY (DEPOSITOR)


                                                  By /s/ RICHARD S. SCIPIONE
                                                    --------------------------
                                                         RICHARD S. SCIPIONE
                                                         General Counsel

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR CAPACITIES WITH JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY AND ON THE DATES INDICATED.

Signature                     Title                               Date
---------                     -----                               ----
/s/ THOMAS E. MOLONEY         Chief Financial Officer         September 18, 1998
----------------------        (Principal Financial Officer
Thomas E. Moloney             and Principal Accounting
                              Officer)



/s/ RICHARD S. SCIPIONE       General Counsel (Acting         September 17, 1998
-----------------------       Principal Executive Officer)
Richard S. Scipione
as Attorney-in-Fact



FOR: William L. Boyan         Director
     Samuel W. Bodman         Director
     Nelson S. Gifford        Director
     William L. Boyan         Director
     Kathleen F. Feldstein    Director
     Lawrence K. Fish         Director
     E. James Morton          Director
     John F. Magee            Director
     John M. Conners, Jr.     Director
     I. MacAllister Booth     Director
     C. Vincent Vappi         Director
     Robert J. Tarr, Jr.      Director
     David F. D'Alessandro    Director
     Joan T. Bok              Director
     Robert F. Fast           Director
     Foster L. Aborn          Director
     Richard F. Syron         Director
     Michael C. Hawley        Director